UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2011 – CPFL ENERGIA S.A.	Version: 3

Summary

Registration data

General information	1
Address	2
Marketable securities	3
Auditor	4
Share registrer	5
Investor Relations Officer or equivalent	6
Shareholders’ Department	7

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 3

1 - General information

Company Name:                                  CPFL ENERGIA S.A.

Initial Company name:                       08/06/2002

Type of participant:                            Publicly quoted corporation

Previous

company name:                                  Draft II Participações S.A

Date of Incorporation:                       03/20/1998

CNPJ (Federal Tax ID):                      02.429.144/0001-93

CVM CODE:                                          1866-0

Registration

Date CVM:                                            05/18/2000

State of CVM

Registration:                                       Active

Starting date

of situation:                                         05/18/2000

Country:                                               Brasil

Country in which the

marketable securities

are held in custody:                          Brasil

Foreign countries in

which the marketable

securities are accepted

for trading

                                                               Country                                                                               Date of admission

                                                               United States                                                                                     09/29/2004

Sector of activity:                              Holding ( Electric Energy)

Description of activity:                     Holdings

Issuer’s Category:                            Category A

Registration Date

on actual category:                           01/01/2010

Issuer’s Situation:                             Operational

Starting date

of situation:                                         05/18/2000

Type of share control:                      Private Holding

Date of last change of

share control:                                    11/30/2009

Date of last change

of company year:

1

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 3

Day/Month of

year end:                                             12/31

Web address:                                       www.cpfl.com.br

Newspapers in which

issuer discloses its information:   Name of paper Jornal in which issuer discloses its information       FU

                                                                Valor Econômico                                                                                             SP

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Nopel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telefone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

3 - MARKETABLE SECURITIES

Shares                                                                 Trading                                                Listing

Trading mkt         Managing body                   Start date             End        Segment              Start date             End

Bolsa                     BM&FBOVESPA                 09/29/2004                          Novo Mercado     9/29/2004

Debentures                                                                        Trading                                                Listing

Trading mkt         Managing body                   Start date             End        Segment              Start date             End

Organized

Market                   CETIP                                   05/18/2000                          Traditional            05/19/2000

4 - AUDITOR INFORMATION

Is there an auditor?                         Yes

CVM CODE:                                        418-9

Type of Auditor:                                Brazilian

INDEPENDENT ACCOUNTANT:       KPMG Auditores Independentes

CNPJ:                                                  57.755.217/0011-09

Service Provision Period:              04/01/2007

PARTNER IN CHARGE	Service Provision Period	CPF (INDIVIDUAL TAX ID)
Jarib Brisola Duarte Fogaça	04/01/2007	012.163.378-02

2

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 3

5 – SHARE REGISTRAR

Do you have service provider:                      Yes

Corporate Name:                                             Banco do Brasil

CNPJ:                                                                  00.000.000/0001-91

Service Provision Period:                              01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

6 – INVESTOR RELATIONS OFFICER

NAME:                                                   Lorival Nogueira Luz Junior

                                                               Director of Investor Relations

CPF/CNPJ:                                           678.741.266-53

Address: Rodovia Engenheiro Miguel Nopel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telefone (019) 3756-6083, Fax (019) 3756-6089, e-mail: lorival.luz@cpfl.com.br.

Start date of activity:                        03/21/2011

End date of activity:

7 – SHAREHOLDERS’ DEPARTMENT

Contact                                                Eduardo Atsushi Takeiti

Start date of activity:                       12/13/2007

End date of activity:

Address: Rodovia Engenheiro Miguel Nopel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telefone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

3

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2011 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	1
Cash dividend	1
DFP
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Cash Flow Statements	5
Statement of Changes in Shareholders Equity
DMPL – 01/01/2011 to 12/31/2011	6
DMPL – 01/01/2010 to 12/31/2010	7
DMPL – 01/01/2009 to 12/31/2009	8
Statements of Added Value	9
Consolidated of DFP
Balance Sheet Assets	10
Balance Sheet Liabilities	11
Income Statement	12
Statement of Comprehensive income	13
Cash Flow Statements	14
Statement of Changes in Shareholders Equity
DMPL – 01/01/2011 to 12/31/2011	15
DMPL – 01/01/2010 to 12/31/2010	16
DMPL – 01/01/2009 to 12/31/2009	17
Statements of Added Value	18
Management Report	19
Notes to Financial Statements	37
Reports
Independent Auditors’ Report Unqualified	120
Report of the Audit Committee	123
Management Declaration on financial Statements	124
Management Declaration on Independent Auditors’ Report	125

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2011 - CPFL Energia S. A

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 12/31/2011
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)
RCA	08/10/2011	Dividend	09/30/2011	ON (Common shares)		0.77702
AGM	04/28/2011	Dividend	04/30/2011	ON (Common shares)		1.01019
RCA	03/07/2012	Dividend	-	ON (Common shares)		0.78820

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2011 - CPFL Energia S. A

BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

PARENT COMPANY FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current year 12/31/2011	Pevious year 12/31/2010	Pevious year 12/31/2009
1	Total assets	7,607,793	7,041,917	6,841,525
1.01	Current assets	764,388	601,635	507,356
1.01.01	Cash and cash equivalents	549,189	110,958	219,126
1.01.02	Financial Investments	45,668	42,533	39,253
1.01.02.02	Financial Investments at amortized cost	45,668	42,533	39,253
1.01.02.02.01	Held for trade	45,668	42,533	39,253
1.01.06	Recoverable taxes	40,783	34,992	44,310
1.01.06.01	Current Recoverable taxes	40,783	34,992	44,310
1.01.08	Other current assets	128,748	413,152	204,667
1.01.08.03	Other	128,748	413,152	204,667
1.01.08.03.01	Other Credits	2,833	504	2,643
1.01.08.03.02	Dividends and interest on shareholders’ equity	125,913	412,648	201,772
1.01.08.03.03	Derivative	2	0	252
1.02	Noncurrent assets	6,843,405	6,440,282	6,334,169
1.02.01	Long - term assets	228,060	272,798	327,471
1.02.01.02	Financial Investments at amortized cost	2,854	39,216	62,179
1.02.01.02.01	Held to maturity	2,854	39,216	62,179
1.02.01.06	Deferred taxes	193,874	177,729	176,199
1.02.01.06.02	Deferred taxes credits	193,874	177,729	176,199
1.02.01.08	Related parties	2,610	14,875	25,102
1.02.01.08.02	Subsidiaries	2,610	14,875	25,102
1.02.01.09	Other noncurrent assets	28,722	40,978	63,991
1.02.01.09.03	Escrow deposits	11,744	10,676	9,810
1.02.01.09.04	Recoverable taxes	0	2,787	2,787
1.02.01.09.05	Other credits	16,978	27,515	51,394
1.02.02	Investments	6,614,915	6,167,072	6,006,277
1.02.02.01	Permanent equity interests	6,614,915	6,167,072	6,006,277
1.02.02.01.02	Investments in subsidiares	6,614,915	6,167,072	6,006,277
1.02.03	Property, plant and equipment	312	157	1
1.02.04	Intangible assets	118	255	420

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2011 - CPFL Energia S. A

BALANCE SHEET ( LIABILITIES - in thousands of Brazilian reais – R$)

PARENT COMPANY FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS´ EQUITY
(in thousands of Brazilian reais – R$)

Code	Description	Current year 12/31/2011	Previous year 12/31/2010	Previous year 12/31/2009
2	Total liabilities	7,607,793	7,041,917	6,841,525
2.01	Current liabilities	200,258	41,245	40,149
2.01.01	Social and Labor Obligations	7	204	78
2.01.01.02	Labor Obligations	7	204	78
2.01.01.02.01	Estimated Labor Obligation	7	204	78
2.01.02	Suppliers	1,618	1,768	2,658
2.01.02.01	National Suppliers	1,618	1,768	2,658
2.01.03	Tax Obligations	197	436	102
2.01.03.01	Federal Tax Obligations	197	436	102
2.01.03.01.02	Others	197	436	102
2.01.04	Loans and financing	166,403	15,529	12,788
2.01.04.02	Debentures	166,403	15,529	12,788
2.01.04.02.01	Interest on debentures	16,403	15,529	12,788
2.01.04.02.02	Debentures	150,000	0	0
2.01.05	Other Current liabilities	32,033	23,308	24,523
2.01.05.02	Others	32,033	23,308	24,523
2.01.05.02.01	Dividends and interest on shareholders equity	15,575	16,360	17,036
2.01.05.02.04	Derivatives	0	123	0
2.01.05.02.05	Other payable	16,458	6,825	7,487
2.02	Noncurrent liabilities	340,378	506,964	532,028
2.02.01	Loans and financing	300,000	450,000	450,000
2.02.01.02	Debentures	300,000	450,000	450,000
2.02.02	Other Noncurrent liabilities	28,665	46,298	72,228
2.02.02.02	Other	28,665	46,298	72,228
2.02.02.02.03	Derivatives	24	460	1,056
2.02.02.02.04	Other payable	28,641	45,838	71,172
2.02.04	Provisons	11,713	10,666	9,800
2.02.04.01	Civil, Labor, Social and Tax Provisions	11,713	10,666	9,800
2.02.04.01.01	Tax Provisions	11,713	10,666	9,800
2.03	Shareholders’ equity	7,067,157	6,493,708	6,269,348
2.03.01	Capital	4,793,424	4,793,424	4,741,175
2.03.02	Capital reserves	229,955	16	16
2.03.04	Profit reserves	1,253,655	904,705	996,768
2.03.04.01	Legal reserves	495,185	418,665	341,751
2.03.04.08	Additional Proposed dividend	758,470	486,040	655,017
2.03.05	Accumulated profit or loss	0	0	-234,278
2.03.06	Revaluation Reserve	790,123	795,563	765,667
2.03.06.01	Revaluation Reserve	790,123	795,563	765,667

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2011 to 12/31/2011	YTD previous year 01/01/2010 to 12/31/2010	YTD previous year 01/01/2009 to 12/31/2009
3.01	Net revenues	1,191	1,795	4
3.03	Operating income	1,191	1,795	4
3.04	Operating income (expense)	1,550,699	1,575,292	1,649,146
3.04.02	General and administrative	-30,791	-34,676	-18,339
3.04.05	Other	-145,189	-145,302	-150,114
3.04.06	Equity income	1,726,679	1,755,270	1,817,599
3.05	Income before financial income and taxes	1,551,890	1,577,087	1,649,150
3.06	Financial income / expense	585	-3,287	-29,516
3.06.01	Financial income	57,783	92,941	37,184
3.06.02	Financial expense	-57,198	-96,228	-66,700
3.07	Income before taxes	1,552,475	1,573,800	1,619,634
3.08	Income tax and social contribution	-22,072	-35,519	37,663
3.08.01	Current	-38,217	-37,052	-18,568
3.08.02	Deferred	16,145	1,533	56,231
3.09	Net income from continuing operations	1,530,403	1,538,281	1,657,297
3.11	Net income	1,530,403	1,538,281	1,657,297
3.99.01.01	ON	1.59	1.60	1.73

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2011 to 12/31/2011	YTD previous year 01/01/2010 to 12/31/2010	YTD previous year 01/01/2009 to 12/31/2009
6.01	Net cash from operating activities	1,637,526	1,262,001	1,298,906
6.01.01	Cash generated from operations	7,651	-14,486	2,573
6.01.01.01	Net income, including income tax and social contribution	1,552,475	1,573,800	1,619,634
6.01.01.02	Depreciation and amortization	145,359	145,452	148,868
6.01.01.03	Reserve for contingencies	0	0	9,800
6.01.01.04	Interest and monetary and exchange restatement	36,496	21,532	40,500
6.01.01.06	Equity in subsidiaries	-1,726,679	-1,755,270	-1,817,599
6.01.01.07	Loss (Gain) on noncurrent assets disopsal	0	0	1,370
6.01.02	Variation on assets and liabilities	1,629,875	1,276,487	1,296,333
6.01.02.01	Dividend and interest on shareholders’ equity received	1,692,403	1,317,799	1,423,009
6.01.02.02	Recoverable taxes	28,249	38,945	22,812
6.01.02.03	Escrow deposits	-21	0	-9,450
6.01.02.05	Other operating assets	7,762	-309	-3,580
6.01.02.06	Suppliers	-150	-890	848
6.01.02.07	Income tax and social contribution paid	-39,730	-38,003	-21,215
6.01.02.08	Other taxes and social contributions	1,103	3,295	2,688
6.01.02.09	Interest on debts (paid)	-51,984	-44,895	-52,998
6.01.02.10	Other operating liabilities	-7,757	545	-65,781
6.02	Net cash in investing activities	30,394	53,579	77,649
6.02.01	Capital decrease	0	0	60,236
6.02.02	Acquisition of property, plant and equipment	-188	2	0
6.02.03	Financial investments	46,202	43,627	41,709
6.02.04	Increase of intangible assets	0	0	-99
6.02.05	Sales of noncurrent assets	0	-45	0
6.02.06	Advance for future capital increase	0	0	-140
6.02.07	Intercompany loans with subsidiaries and associated companies	-3,868	10,227	-24,057
6.02.08	Capital increase	-11,752	0	0
6.02.09	Others	0	-232	0
6.03	Net cash in financing activities	-1,229,689	-1,423,748	-1,173,131
6.03.01	Payments of Loans, financing and debentures , net of derivatives	-121	-198	-170
6.03.02	Dividend and interest on shareholders’ equity paid	-1,229,568	-1,423,550	-1,172,961
6.05	Increase (decrease) in cash and cash equivalents	438,231	-108,168	203,424
6.05.01	Cash and cash equivalents at beginning of period	110,958	219,126	15,702
6.05.02	Cash and cash equivalents at end of period	549,189	110,958	219,126

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO DECEMBER 31, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	16	904,705	-	795,563	6,493,708
5.03	Adjusted balance	4,793,424	16	904,705	-	795,563	6,493,708
5.04	Capital transactions within shareholders	-	229,940	- 486,040	- 742,742	-	- 998,842
5.04.06	Dividend	-	-	-	- 747,709	-	- 747,709
5.04.08	Additional dividend approved	-	-	- 486,040	-	-	- 486,040
5.04.09	Business Combination - CPFL Renováveis	-	229,940	-	-	-	229,940
5.04.10	Prescribed dividends	-	-	-	4,967	-	4,967
5.05	Other comprehensive income	-	-	-	1,577,732	5,441	1,572,291
5.05.01	Net income / Loss for the period	-	-	-	1,530,403	-	1,530,403
5.05.02	Other comprehensive income	-	-	-	47,329	- 5,441	41,888
5.05.02.03	Equity valuation adjustments on comprehensive income of subsidiaries	-	-	-	47,329	- 5,441	41,888
5.06	Internal changes in Shareholders´ equity	-	-	834,990	- 834,990	-	-
5.06.01	Legal reserve	-	-	76,520	- 76,520	-	-
5.06.04	Dividend proposed	-	-	758,470	- 758,470	-	-
5.07	Final balance	4,793,424	229,956	1,253,655	-	790,122	7,067,157

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO DECEMBER 31, 2010 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	996,768	- 234,278	765,667	6,269,348
5.03	Adjusted balance	4,741,175	16	996,768	- 234,278	765,667	6,269,348
5.04	Capital transactions within shareholders	52,249	-	- 655,017	- 768,023	-	- 1,370,791
5.04.01	Capital increase	52,249	-	-	-	-	52,249
5.04.06	Dividend	-	-	-	- 774,429	-	- 774,429
5.04.08	Additional dividend approved	-	-	- 655,017	-	-	- 655,017
5.04.09	Prescribed dividends	-	-	-	6,406	-	6,406
5.05	Net income / Loss for the period	-	-	-	1,565,255	29,896	1,595,151
5.05.01	Other comprehensive income	-	-	-	1,538,281	-	1,538,281
5.05.02	Other comprehensive income	-	-	-	26,974	29,896	56,870
5.05.02.03	Equity valuation adjustments on comprehensive income of subsidiaries	-	-	-	26,974	29,896	56,870
5.06	Internal changes in Shareholders´ equity	-	-	562,954	- 562,954	-	-
5.06.01	Legal reserve	-	-	76,914	- 76,914	-	-
5.06.04	Dividend proposed	-	-	486,040	- 486,040	-	-
5.07	Final balance	4,793,424	16	904,705	-	795,563	6,493,708

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO DECEMBER 31, 2009 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	883.533	-631.911	799.870	5,792,683
5.03	Adjusted balance	4,741,175	16	883.533	-631.911	799.870	5,792,683
5.04	Capital transactions within shareholders	0	0	-606.105	-567.130	0	(1,173,235)
5.04.06	Dividend	0	0	0	-571.671	0	-571.671
5.04.08	Additional dividend approved	0	0	-606.105	0	0	-606.105
5.04.09	Prescribed dividend	0	0	0	4.541	0	4.541
5.05	Total comprehensive income	0	0	0	1,684,103	-34.203	1,649,900
5.05.01	Net income / Loss for the period	0	0	0	1,657,297	0	1,657,297
5.05.02	Other comprehensive income	0	0	0	26.806	-34.203	-7.397
5.05.02.03	Equity valuation adjustments	0	0	0	26.806	-34.203	-7.397
5.06	Internal changes of shareholders equity	0	0	719.340	-719.340	0	0
5.06.01	Constitution/Realization of capital reserve	0	0	64.323	-64.323	0	0
5.06.04	Dividend proposed	0	0	655.017	-655.017	0	0
5.07	Final balance	4,741,175	16	996.768	-234.278	765.667	6,269,348

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

STATEMENTS OF ADDED VALUE (in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2011 to 12/31/2011	YTD previous year 01/01/2010 to 12/31/2010	YTD previous year 01/01/2009 to 12/31/2009
7.01	Revenues	1,500	1,971	103
7.01.01	Sales of goods, products and services	1,312	1,971	4
7.01.03	Revenues related to the construction of own assets	188	-	99
7.02	Inputs	- 23,313	- 30,554	- 17,104
7.02.02	Material-Energy-Outsourced services-Other	- 18,215	- 19,499	- 7,900
7.02.04	Other	- 5,098	- 11,055	- 9,204
7.03	Gross added value	- 21,813	- 28,583	- 17,001
7.04	Retentions	- 145,359	- 145,452	- 148,868
7.04.01	Depreciation and amortization	- 170	- 150	- 119
7.04.02	Other	- 145,189	- 145,302	- 148,749
7.04.02.01	Intangible concession asset - amortization	- 145,189	- 145,302	- 148,749
7.05	Net added value generated	- 167,172	- 174,035	- 165,869
7.06	Added value received in transfer	1,803,252	1,866,476	1,873,259
7.06.01	Equity in subsidiaries	1,726,679	1,755,270	1,817,599
7.06.02	Financial income	76,573	111,206	55,660
7.07	Added Value to be Distributed	1,636,080	1,692,441	1,707,390
7.08	Distribution of Added Value	1,636,080	1,692,441	1,707,390
7.08.01	Personnel	6,314	3,293	1,997
7.08.01.01	Direct Remuneration	4,235	3,055	1,857
7.08.01.02	Benefits	1,839	131	49
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	240	107	91
7.08.02	Taxes, Fees and Contributions	42,079	54,548	- 18,661
7.08.02.01	Federal	42,075	54,532	- 18,666
7.08.02.02	State	4	-	-
7.08.02.03	Municipal	-	16	5
7.08.03	Remuneration on third parties’ capital	57,284	96,319	66,757
7.08.03.01	Interest	57,181	96,195	66,635
7.08.03.02	Rental	103	124	122
7.08.04	Remuneration on own capital	1,530,403	1,538,281	1,657,297
7.08.04.02	Dividend	1,501,212	1,254,063	1,222,147
7.08.04.03	Profit / loss for the period	29,191	284,218	435,150

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian  reais – R$)

Code	Description	Current year 12/31/2011	Pevious year 12/31/2010	Pevious year 12/31/2009
1	Total assets	27,413,057	20,056,797	18,490,759
1.01	Current assets	5,363,055	3,898,180	3,649,296
1.01.01	Cash and cash equivalents	2,699,837	1,562,897	1,487,243
1.01.02	Financial Investments	47,521	42,533	39,253
1.01.02.02	Financial Investments at amortized cost	47,521	42,533	39,253
1.01.02.02.01	Held for trade	47,521	42,533	39,253
1.01.03	Accounts receivable	1,874,280	1,816,073	1,752,858
1.01.03.01	Consumers	1,874,280	1,816,073	1,752,858
1.01.04	Materials and suppliers	44,872	25,233	17,360
1.01.06	Recoverable taxes	277,463	193,020	192,278
1.01.06.01	Current Recoverable taxes	277,463	193,020	192,278
1.01.08	Other current assets	419,082	258,444	160,304
1.01.08.03	Other	419,082	258,444	160,304
1.01.08.03.01	Other credits	409,938	253,446	156,560
1.01.08.03.02	Derivatives	3,733	244	795
1.01.08.03.03	Leases	4,581	4,754	2,949
1.01.08.03.04	Dividends and interest on shareholders’ equity	830	0	0
1.02	Noncurrent assets	22,050,002	16,158,617	14,841,463
1.02.01	Long - term assets	4,830,487	3,787,268	3,565,323
1.02.01.02	Financial Investments at amortized cost	109,964	72,822	79,835
1.02.01.02.01	Held to maturity	109,964	72,822	79,835
1.02.01.03	Accounts receivable	182,300	195,738	224,887
1.02.01.03.01	Consumers	182,300	195,738	224,887
1.02.01.06	Deferred taxes	1,176,535	1,183,460	1,286,805
1.02.01.06.02	Deferred taxes credits	1,176,535	1,183,460	1,286,805
1.02.01.09	Other noncurrent assets	3,361,688	2,335,248	1,973,796
1.02.01.09.03	Derivatives	215,642	82	7,881
1.02.01.09.04	Escrow deposits	1,128,616	890,685	794,177
1.02.01.09.05	Recoverable taxes	216,715	138,966	113,235
1.02.01.09.06	Leases	24,521	26,315	21,243
1.02.01.09.07	Financial asset of concession	1,376,664	934,646	674,029
1.02.01.09.08	Private pension fund	3,415	5,800	9,725
1.02.01.09.09	Investments in subsidiares	116,654	116,654	116,477
1.02.01.09.10	Other credits	279,461	222,100	237,029
1.02.03	Property, plant and equipment	8,292,076	5,786,465	5,213,039
1.02.03.01	Fixed assets - in service	7,226,461	4,989,235	3,909,585
1.02.03.03	Fixed assets - in progress	1,065,615	797,230	1,303,454
1.02.04	Intangible assets	8,927,439	6,584,874	6,063,101
1.02.04.01	Intangible assets	8,927,439	6,584,874	6,063,101

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS´ EQUITY
(in thousands of Brazilian reais – R$)

Code	Description	Current year 12/31/2011	Pevious year 12/31/2010	Pevious year 12/31/2009
2	Total liabilities	27,413,057	20,056,797	18,490,759
2.01	Current liabilities	4,499,437	4,428,322	3,422,933
2.01.01	Social and Labor Obligations	70,771	58,688	50,898
2.01.01.02	Labor Obligations	70,771	58,688	50,898
2.01.01.02.01	Estimated Labor Obligation	70,771	58,688	50,898
2.01.02	Suppliers	1,240,143	1,047,385	1,021,452
2.01.02.01	National Suppliers	1,240,143	1,047,385	1,021,452
2.01.03	Tax Obligations	483,028	455,248	498,610
2.01.03.01	Federal Tax Obligations	182,510	207,357	182,704
2.01.03.01.01	Income tax and Social Contribution	90,120	109,133	88,063
2.01.03.01.02	PIS (Tax on Revenue)	12,446	13,563	11,762
2.01.03.01.03	COFINS (Tax on Revenue)	59,429	63,668	54,978
2.01.03.01.04	Others	20,515	20,993	27,901
2.01.03.02	State Tax Obligations	300,518	247,891	315,906
2.01.04	Loans and financing	1,653,053	2,247,407	1,356,885
2.01.04.01	Loans and financing	1,038,316	619,383	756,576
2.01.04.01.01	Brazilian currency	1,016,068	606,401	646,124
2.01.04.01.02	Foreign Currency	22,248	12,982	110,452
2.01.04.02	Debentures	614,737	1,628,024	600,309
2.01.04.02.01	Debentures	531,185	1,509,958	499,025
2.01.04.02.02	Interest on debentures	83,552	118,066	101,284
2.01.05	Other liabilities	1,052,442	619,594	495,088
2.01.05.02	Others	1,052,442	619,594	495,088
2.01.05.02.01	Dividends and interest on shareholders equity	24,525	23,815	25,284
2.01.05.02.04	Derivatives	0	3,981	7,012
2.01.05.02.05	Private pension fund	40,695	40,103	44,484
2.01.05.02.06	Regulatory charges	145,146	123,542	63,750
2.01.05.02.07	Public Utilities	28,738	17,287	15,697
2.01.05.02.08	Other payable	813,338	410,866	338,861
2.02	Noncurrent liabilities	14,361,110	8,878,819	8,531,047
2.02.01	Loans and financing	11,954,734	7,159,311	6,542,638
2.02.01.01	Loans and financing	7,406,082	4,946,997	3,791,469
2.02.01.01.01	Brazilian currency	5,677,756	4,481,420	2,740,587
2.02.01.01.02	Foreign Currency	1,728,326	465,577	1,050,882
2.02.01.02	Debentures	4,548,652	2,212,314	2,751,169
2.02.02	Other payable	1,030,154	1,150,476	1,405,755
2.02.02.02	Other	1,030,154	1,150,476	1,405,755
2.02.02.02.03	Derivatives	24	7,883	5,694
2.02.02.02.04	Private pension fund	414,629	570,878	723,286
2.02.02.02.05	Taxes and Contributions	165	959	1,639
2.02.02.02.06	Public Utilities	440,926	429,631	405,837
2.02.02.02.07	Other payable	174,410	141,125	226,644
2.02.02.02.08	Suppliers	0	0	42,655
2.02.03	Deferred taxes	1,038,101	277,767	282,010
2.02.03.01	Deferred Income tax and Social Contribution	1,038,101	277,767	282,010
2.02.04	Provisions	338,121	291,265	300,644
2.02.04.01	Provisions	338,121	291,265	300,644
2.02.04.01.01	Tax Provisions	248,760	219,513	223,779
2.02.04.01.02	Labor and tax provisions	43,850	39,136	42,752
2.02.04.01.04	Civil provisions	28,484	27,843	34,113
2.02.04.01.05	Others	17,027	4,773	0
2.03	Shareholders equity - consolidated	8,552,510	6,749,656	6,536,779
2.03.01	Capital	4,793,424	4,793,424	4,741,175
2.03.02	Capital reserves	229,956	16	16
2.03.04	Profit reserves	1,253,655	904,705	996,768
2.03.04.01	Legal reserves	495,185	418,665	341,751
2.03.04.08	Additional Proposed dividend	758,470	486,040	655,017
2.03.05	Accumulated profit or loss	0	0	-234,278
2.03.06	Revaluation Reserve	790,123	795,563	765,667
2.03.06.01	Revaluation Reserve	790,123	795,563	765,667
2.03.09	Noncontrolling interest	1,485,352	255,948	267,431

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2011 to 12/31/2011	YTD previous year 01/01/2010 to 12/31/2010	YTD previous year 01/01/2009 to 12/31/2009
3.01	Net revenues	12,764,028	12,023,729	11,358,006
3.02	Cost of electric energy services	-8,517,565	-8,340,963	-7,689,391
3.02.01	Cost of electric energy	-6,220,970	-6,222,490	-6,014,509
3.02.02	Operating cost	-1,157,970	-1,067,493	-1,053,938
3.02.03	Services rendered to third parties	-1,138,625	-1,050,980	-620,944
3.03	Operating income	4,246,463	3,682,766	3,668,615
3.04	Operating income (expense)	-1,195,916	-943,451	-885,932
3.04.01	Sales expenses	-364,352	-300,435	-255,199
3.04.02	General and administrative	-615,171	-443,212	-403,390
3.04.05	Others	-216,393	-199,804	-227,343
3.05	Income before financial income and taxes	3,050,547	2,739,315	2,782,683
3.06	Financial income / expense	-688,590	-353,943	-309,706
3.06.01	Financial income	698,188	483,115	351,360
3.06.02	Financial expense	-1,386,778	-837,058	-661,066
3.07	Income before taxes	2,361,957	2,385,372	2,472,977
3.08	Income tax and social contribution	-779,573	-825,335	-784,109
3.08.01	Current	-735,908	-755,321	-505,203
3.08.02	Deferred	-43,665	-70,014	-278,906
3.09	Net income from continuing operations	1,582,384	1,560,037	1,688,868
3.11	Net income	1,582,384	1,560,037	1,688,868
3.11.01	Net income attributable to controlling shareholders	1,530,403	1,538,280	1,657,297
3.11.02	Net income attributable to noncontrolling shareholders	51,981	21,757	31,571
3.99.01.01	ON	-	-	-

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2011 to 12/31/2011	YTD previous year 01/01/2010 to 12/31/2010	YTD previous year 01/01/2009 to 12/31/2009
4.01	Net income	1,582,384	1,560,037	1,688,868
4.02	Other comprehensive income	41,890	54,540	-7,512
4.02.01	Gain on Financial instruments - Financial asset of concession	63,212	82,636	-11,382
4.02.02	Tax on Financial instruments - Financial asset of concession	-21,322	-28,096	3,870
4.03	Consolidated comprehensive income for the period	1,624,274	1,614,577	1,681,356
4.03.01	Attributable to controlling shareholders	1,572,292	1,595,151	1,649,900
4.03.02	Attributable to noncontrolling shareholders	51,982	19,426	31,456

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2011 to 12/31/2011	YTD previous year 01/01/2010 to 12/31/2010	YTD previous year 01/01/2009 to 12/31/2009
6.01	Net cash from operating activities	2,488,652	2,029,213	2,439,261
6.01.01	Cash generated from operations	4,294,160	3,584,715	3,776,794
6.01.01.01	Net income, including income tax and social contribution	2,361,957	2,385,372	2,472,977
6.01.01.02	Depreciation and amortization	801,203	691,793	673,073
6.01.01.03	Reserve for contingencies	35,219	-29,598	-13,623
6.01.01.04	Interest and monetary and exchange restatement	1,168,617	613,946	572,470
6.01.01.05	Gain on pension plan	-82,953	-80,629	-3,066
6.01.01.06	Losses on disposal of noncurrent assets	3,688	1,142	-686
6.01.01.07	Deferred taxes - PIS and COFINS	6,429	2,153	75,649
6.01.01.08	Other	0	536	0
6.01.02	Variation on assets and liabilities	-1,805,508	-1,555,502	-1,337,533
6.01.02.01	Consumers, Concessionaires and Licensees	-9,184	-34,085	-96,260
6.01.02.02	Recoverable Taxes	-12,972	3,146	9,265
6.01.02.03	Leases	-6,347	-2,945	-2,276
6.01.02.04	Escrow deposits	-164,165	-52,109	948
6.01.02.05	Other operating assets	-61,086	-78,202	1,165
6.01.02.06	Suppliers	122,783	-16,714	-7,853
6.01.02.07	Taxes and social contributions paid	-764,195	-705,366	-524,248
6.01.02.08	Other taxes and social contributions	54,230	-88,996	47,212
6.01.02.09	Employee Pension Plans	-70,318	-72,235	-86,110
6.01.02.10	Interest paid on debt	-981,682	-573,170	-546,705
6.01.02.11	Regulator charges	21,596	59,792	-30,780
6.01.02.12	Other operating liabilities	65,832	5,382	-101,891
6.02	Net cash in investing activities	-2,487,532	-1,801,887	-1,238,901
6.02.01	Increase on investments on subsidiaries	0	-5,752	-31,922
6.02.02	Acquisition of property, plant and equipment	-829,701	-634,931	-549,045
6.02.03	Financial investments	18,688	17,777	65,527
6.02.05	Acquisition of intangible assets	-1,075,072	-1,165,609	-679,054
6.02.06	Leases	8,314	-3,931	-15,527
6.02.07	Sale of noncurrent assets	0	828	1,092
6.02.08	Acquisition of Ownership, net of cash acquired	-862,938	0	0
6.02.09	Increase Cash for Business Combinations	253,178	0	0
6.02.10	Other	0	-10,269	-29,972
6.03	Net cash in financing activities	1,135,819	-151,674	-471,571
6.03.01	Loans, financing and debentures obtained	5,536,932	2,571,002	2,552,433
6.03.02	Payments of Loans, financing and debentures , net of derivatives	-3,157,839	-1,280,290	-1,843,792
6.03.03	Dividend and interest on shareholders’ equity paid	-1,240,590	-1,440,094	-1,178,365
6.03.05	Cash increase due to increase of investment in subsidiaries	1,118	0	0
6.03.06	Other	-3,802	-2,292	-1,847
6.05	Increase (decrease) in cash and cash equivalents	1,136,940	75,652	728,789
6.05.01	Cash and cash equivalents at beginning of period	1,562,897	1,487,245	758,454
6.05.02	Cash and cash equivalents at end of period	2,699,837	1,562,897	1,487,243

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO DECEMBER 31, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital reserves	Profit reserves	Accumulated profit or loss	Other comprehensive income	Shareholders' equity	Noncontrolling interest	Consolidated Shareholders' equity
5.01	Opening balance	4,793,424	16	904,705	-	795,563	6,493,708	255,948	6,749,656
5.03	Adjusted opening balance	4,793,424	16	904,705	-	795,563	6,493,708	255,948	6,749,656
5.04	Capital transactions within shareholders	-	229,940	- 486,040	- 742,742	-	- 998,842	1,177,437	178,595
5.04.06	Dividend	-	-	-	- 747,709	-	- 747,709	- 3,498	- 751,207
5.04.08	Business combinations CPFL Renováveis	-	229,940	-	-	-	229,940	1,184,532	1,414,471
5.04.09	Additional dividend approved	-	-	- 486,040	-	-	- 486,040	- 3,596	- 489,636
5.04.10	Prescribed dividend	-	-	-	4,967	-	4,967	-	4,967
5.05	Total comprehensive income	-	-	-	1,577,732	- 5,440	1,572,292	51,981	1,624,273
5.05.01	Net income	-	-	-	1,530,403	-	1,530,403	51,981	1,582,384
5.05.02	Other comprehensive income	-	-	-	47,329	- 5,440	41,889	-	41,889
5.05.02.01	Adjustment on financial instruments	-	-	-	602	62,610	63,212	-	63,212
5.05.02.02	Tax on Adjustment on financial instruments	-	-	-	-	- 21,323	- 21,323	-	- 21,323
5.05.02.06	Realization of revaluation reserve	-	-	-	39,098	- 39,098	-	-	-
5.05.02.07	Tax on Realization of revaluation reserve	-	-	-	- 13,293	13,293	-	-	-
5.05.02.08	Business Combination - CPFL Renováveis	-	-	-	20,922	- 20,922	-	-	-
5.06	Internal changes of shareholders equity	-	-	834,990	- 834,990	-	-	- 14	- 14
5.06.01	Reserves	-	-	76,520	- 76,520	-	-	-	-
5.06.04	Dividend proposed	-	-	758,470	- 758,470	-	-	-	-
5.06.05	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	- 14	- 14
5.07	Final balance	4,793,424	229,956	1,253,655	-	790,123	7,067,158	1,485,352	8,552,510

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO DECEMBER 31, 2010 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital reserves	Profit reserves	Accumulated profit or loss	Other comprehensive income	Shareholders' equity	Noncontrolling interest	Consolidated Shareholders' equity
5.01	Opening balance	4,741,175	16	996,768	- 234,278	765,667	6,269,348	267,431	6,536,779
5.03	Adjusted opening balance	4,741,175	16	996,768	- 234,278	765,667	6,269,348	267,431	6,536,779
5.04	Capital transactions within shareholders	52,249	-	- 655,017	- 768,023	-	- 1,370,791	- 17,148	- 1,387,939
5.04.01	Capital Increase	52,249	-	-	-	-	52,249	-	52,249
5.04.06	Dividend	-	-	-	- 774,429	-	- 774,429	- 6,181	- 780,610
5.04.08	Additional dividend approved	-	-	- 655,017	-	-	- 655,017	- 10,967	- 665,984
5.04.09	Prescribed dividend	-	-	-	6,406	-	6,406	-	6,406
5.05	Total comprehensive income	-	-	-	1,565,255	29,896	1,595,151	19,426	1,614,577
5.05.01	Net income	-	-	-	1,538,281	-	1,538,281	21,756	1,560,037
5.05.02	Other comprehensive income	-	-	-	26,974	29,896	56,870	- 2,330	54,540
5.05.02.01	Adjustment on financial instruments	-	-	-	835	85,332	86,167	- 3,531	82,636
5.05.02.02	Tax on Adjustment on financial instruments	-	-	-	-	- 29,297	- 29,297	1,201	- 28,096
5.05.02.06	Realization of revaluation reserve	-	-	-	39,605	- 39,605	-	-	-
5.05.02.07	Tax on Realization of revaluation reserve	-	-	-	- 13,466	13,466	-	-	-
5.06	Internal changes of shareholders equity	-	-	562,954	- 562,954	-	-	- 13,761	- 13,761
5.06.01	Reserves	-	-	76,914	- 76,914	-	-	-	-
5.06.04	Dividend proposed	-	-	486,040	- 486,040	-	-	-	-
5.06.05	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	- 13,761	- 13,761
5.07	Final balance	4,793,424	16	904,705	-	795,563	6,493,708	255,948	6,749,656

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO DECEMBER 31, 2009 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital reserves	Profit reserves	Accumulated profit or loss	Other comprehensive income	Shareholders' equity	Noncontrolling interest	Consolidated Shareholders' equity
5.01	Opening balance	4,741,175	16	883,533	- 631,911	799,870	5,792,683	258,163	6,050,846
5.03	Adjusted opening balance	4,741,175	16	883,533	- 631,911	799,870	5,792,683	258,163	6,050,846
5.04	Capital transactions within shareholders	-	-	- 606,105	-567,130	-	- 1,173,235	- 21,011	- 1,194,246
5.04.06	Dividend	-	-	-	- 571,671	-	- 571,671	- 6,767	- 578,438
5.04.08	Additional dividend approved	-	-	- 606,105	-	-	- 606,105	- 14,244	- 620,349
5.04.09	Prescribed dividend	-	-	-	4,541	-	4,541	-	4,541
5.05	Total comprehensive income	-	-	-	1,684,103	- 34,203	1,649,900	31,456	1,681,356
5.05.01	Net income	-	-	-	1,657,297	-	1,657,297	31,571	1,688,868
5.05.02	Other comprehensive income	-	-	-	26,806	- 34,203	- 7,397	- 115	- 7,512
5.05.02.01	Adjustment of financial instruments	-	-	-	702	- 11,910	- 11,208	- 174	- 11,382
5.05.02.02	Tax on Adjustment of financial instruments	-	-	-	-	3,811	3,811	59	3,870
5.05.02.06	Realization of revaluation reserve	-	-	-	39,552	- 39,552	-	-	-
5.05.02.07	Tax on Realization of revaluation reserve	-	-	-	- 13,448	13,468	-	-	-
5.06	Internal changes of shareholders equity	-	-	719,340	- 719,340	-	-	- 1,177	- 1,177
5.06.01	Constitution of capital reserve	-	-	64,323	- 64,323	-	-	-	-
5.06.04	Dividend proposal	-	-	655,017	- 655,017	-	-	-	-
5.06.05	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	- 1,177	- 1,177
5.07	Final balance	4,741,175	16	996,768	- 234,278	765,667	6,269,348	267,431	6,536,779

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED STATEMENTS OF ADDED VALUE  (in thousands of Brazilian  reais – R$)

Code	Description	YTD current year 01/01/2011 to 12/31/2011	YTD previous year 01/01/2010 to 12/31/2010	YTD previous year 01/01/2009 to 12/31/2009
7.01	Revenues	19,267,606	18,421,036	16,963,483
7.01.01	Sales of goods, products and services	17,736,156	16,513,001	15,875,755
7.01.02	Other revenue	1,129,826	1,043,678	615,557
7.01.02.01	Revenue from construction of infrastructure distribution	1,129,826	1,043,678	615,557
7.01.03	Revenues related to the construction of own assets	472,298	916,026	508,421
7.01.04	Allowance for doubtful accounts	-70,674	-51,669	-36,250
7.02	Inputs	-9,375,269	-9,535,417	-8,461,851
7.02.01	Cost of sales	-6,926,552	-6,914,197	-6,695,256
7.02.02	Material-Energy-Outsourced services-Other	-1,987,656	-2,281,569	-1,416,374
7.02.04	Other	-461,061	-339,651	-350,221
7.03	Gross added value	9,892,337	8,885,619	8,501,632
7.04	Retentions	-845,819	-720,528	-697,869
7.04.01	Depreciation and amortization	-661,770	-537,913	-510,970
7.04.02	Other	-184,049	-182,615	-186,899
7.04.02.01	Intangible concession asset - amortization	-184,049	-182,615	-186,899
7.05	Net added value generated	9,046,518	8,165,091	7,803,763
7.06	Added value received in transfer	722,755	521,084	378,423
7.06.02	Financial income	722,755	521,084	378,423
7.07	Added Value to be Distributed	9,769,273	8,686,175	8,182,186
7.08	Distribution of Added Value	9,769,273	8,686,175	8,182,186
7.08.01	Personnel	595,432	498,110	533,508
7.08.01.01	Direct Remuneration	417,847	379,198	357,309
7.08.01.02	Benefits	146,586	89,235	147,277
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	30,999	29,677	28,922
7.08.02	Taxes, Fees and Contributions	6,162,978	5,681,647	5,251,649
7.08.02.01	Federal	3,183,134	2,940,759	2,628,151
7.08.02.02	State	2,970,299	2,731,991	2,615,272
7.08.02.03	Municipal	9,545	8,897	8,226
7.08.03	Remuneration on third parties’ capital	1,428,479	946,381	708,161
7.08.03.01	Interest	1,401,428	931,649	698,622
7.08.03.02	Rental	27,051	14,732	9,539
7.08.04	Remuneration on own capital	1,582,384	1,560,037	1,688,868
7.08.04.02	Dividends	1,504,710	1,260,244	1,228,914
7.08.04.03	Profit / loss for the period	77,674	299,793	459,954

Management Report

Dear Shareholders,

In accordance with the legal and statutory provisions, the Management of CPFL Energia S.A. (CPFL Energia) submits for your examination the company’s Management Report and financial statements, including the report of the independent auditors and the Fiscal Council for the fiscal year ended December 31, 2011. All comparisons in this Report are based on consolidated data for the same period a year earlier, except when otherwise stated.

1.        Initial considerations

Due to increasing international concern about issues related to the energy matrix, Brazil has unquestionably been included as one of the major driving forces of technologies for generating energy from clean, renewable sources. In this context, this topic has gained special significance at CPFL Energia over the last year. Part of our strategy in 2011 is related to increased investment in energy generation from renewable sources such as small hydroelectric power plants (SHPPs), thermoelectric power plants (TPPs) powered with sugarcane biomass and wind farms, making the Group a leader in this segment.

The most significant event during this period was the creation of CPFL Renováveis, which was born already the leader in the renewable energies segment of Latin America. Created by the merger of the assets held by CPFL Energia and ERSA and their projects, and later by the acquisition of 100% shares of Jantus, CPFL Renováveis is dedicated exclusively to the development of power generation projects from alternative and renewable sources (SHPPs, biomass-fired thermoelectric power plants and wind farms). CPFL Energia has a 63% share in the new company. With the creation of CPFL Renováveis, the startup of operations of Bio Formosa and Bio Buriti thermoelectric power plants, the acquisition of the projects Santa Luzia SHPP and Jantus wind farms, the total installed capacity of the CPFL Group, considering its respective shares in each of the conventional and alternative power projects, increased to 2,644 MW in 2011, of which 2,017 MW came from conventional hydroelectric generation, 216 MW from conventional thermoelectric generation and 411 MW of alternative renewable energy (193 MW from SHPPs, 133 MW from biomass generation and 85 MW from wind farms). By the end of 2012, with the acquisition of the Bons Ventos Complex (wind farms that are already in operation), announced in February 2012, and the startup of operation of the Bio Ipê and Bio Pedra thermoelectric power plants and the wind farms of Santa Clara Complex, the installed capacity in operation of the CPFL Group is expected to reach 2,922 MW. By 2014, this capacity should reach 3,301 MW, with the entry into operation of other projects currently under construction.

In the distribution segment, the company continues to experience strong growth in energy consumption in the residential and commercial classes, as a result of the expansion of employment, income and credit in recent years. The industry had more modest performance, affected by an appreciation of the real  and high interest rates. An important event for the sector was the conclusion of the methodology of the 3rd tariff review cycle for distributors in November 2011, a process that began in September 2010 and that was significant because of the extensive discussion of Aneel with the agents. Regulatory requirements have increased with each cycle and continue to put pressure on the companies to become more efficient. Thus the Group intensified its focus on increasing operational efficiency and improving the quality of services provided to its clients, preparing for the challenges ahead with the implementation of the 3rd tariff review cycle with its 8 concessionaires, which will occur between 2011 and 2013. With these imperatives, the CPFL Group's distributors are faced with the need to maintain networks that are more and more automated and intelligent to allow an increase in the quality of power distribution, lowering the frequency and duration of outages, as well as expedite the restoration of the supply of power. This new technology is known as the smart grid, which, together with investments to meet the needs of the growing market and the requirements for network maintenance, it required investments by our distributors of R$ 1,065 million just last year alone.

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With regard to the remainder of the investments made in the last fiscal year, R$ 823 million were allocated to the generation and R$ 17 million was for commercialization of energy and services.

Anticipating the major changes that are happening in the world and in the electric power sector, the Group in 2011 created the Transformation Program, which is focused on organizational and cultural changes in all our businesses, seeking a structure that is more agile, modern and adequate to growth of the Group, and concentrating on a greater strategic focus on operations, on enhancing the performance of institutional relationships and facilitating the management of changes in the culture and decision-making processes of the company. The first phase of the program was completed in December 2011 with the design and implementation of a new organizational structure. The program also envisages the creation and review of decision-making committees, and various activities aimed at changing behavior and culture that will happen throughout 2012. Concurrently with the Transformation Program a Zero-Base Budget program is being implemented, which has already led to improvements in the budgeting process of the business units and will bring significant cost savings for the Group.

The accomplishments and achievements in 2011 by the Group reaffirm our business strategy, which seeks constantly to increase its share of the Brazilian energy market in all the segments in which it operates with differentials in efficiency and quality. Evidence of this effort can be seen in some of the awards received during the year that reflect the quality of our management: the National Quality Award - PNQ where CPFL Paulista and RGE were winners; the annual Valor 1000 Award from the Jornal Valor Econômico in which CPFL Energia was recognized as the best company in the Electric Energy sector; the “Maiores e Melhores” ("Biggest and Best") Exame Award, from Exame  magazine in which CPFL Brasil was recognized as the best company in the energy sector; the Abradee Award, granted to CPFL Piratininga, for its economic and financial management, and to RGE, as the best distributor in the southern region; and the recognition of CPFL Energia by Management & Excellence, as the company with the most sustainable energy in Latin America for the 3rd consecutive year. In recent years, our group has developed the skills to take advantage of the opportunities created by the growth and diversification of the Brazilian economy.

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SHAREHOLDING STRUCTURE (simplified)

CPFL Energia is a holding company with stock participation in other companies:

Base: 12/31/2011

Notes:

(1)    Controlling shareholders;

(2)    Includes 0.1% of Camargo Corrêa S.A.’s stake;

(3)    UTEs Termoparaíba e Termonordeste;

(4)    Pro-forma - CPFL Energia owns a 63.0% interest in CPFL Renováveis through CPFL Geração with 35.5% and CPFL Brasil with 27.5%.

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2.        Comments on the situation

MACROECONOMIC ENVIRONMENT

After the 2008-2009 crisis, the global economy began to see the recovery of developed countries and, to a greater extent, the emerging countries. In 2010, these two groups of countries pursued economic stimulus policies to add to domestic demand, requiring increased government spending and investment.

For this reason, most estimates for 2011 forecast continued global recovery. However, the simultaneous occurrence of transient adverse factors (natural events, climate and geopolitical conflicts) and structural changes altered the macroeconomic outlook in the 1st half of 2011. Among the structural problems, the political impasse in the U.S. Congress for approval of the federal debt ceiling exposed the policy fissures of the government for the approval of programs to stimulate the economy, leading to increasing lack of international confidence in the U.S. economy. In Europe, the worsening economic situation became even more clear, especially in the 2nd half of 2011. Initially limited to concerns about the sovereign debt of small economies in the Eurozone, the crisis eventually spread to the private sector and to larger countries (Spain and Italy, mainly). The reluctance of the European Central Bank (ECB) to act as lender of last resort – motivated by the opposition in Germany – has shaken the confidence levels and increased volatility, reflected in the decline in investment and the rise in unemployment. The emerging countries, that had been on a growth path, had to curb their economies to control inflation, and were also influenced by the unfavorable global scenario.

In the 4th quarter of 2011, the results of the U.S. economy surprised the market and exceeded expectations, leading LCA Consultores to revise its projected GDP growth for 2012 upward from 1.6% to 2%. In Europe, the ECB has recently been providing liquidity to the interbank market, but the adoption of austerity measures by European Union countries should limit the growth of the more vulnerable nations in the short term. Emerging countries, in turn, are still decelerating, but are in better fiscal condition, which will allow them to return to more rapid growth. In short, this should also be the scenario for the Brazilian economy in 2012. It is estimated that the projected increases in the rate of growth of the Brazilian GDP increase rise from 2.7% in 2011 to 3.1% to 3.3% in 2012, according to market sources (LCA Consultores and Focus). Despite the slowdown, the outlook for the domestic market remains good, given the investment cycle and low unemployment.

REGULATORY ENVIRONMENT

Distribution Segment

In the economic regulation of the distribution segment, 2011 was marked by the approval by the National Electric Energy Agency (Aneel), under the new Tariff Setting Procedures ("PRORET"), of the methodologies and general criteria for the third cycle of tariff reviews of the distribution utilities, involving: (i) the definition of the new Parcel B costs (managed costs) for implementation of the Tariff Repositioning as set forth in Normative Ruling ("REN") No. 463/2011; and (ii) the definition new regulatory parameters to calculate the Tariff Structure, as provided in REN No. 464/2011.

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At the same time, in view of the fact that the discussions involving these methodologies were not completed on time, Aneel had to postpone the application of the periodic tariff reviews with revision of the concessionaires in 2011 and early 2012.

Regarding the technical and commercial regulation, the following factors are significant: (i) the new general conditions for the supply of electric energy by Distribution Concessionaires were defined by REN No. 414/2010, effective as of March 2011; (ii) the compulsory payment starting in September 2011, for violations of quality standards for commercial services - Annex III of REN No. 414/2010; (iii) publication of the rules regarding the operation of the Councils of Consumers of Electric Power (REN No. 451/2011) and the Ombudsman (REN No. 470/2011), to work within the utilities; (iv) the revision of the orientation manual for accounting and financial audit for Research and Development projects (R&D) and the Energy Efficiency Program (EEP) as specified in Order 512/2011; (v) implementation of the new methodology for the establishment of joint electricity supply, now defined from the substations, beginning January 2011, as well as the approval indicator of overall performance of continuity, both resulting from the Public Hearing ("PH") 046/2010; (vi) the creation, after PH 064/2011, of a new indicator of individual continuity ("DICRI"), calculated as occurrence of critical days that would encourage, according to Aneel, the action of the distributors in restoring power to the electrical system on those days; (vii) the change as a result of PH 025/2011, under the Procedures for Distribution of Electric Energy in National Electric System ("PRODIST"), in the methodology of calculation of distribution losses, to be implemented in the third cycle of tariff reviews.

In 2011, Aneel also opened other topics relevant to the distribution concessionaires to discussion, via Public Hearings ("PH"), including: (i) PH 007/2011 - review of RN No. 333/2008, regarding the means, time, aspects and constraints for the proposed Statement of Commitment Adjustment of Conduct, between the concessionaires and Aneel, as an alternative to the imposition of penalty; (ii) PH 034/2011 - compensation for Electrical Damage under the Distribution Procedures ("PRODIST"); (iii) PH 042/2011 - contributions in order to reduce barriers to the installation of small distributed generation, from incentivated sources, connected at distribution tension, and changing the TUSD and TUST discounts for solar energy plants (Subsidized Micro or Mini-generation Distribution); (iv) PH 049/2011 - review of RN No. 414/2010 in two phases, the first of a general nature and the second the transfer of Public Illumination assets; (v) PH 054/2011 – the procedures for the regularization of the assets of public lighting recorded in Fixed Assets in Service of the concessionaires and licensees of distribution under the terms of RN No. 414/2010; (vi) PH 061/2011 - establishment of conditions for universalization of electric energy distribution services, as a function of the Light for All Program for the period 2011 to 2014; (vii) PH 077/2011 - improving the rules for the imposition of penalties on concessionaires, licensees, authorized agents and other facilities and electricity services; (viii) PH 078/2011 concerning the regulation of procedures for the annual tariff adjustment process of the Distribution Utilities and the calculations of the financial components of the Tariff Setting Procedures ("PRORET"); (ix) PH 079/2011 - receiving contributions in order to collect subsidies and contributions to the improvement of the normative act that regulates the contracting of electric energy by costumers in the Free Contracting Environment ("ACL") and (x) PH 121/2011 for the review of the working life of distribution assets.

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Generation Segment

In the generation segment, the main regulatory highlights of the period were: (i) approval of the Forest Code incorporating the contributions of generation companies; (ii) Proposed Law 4404, which expands the limits for capacity of SHPPs from 30 MW to 50 MW and provides subsidies in use tariffs for self-producers (APE) up to 30 MW; (iii) discussion in the Chamber of Deputies concerning the creating royalties for municipalities where wind farms are implemented; (iv) discussion of the expansion of the free market; (v) publication of Aneel Normative Resolution No. 467/2011, governing Article 20 of Law No. 10,848/2004, to allow a change in the regime for operating plants public service concession, from deverticalization to independent production of energy with a payment of 2.5% in fees for the Use of Public Property (UBP) for up to 5 years; (vi) discussion within the sector and under the Special Committee to discuss the renewal of concessions, culminating with the action of the TCU determining the government position on the legislative form and the definition of the rule, if concessions are renewed or auctioned off; (vii) initiation of discussions on the need for construction of locks; (viii) authorization for changes in fuel for thermoelectric power plants; (ix) publication of MP 517/10, extending the RGR to 2035; (x) opening of a public hearing for the installation of mini and micro incentivated generation; (xi) scheduling of auctions of reserve energy (LER) and alternative sources (LFA), by availability; (xii) regulation of the criteria for consideration of SHPPs in computational models of planning and pricing; (xiii) improvements in the application of tariffs for the use of the system (TUSDg) by plants and established a methodology for calculating the TUSDg for generating plants that participated in the new energy auction in ACR; (xiv) regulations governing the transfer of energy between biomass TPPs committed to CCEARs and applicable penalties; (xv) exclusion of plants connected to the distribution system and other facilities assessment of transmission of electrical losses of the Basic Network.

ELECTRIC ENERGY TARIFFS AND PRICES

Distribution Segment

2011 Annual Tariff Adjustment: Aneel approved the annual Tariff Adjustment Index (IRT) of 2011 for seven of eight of the Group’s distributors, as shown in the following table:

Annual Tariff Adjustment Index (IRT)	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa	CPFL Paulista	RGE
Term >>>>>>	02/03/2011	02/03/2011	02/03/2011	02/03/2011	02/03/2011	04/08/2011	06/19/2011
Economic IRT	8.01%	6.42%	5.22%	6.57%	6.84%	6.11%	8.58%
Financial Components	15.61%	1.34%	0.25%	1.45%	2.66%	1.26%	8.63%
Total IRT	23.61%	7.76%	5.47%	8.02%	9.50%	7.38%	17.21%

Third Periodic Tariff Revision:

CPFL Piratininga

In October 2011, by Ratifying Resolution No. 1,223, Aneel extended the duration of CPFL Piratininga tariffs until the conclusion of Public Hearing AP040, to define the methodology of the 3rd Cycle of Periodic Tariff Review. The new methodology for CPFL Piratininga will be applied in 2012.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

In December 2011, due to delays in the approval of the methodologies for the 3rd cycle of tariff reviews, ANEEL granted an extension of the current fees to concessionaires who would be subject to tariff review by early 2012 (case of the distributors: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa) through Normative Resolution No. 471. The Resolution provides that the resulting effects of tariff review are applied to tariffs from the date of the next tariff adjustment, including retroactive effects. The application of new methodology for review is scheduled to take place by February 2013.

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Major changes to the 3rd Cycle of Periodic Tariff Review:

•         Operating costs: transition in the methodology of the reference company to the benchmark model. The costs defined in the previous cycle will be updated, reverting to the low tariffs on average gains in productivity achieved by the distributors. In addition, there will be a comparative assessment of the efficiency of the distributors. If there is a difference between the two results, the trajectory of operating costs will be defined using the X Factor;

•         Rate of Return (WACC): declined from 9.95% to 7.5% (real and net of taxes). The decline reflects a reduction of perceived risk to investing in energy distribution in Brazil and the lower costs of funding by the distributors, in addition to other methodological adjustments, such as exclusion from the regulatory risk and country risk calculated by the median, among others;

•         XPd Factor – Productivity Component: to estimate productivity gains the historical relationship between market expansion and growth of the costs of distribution will be observed. (XPd: central point of 1.11%, ex-ante calculation);

•         XQ Factor – Quality Component: treats each business differently. Companies that have better performance will have greater benefit and lower penalties. The reverse is true for companies that have poorer performance in quality, when compared with the history of the company. (For XQ = 0, variation in the quality indexes between DEC and FEC between -5% and +5%);

•         Xt Factor – Trajectory: applied if the operating costs as defined in 2CRTP, updated according to productivity gains, are not contained in the range of efficient operating costs defined by the method of benchmarking (XT limited to +/- 2%);

•         Unrecoverable Earnings: will be considered the default by class of consumer and on sector charges, with the limits set by Aneel;

•         In the case of “Other income”, revenues for exceeding demand (additional value that the distributor receives when a costumer exceeds the demand pre-established in the contract) and the collection of costumer surplus of reactive (additional value received by the distributor when a consumer uses reactive power* beyond the levels set by Aneel, overloading the system) are to be counted as "special obligations" and will be used to benefit the system of electricity distribution, with consequent impacts on the final costumer. This determination has been suspended by court order.

(*) Reactive power is consumed according to the characteristics predominantly inductive and some non-linear loads, such as fluorescent lamps, refrigerator motors, air conditioners, computers and transformers. In general, the reactive power does not produce work and thus reduces the efficiency of the system.

Note: In January 2012, the Brazilian Association of Electric Power Distributors (Abradee) filed a suit with a request for injunctive relief against the application of the methodology of Other Income in the 3rd cycle, by Aneel.

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Generation Segment

The generators’ energy sales contracts contain specific clauses dealing with tariff adjustments, the main adjustment index being the annual change presented by the General Market Price Index (IGP-M). The contracts signed within the Regulated Contracting Environment (ACR) use the IPCA as the indexing indicator and the bilateral contracts signed with ENERCAN use a combination of dollar indexes and the IGP-M.

3.        Operating performance

ENERGY SALES

Energy sales by distributors in the concession area totaled 54,590 GWh, an increase of 4.9% compared to the 52,044 GWh sold in 2010. Sales to the captive market totaled 39,917 GWh, up 1.7%, and 14,674 GWh were billed through the Tariff for the Use of the Distribution System (TUSD).

The captive market highlights were the growths of residential and commercial classes, which together represented 54.3% of total consumption by the captive consumers of the Group’s distributors:

•       Residential and commercial classes: increases of 4.9% and 5.9%, respectively. The accumulated effects of economic growth (increase in income and employment, access to credit, sales of electric and electronic appliances and sales of the retailers) that have been seen in the past several years allowed these classes to maintain a high level of consumption in 2011. Lower temperatures than seen in 2010 partially offset.

•       Industrial class: reduction of 7.5%, influenced by the slowdown in industrial production and by the migration of customers to the free market, reflected in the growth of the TUSD.

The volume of energy corresponding to the consumption of free consumers in CPFL Energia’s concession areas invoiced in the form of the Tariff for the Use of the Distribution System (TUSD) was 14,674 GWh, an increase of 14.7%, mainly a reflection of the migration of customers to the free market.

Commercialization and generation sales (excluding related parties) totaled 12,173 GWh, which represented a 0.7% reduction, mainly due to the decrease in sales through commercialization’s short-term bilateral contracts, still effective in 2010 and that matured throughout 2011. However, the sales to free customers rose, due to the increase in the number of customers in the portfolio in 2011 compared to 2010 (from 129 to 140).

PERFORMANCE IN THE ELECTRIC ENERGY DISTRIBUTION SEGMENT

The Group continued its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

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Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

Annualized DEC and FEC (2011)
Company \ Index	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
DEC	6.77	6.44	15.19	8.43	9.66	7.00	9.06	5.95
FEC	5.36	4.87	9.44	8.15	6.17	5.10	5.73	5.24

PERFORMANCE IN THE ELECTRIC ENERGY GENERATION SEGMENT

In 2011, the Group signed a Sale and Purchase Agreement to acquire a 100% stake in Jantus, a company focused on wind power generation, and a Contract of Joint Venture with ERSA to combine assets and projects related to the generation of renewable alternative energy (SHPPs, biomass-fired thermoelectric power plants and wind farms), creating CPFL Renováveis, the largest renewable energy company in Latin America. CPFL Renováveis currently has 652 MW in projects in operation, 765 MW under construction, 120 MW of Atlântica Wind Complex (farms that will come into operation in 2013), acquired in January 2012, and 158 MW of Bons Ventos Wind Complex (farms already in operation), acquired in February 2012, plus a portfolio of 2,743 MW for development, for a total of 4,438 MW.

The incorporation of CPFL Renováveis was completed on August 24, 2011 and the acquisition of Jantus took place on December 19, 2011. With CPFL Renováveis, whose stake of CPFL Energia totals 63%, the startup of operations of the Bio Formosa and Bio Buriti TPPs and the acquisition of new projects (Santa Luzia SHPP and the Jantus wind farms), the CPFL Group's installed capacity, considering the respective shares of CPFL in each of the projects, increased to 2,644 MW in 2011, with 2,017 MW of conventional hydroelectric generation, 216 MW of conventional thermoelectric generation and 411 MW of renewable alternative energy (193 MW from SHPPs, 133 MW from biomass generation and 85 MW from wind farms).

4.        Economic-financial performance

Management’s comments on the economic-financial performance and operating results should be read in conjunction with the audited financial statements and explanatory notes.

Operating revenue

Net operating revenues increased by 6.2% (R$ 740 million), reaching R$ 12,764 million. Excluding the revenue from infrastructure construction by the concession (which does not affect the result because of the corresponding costs of the same value), net revenue would be R$ 11,634 million, an increase of 6.0% (R$ 654 million).

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This increase is due mainly to the following factors:

(i)           Tariff adjustments by distributors;

(ii)          Increase of 1.7% in the volume of sales to the captive market;

(iii)         Increase of 17.1% (R$ 193 million) in TUSD gross revenues from free customers, mainly due to migration of captive customers to the free market;

(iv)         Net additional revenue from the following factors:

•         The non-recurring effect of the revised accounting of the difference in EPASA energy costs in 2010 (R$ 29 million);

•         The startup of operations of the Foz do Chapecó Hydroelectric Power Plant in October 2010, the Baldin TPP in August 2010, the two EPASA’s TPPs in January 2011, Bio Formosa TPP in September 2011 and the Bio Buriti TPP in October 2011 (R$ 223 million), noting that the results of existing renewable energy assets have been consolidated in CPFL Renováveis since August 2011;

•         New assets in operation, resulting from the joint venture with ERSA and the acquisition of Jantus (R$ 85 million), reported as part of CPFL Renováveis starting in August and December 2011, respectively.

It should be pointed out that part of the sales of these generation projects is made to CPFL Group companies, and the corresponding revenues are eliminated in the consolidated report.

Operating cash generation — EBITDA

EBITDA is a non-accounting indicator calculated by the Management from the sum of net income, taxes, financial income, depreciation/amortization and the private pension fund.

The operating cash generation measured by EBITDA reached R$ 3,769 million, an increase of 12.5% (R$ 418 million), reflecting mainly the 6.0% increase (R$ 654 million) in net revenues (excluding the revenue from infrastructure construction by the concession), partially offset by an increase of 16.9% (R$ 237 million) in operating costs and expenses, which are excluded: the cost of building the infrastructure for the concession and private pension fund spending, depreciation and amortization.

This increase of 16.9% (R$ 237 million) in operating costs and expenses for CPFL Energia is due mainly to the following effects (which should be excluded for a more accurate comparison with 2010):

(i)           The non-recurring  increase in personnel expenses due to the PAI - Early Retirement Program (US$ 51 million);

(ii)          Operating expenses for the startup of the Foz do Chapecó HPP in October 2010, the Baldin TPP in August 2010, the two EPASA’s TPPs in January 2011, the Bio Formosa TPP in September 2011 and the Bio Buriti TPP in October 2011 (R$ 25 million);

(iii)         Operating expenses for the new assets in operation, resulting from the joint venture with ERSA and the acquisition of Jantus (US$ 61 million);

(iv)         The non-recurring  increase, in the net value of legal fees, escrow accounts and indemnifications CPFL Paulista of R$ 20 million, mainly due to the reversal in 2010 of a provision regarding the liability of the PIS/Cofins credits on industry charges (R$ 40 million). This increase was partially offset by higher expenses, also in 2010, resulting from the provision for labor contingencies related to a plea agreement entered into with the Sindicato dos Engenheiros de São Paulo (Engineers Union of São Paulo) of R$ 20 million;

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(v)              The non-recurring  negative effect in the item "loss/gain on sale of assets" of CPFL Piratininga in 2011, due to non-operating revenues obtained in 2010 from the sale of a property in Santos (R$ 11 million);

(vi)            The non-recurring  increase resulting from the provision for ISS contingencies from the jointly-controlled subsidiary Enercan (R$ 10 million);

(vii)          The non-recurring  increase due to the reversal of the provision for doubtful accounts in 2010 by CPFL Paulista, referring to a municipal debt (R$ 6 million).

Excluding these effects, the operating costs and expenses would show an increase of 3.8% (R$ 54 million) in 2011 compared to the IGP-M for the period (5.1%).

Net income

In 2011, Net Income reached R$ 1,582 million, up 1.4% (R$ 22 million), mainly reflecting: (i) a 12.5% increase (R$ 418 million) in the EBITDA; (ii) the positive effect of Income Tax and Social Contributions (R$ 46 million) due, among other factors, to greater use of tax credits (R$ 18 million); and (iii) the reduction of the Private Pension Fund expense (R$ 2 million). These effects were partially offset by the increase in net financial expenses (R$ 335 million) and the increase in depreciation and amortization (R$ 109 million), mainly caused by the startup of new generation projects.

Dividends

The Management proposes the distribution of R$ 1,506 million in dividends to the holders of common shares, traded on BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (São Paulo Stock Exchange). The proposed annual amount corresponds to R$ 1.565228302 per share. As a result, the Company exceeded the minimum payment of 50% of net income defined in its dividend policy.

Excluding the R$ 748 million regarding the first half of 2011 (paid on September 30, 2011), the amount to be effectively paid will be R$ 758 million, equivalent to R$ 0,788205126 per share.

Indebtedness

The company‘s indebtedness at the end of 2011 (including hedges) amounted to R$ 13,388 million, up 42.2%. Available cash totaled R$ 2,700 million, which represented expansion of 72.7%. As a result, the net debt rose to R$ 10,689 million, up 36.1%. This increase in net debt is a reflection of the consolidation of 100% of the debt of CPFL Renováveis, pursuant to the new IFRS accounting practices, as well as supporting the Group’s business expansion strategy, such as for example the acquisition of Jantus’ assets and the financing of a number of greenfield projects still under construction by CPFL Renováveis. During the course of 2011, CPFL Energia put into practice its pre-funding strategy for 2012, anticipating funding for maturing debt during 2012. Therefore, the company was capable of reducing the real cost of its debt by approximately 0.1 percentage point, to 4.3% per year, as well as extending its debt profile by 24.5%, to 4.32 years. Thus, the percentage of the debt classified as short-term declines from 23.9% to 12.3%.

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5.        Investments

In 2011, capital expenditures in the amount of R$ 1,905 million were carried out for maintenance and business expansion, of which R$ 1,065 million was earmarked for distribution, R$ 823 million went to generation and R$ 17 million was directed towards commercialization and services. In addition, the joint venture of CPFL Energia with ERSA, called CPFL Renováveis, created a company with a value of approximately R$ 4,500 million of own capital at the time of the announcement. Finally, another R$ 1,499 million was invested in the acquisition of Jantus, through CPFL Renováveis, of which R$ 823 million was an injection of capital and R$ 676 million was through the assumption of debt.

Among CPFL Energia’s investments in 2011, the following were highlights:

  Distribution: investments were made in expansion, maintenance, improvements, automation, modernization and strengthening of the electrical system to meet market demand, in operating infrastructure, in customer service improvements and in research and development programs, among others. On December 31, 2011, our distribution companies had 7.0 million customers (an increase of 204,000 customers) and our distribution network consisted of 210,491 km of distribution lines, including 276,561 distribution transformers (an increase of 13,578 transformers). Our eight distribution subsidiaries had 9,437 km of high tension distribution lines between 34.5 kV and 138 kV. On that date, we had 434 high tension to medium tension transformer substations for subsequent distribution (an additional five substations), with total transforming capacity of 13,650 MVA (an increase of 615 MVA);
  Geração: investments were earmarked mainly for the Foz do Chapecó HPP, Epasa (the Termonordeste and Termoparaíba TPPs) and the Bio Formosa and Bio Buriti TPPs, projects that already are in commercial operation, and the Bio Ipê, Bio Pedra, Alvorada and Coopcana TPPs, the Salto Góes SHPP and the Santa Clara, Macacos I and Campo dos Ventos II wind farms, projects that are still under construction.

Acquisition of Jantus – CPFL Energia announced on April 7, 2011 that, through its CPFL Brasil subsidiary, it signed a contract to acquire 100% of the quotas of Jantus SL from Liberty Mutual Insurance Company, Citi Participações e Investimentos Ltda., an investment fund managed by Black River Asset Management LLC, Carbon Capital Markets Limited, which represents the interests of its controlling shareholder Trading Emissions PLC in Jantus, Matthew Alexander Swiney, and other minority shareholders. Jantus controls SIIF Énergies do Brasil Ltda. as well as SIIF Desenvolvimento de Projetos de Energia Eólica Ltda. The conclusion of the acquisition occurred on December 19, 2011, with the buyer being CPFL Renováveis. The acquisition price of the quotas, after adjustments foreseen in the contract, comprised (i) the amount of R$ 823 million, disbursed in the following manner (a) R$ 469 million in a cash payment and (b) the equivalent in euros of R$ 354 million, contributed by the buyer to Jantus’ capital stock to settle certain third-party obligations; and (ii) the assumption of net debt in the amount of R$ 676 million. As a result, Jantus owns (i) four operational wind farms in the state of Ceará (Formosa, Icaraizinho, Paracuru and SIIF Cinco), with installed capacity of 210 MW and 20-year energy sales contracts with Eletrobrás, included in the PROINFA program; and (ii) a portfolio of wind power projects in the states of Ceará and Piauí, with installed capacity of 732 MW, of which 412 MW are already certified and eligible to participate in the next wind power auctions.

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Joint Venture between CPFL and ERSA and incorporation of CPFL Renováveis – CPFL Energia and ERSA – Energias Renováveis S.A. announced on April 19, 2011 that CPFL Energia and its subsidiaries CPFL Geração and CPFL Brasil had signed on that date, with ERSA’s shareholders, a merger agreement establishing the terms and conditions through which they intended to join the renewable energy assets and projects owned by CPFL and ERSA in Brazil, considering the following projects: wind farms, Small Hydroelectric Power Plants and biomass thermoelectric power plants. In general lines, the joint venture comprised the following stages, with conclusion on August 24, 2011: (i) CPFL Geração segregated the SHPPs in its asset base and under its operation, transferring them to specific purpose companies under its direct control (the “SHPP Companies”); (ii) CPFL Geração and CPFL Brasil, as only shareholders, joined up in a new holding company (the “Nova CPFL”), to which they transferred all of their Projects, including those of the SHPP Companies; (iii) ERSA incorporated Nova CPFL, in a manner in which CPFL Geração and CPFL Brasil became part of the controlling shareholders’ bloc of ERSA, as majority shareholders, together owning 54.5% of the total and voting capital stock of ERSA (a percentage that increased to 63.0% when the capital increased realized by CPFL Brasil in CPFL Renováveis for the acquisition of Jantus occurred); and (iv) concomitantly with the aforementioned merger described above, ERSA’s name was changed to CPFL Energias Renováveis S.A. ( “CPFL Renováveis”).

6.        Corporate governance

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the Group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

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CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

During 2011, CPFL Energia’s Bylaws were adjusted to reflect the new Novo Mercado listing regulations. With the introduction of the Transformation Program, the composition and competences of the Board of Executive Officers also were changed, extinguishing the positions of three Executive Officers (Distribution, Generation and Power Sales) and creating the position of Chief Operations Officer and Chief Institutional Relations Officer. Thus, the number of departments reporting directly to the office of the Chief Executive Officer, including the Executive Officers, was reduced from 15 to nine, seeking a speedier, more modern and appropriate structure for the Group’s growth, as well as emphasizing a focus on more strategic operations, enhancing institutional relationship actions and making it possible to change the Company’s culture and decision-making processes.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to corporate governance are available at the Investor Relations website www.cpfl.com.br/ri.

7.        Capital markets

CPFL Energia’s free float currently comprises 30.7% of its total capital stock and its shares are traded in Brazil (BM&FBovespa) and on the New York Stock Exchange (NYSE). In 2011, CPFL Energia’s shares appreciated by 34.0% on the BM&FBovespa and 25.9% on the NYSE, strongly outperforming the Ibovespa and Dow Jones indexes, respectively, closing the year quoted at R$ 26.02 per share and US$ 28.21 per ADR. The average daily trading volume was R$ 32.8 million, of which R$ 13.5 million was on the BM&FBovespa and R$ 19.3 million on the NYSE. The number of trades conducted on the BM&FBovespa increased 45.4%, going from average daily of 1,406 trades in 2010 to 2,045 trades in 2011.

A highlight in 2011 was the reverse split of CPFL Energia’s shares in the proportion of 10 (ten) to 1 (one) and simultaneous split of these reverse split shares in the proportion of 1 (one) to 20 (twenty), as well as a change in the exchange ratio, from 1 (one) ADR equivalent to 3 (three) shares to 1 (one) ADR equivalent to 2 (two) shares, with the objective of optimizing the share base management and reducing the unit value of the shares and the ADRs, thus facilitating access on the part of small investors and increasing liquidity.

8.        Sustainability and corporate responsibility

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CPFL Energia maintains a permanent program to manage the impacts of its operations on communities where it has activities, managing economic, environmental and social risks associated with its businesses. The following are the highlights during the year:

System for the Management and Development of Ethics: the Ethics Committee held 11 meetings and published two Orientation Summaries. An e-learning course was developed for helping new employees understand the policies and CPFL Renováveis implemented a Code of Ethics.

PRO-ETHICS Registry: the system developed by the federal Controller-General (CGU) and the Ethos Institute has eight participating companies. CPFL Energia joined the registry in 2011, through which it commits publicly to investing in measures that foster ethical behavior and the prevention of corruption.

Human Resources Management: the company ended 2011 with 7,913 employees (7,924 in 2010) and a turnover rate of 11.9%. The Group’s companies ran management and training programs, focused on the development of strategic skills for its businesses, leadership succession, productivity increases and occupational health and safety. The average number of training hours per employee was 71.19 hours, 36.9% higher than the Sextante-2011 Survey benchmarking. Also during this period, CPFL Energia was again named to the “150 Best Companies for You to Work in Brasil”, for the 10th consecutive year, a publication of Guia Você S/A / Exame.

Community relationships: among the actions that seek to contribute to the development of the communities in which CPFL Energia has operations, the following can be highlighted: (i) CPFL Cultura – the cultural program continued to promote reflection on the contemporary world through free, live meetings in Campinas, which result in TV programs, documentaries and other audiovisual products that are widely disseminated as well as being available on the website www.cpflcultura.com.br; (ii) CPFL Program for the Revitalization of Philanthropical Hospitals – a second expansion phase was planned, and a publication that shares with hospitals throughout the country the methodologies of the program and knowledge acquired was distributed; (iii) Program to Support Municipal Councils for Children’s and Teenagers’ Rights (CMDCA) – the Group’s companies earmarked approximately R$ 2.5 million in tax incentive funds to 282 projects in 135 municipalities in their concession area; and (iv) CPFL Volunteer Program – we organized a Warm Clothing Campaign (benefiting 30 organizations with 16,151 articles of clothing donated), we were part of the Good Deeds Day (involving 1,200 volunteers from 13 cities benefiting more than 780 people) and Brazil Cleanup (collecting a total of 1.6 tons of garbage in a single day in the city of Campinas).

Influence and leadership in the value chain: the Chain of Value program organized seven meetings with the participation of 23 companies (suppliers and customers) per meeting. Two group projects are under development: “Management of the socio-environmental impacts generated by the companies” and “Education for Sustainability”.

Environmental management: in 2011, CPFL Energia conducted an inventory of greenhouse gas emissions during 2010, encompassing the entire group, calculating a total of 218,754.8 tCO2e. In 2012, the inventory related to the year 2011 will be conducted in a similar manner. Furthermore, the company joined to the Brazilian GHG Protocol Program, whose objective is to encourage a corporate culture that prepares and publishes inventories of greenhouse gas emissions. In the same year, the company initiated the installation of two new tools: Environmental E-learning and Environmental Management Software. At the same time, each company in the Group prepared projects to maximize energy use and to mitigate the socio-environmental impacts caused by its projects, with the following highlights:

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•         Energy generation - Foz do Chapecó Hydroelectric Power Plant – (i) sponsors a number of socio-environmental events in local communities; (ii) supports the Olhos D’água and Nossa Senhora das Graças communities; (iii) recovery of the Rio Uruguai-Goio-En bridge (border of SC-RS); (iv) construction of a health clinic at Reassentamento Coletivo de Mangueirinha (PR); and (v) supporting improvements to the work of the Environmental Police in Passo Fundo and Chapecó; Monte Claro Hydroelectric Power Plant (Ceran) – (i) sale of 164,781 CO2 Emission Reduction Certificates (CERs); (ii) audit of the PROAMB Foundation, that concluded that Ceran satisfies all conditions established for the operating licenses (OL); (iii) audit for certification of the Castro Alves and 14 de Julho Hydroelectric Power Plants for ISOs 9001:2008, 14001:2004 and OHSAS 18001:2007, which Ceran was recommended for certification; and (iv) support of a number of projects, such as: Environmental Week in Bento Gonçalves/RS, World Water Day in Antônio Prado/RS, I Integrated Formative Environmental Education Meeting for Water Management at Bento Gonçalves, VII Edition of the Environmental Responsibility Prize, organized by the Latin American Environmental Protection Institute (SC); Campos Novos Hydroelectric Power Plant (Enercan) – (i) restructuring of the Rural Development Fund (FDR), now called the Sustainable Regional Development Fund (FDRS) and obtained ISO 14,001:2004 certification of its Integrated Management System for the Campos Novos Hydroelectric Power Plant; (ii) planting of 23,000 seedlings over 50 hectares of land in a Permanent Preservation Area (APP); (iii) winner of the Corporate Citizen Prize, annually awarded by the Brazil Sales and Marketing Managers Association (SC); Serra da Mesa Hydroelectric Power Plant – continued to support actions for the Goiás North-Northeast Region Development Fund, a partnership with the Inter-American Development Bank, the Ministry of Mines and Energy, Furnas Centrais Elétricas, Tractebel Energia and the Brazilian Service for Micro and Small Companies in Goiás; Barra Grande Hydroelectric Power Plant (BAESA) - support of the setting up of 23 social projects in the fields of education, the environment, culture and sports. The projects seek to contribute to the sustainable development of the municipalities in the project’s area, with improved quality of life for their populations.

•         Energy distribution – (i) changes to the Urban Road Tree Planting Program to improve services to municipal governments in the state of São Paulo, through the creation of an electronic system for donating seedlings; (ii) the planting of 1,866 native tree seedlings appropriate for urban roads in 27 municipalities in RGE’s concession area; (iii) maintenance by CPFL Paulista and CPFL Piratininga of certification within the scope of IS0 14001, which includes 11 substations and 3,223 km of transmission lines. The two companies, as well as RGE, are certified for the “Coexistence of the urban electric energy distribution network with the environment and services of electric energy transmission” scope.

9.        Independent auditors

KPMG Auditores Independentes were hired by CPFL Energia to provide external auditing services relative to the examination of the Company’s financial statements. In accordance with CVM Instruction 381/03, we hereby declare that this firm did not provide, in 2011, any non-auditing-related services whose fees were more than 5% of its total auditing fees.

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10.  Closing acknowledgements

CPFL Energia’s Management would like to thank its shareholders, clients, suppliers and surrounding communities for the trust they have placed in the Company throughout 2011. We would like to offer a special thank you to our employees for their skill and commitment to achieving the established objectives and targets.

Management

For further information on the performance of this or any other CPFL Energia Group company, please visit our website at www.cpfl.com.br/ir.

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Social Report 2011 *
Company: C PFL ENERG IA S. A .

1 - Basis for Calculation	2011 Value (R$ 000)			2010 Value (R$ 000)
Net Revenues (NR)			12,764,028			12,023,729
Operating Result (OR)			2,361,957			2,385,372
Gross Payroll (GP)			570,600			530,328
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	46,731	8.19%	0.37%	42,132	7.94%	0.35%
Mandatory payroll taxes	147,019	25.77%	1.15%	141,968	26.77%	1.18%
Private pension plan	33,381	5.85%	0.26%	27,382	5.16%	0.23%
Health	26,154	4.58%	0.20%	31,025	5.85%	0.26%
Occupational safety and health	2,307	0.40%	0.02%	2,395	0.45%	0.02%
Education	1,963	0.34%	0.02%	2,404	0.45%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	11,721	2.05%	0.09%	10,297	1.94%	0.09%
Day-care / allow ance	901	0.16%	0.01%	1,560	0.29%	0.01%
Profit / income sharing	41,337	7.24%	0.32%	38,412	7.24%	0.32%
Others	4,161	0.73%	0.03%	9,123	1.72%	0.08%
Total - internal social indicators	315,675	55.32%	2.47%	306,698	57.83%	2.55%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	330	0.01%	0.00%	520	0.02%	0.00%
Culture	12,120	0.51%	0.09%	11,971	0.50%	0.10%
Health and sanitation	68	0.00%	0.00%	1,880	0.08%	0.02%
Sport	1,833	0.08%	0.01%	2,306	0.10%	0.02%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	2,079	0.09%	0.02%	4,325	0.18%	0.04%
Total contributions to society	16,430	0.70%	0.13%	21,002	0.88%	0.17%
Taxes (excluding payroll taxes)	6,063,337	256.71%	47.50%	5,270,068	220.93%	43.83%
Total - external social indicators	6,079,767	257.40%	47.63%	5,291,070	221.81%	44.01%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	43,411	1.84%	0.34%	89,476	3.75%	0.74%
Investments in external programs and/or projects	61,723	2.61%	0.48%	92,260	3.87%	0.77%
Total environmental investments	105,134	4.45%	0.82%	181,736	7.62%	1.51%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	Nine months2011			Nine months2010
Nº of employees at the end of period		7,913			7,924
Nº of employees hired during the period		1,541			1,671
Nº of outsourced employees		ND			ND
Nº of interns		229			236
Nº of employees above 45 years age		1,851			2,086
Nº of w omen w orking at the company		1,845			1,847
% of management position occupied by w omen		9.25%			11.58%
Nº of Afro-Brazilian employees w orking at the company		942			960
% of management position occupied by Afro-Brazilian employees		2.89%			2.72%
Nº of employees w ith disabilities		273			289
6 - Relevant information regarding the exercise of corporate citizenship		2011			2010
Ratio of the highest to the low est compensation at company		74.10			79.33
Total number of w ork-related accidents		41			28
Social and environmental projects developed by the company w ere decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the w orkplace w ere decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directorsand managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary w ork programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	1,083,459	1,889	5,397	1,045,953	2,303	4,083
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	14.63%	100%	100%	33.42%
Total value-added to distribute (R$ 000):	2,011	9,769,273		2,010	8,686,175
Value-Added Distribution (VAD):	63.1% government	6.1% employees		65.41% government	5.73% employees
	15.4% shareholders	14.6% third parties		14.51% shareholders	10.90% third parties
	0.8% retained			3.45% retained
7 - Other information
Consolidated information
* Adjusted to adequate to IFRS
In the financial items w ere utilized the percentage of stock paticipation. For the other information, as number of employees and legal law suits, the informations w ere available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br
(*) Information not review ed by the independent auditors
(**) Indicator adjusted due to standardization of criteria used for in the process of determination as a result of the change in the Commercial System of five of the group's distributors

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CPFL Energia S.A.
Balance Sheets as of December 31, 2011 and December 31, 2010
(in thousands of Brazilian Reais)
	Parent Company		Consolidated
ASSETS	2011	2010	2011	2010

CURRENT ASSETS
Cash and cash equivalents (note 5)	549,189	110,958	2,699,837	1,562,897
Consumers, Concessionaires and Licensees (note 6)	-	-	1,874,280	1,816,073
Dividends and Interest on Equity (note 12)	125,913	412,648	830	-
Financial Investments (note 7)	45,668	42,533	47,521	42,533
Recoverable Taxes (note 8)	40,783	34,992	277,463	193,020
Derivatives (note 34)	2	-	3,733	244
Materials and Supplies	-	-	44,872	25,223
Leases (note 10)	-	-	4,581	4,754
Other credits (note 12)	2,833	505	409,938	253,445
TOTAL CURRENT ASSETS	764,388	601,635	5,363,054	3,898,190

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees (note 6)	-	-	182,300	195,738
Due from Related Parties	2,610	14,875	-	-
Escrow Deposits (note 22)	11,744	10,676	1,128,616	890,685
Financial Investments (note 7)	2,854	39,216	109,965	72,823
Recoverable Taxes (note 8)	-	2,787	216,715	138,966
Derivatives (note 34)	-	-	215,642	82
Deferred Tax Credits (note 9)	193,874	177,729	1,176,535	1,183,460
Leases (note 10)	-	-	24,521	26,315
Financial asset of concession (note 11)	-	-	1,376,664	934,646
Private pension fund (note 19)	-	-	3,416	5,800
Investment at cost	-	-	116,654	116,654
Other credits (note 12)	16,978	27,514	279,461	222,100
Investments (note 13)	6,614,915	6,167,072	-	-
Property, Plant and Equipment (note 14)	312	158	8,292,076	5,786,465
Intangible assets (note 15)	118	255	8,927,439	6,584,874
TOTAL NONCURRENT ASSETS	6,843,405	6,440,282	22,050,004	16,158,607

TOTAL ASSETS	7,607,793	7,041,917	27,413,057	20,056,797

CPFL Energia S.A.
Balance Sheets as of December 31, 2011 and December 31, 2010
(in thousands of Brazilian Reais)
	Parent Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	2011	2010	2011	2010

CURRENT LIABILITIES
Suppliers (note 16)	1,618	1,768	1,240,143	1,047,385
Accrued Interest on Debts (note 17)	-	-	141,902	40,516
Accrued Interest on Debentures (note 18)	16,403	15,529	83,552	118,066
Loans and Financing (note 17)	-	-	896,414	578,867
Debentures (note 18)	150,000	-	531,185	1,509,958
Private pension fund (note 19)	-	-	40,695	40,103
Regulatory charges (note 20)	-	-	145,146	123,541
Taxes and Social Contributions Payable (note 21)	196	437	483,028	455,248
Dividends and Interest on Equity (note 25)	15,575	16,360	24,524	23,813
Accrued liabilities related to personnel	7	204	70,771	58,688
Derivatives (note 34)	-	123	-	3,982
Public Utilities (note 23)	-	-	28,738	17,287
Other accounts payable (note 24)	16,457	6,824	813,338	410,869
TOTAL CURRENT LIABILITIES	200,258	41,246	4,499,437	4,428,323

NONCURRENT LIABILITIES
Accrued Interest on Debts (note 17)	-	-	23,627	29,155
Loans and Financing (note 17)	-	-	7,382,455	4,917,843
Debentures (note 18)	300,000	450,000	4,548,651	2,212,314
Private pension fund (note 19)	-	-	414,629	570,877
Taxes and Social Contributions Payable (note 21)	-	-	165	960
Deferred tax debits (note 9)	-	-	1,038,101	277,767
Reserve for contingencies (note 22)	11,713	10,666	338,121	291,265
Derivativos (nota 34)	24	460	24	7,883
Public Utilities (note 23)	-	-	440,926	429,632
Other accounts payable (note 24)	28,641	45,837	174,410	141,124
TOTAL NONCURRENT LIABILITIES	340,378	506,964	14,361,110	8,878,819

SHAREHOLDERS' EQUITY (note 25)
Capital	4,793,424	4,793,424	4,793,424	4,793,424
Capital Reserves	229,956	16	229,956	16
Profit Reserves	495,185	418,665	495,185	418,665
Additional dividend proposed	758,470	486,040	758,470	486,040
Revaluation Reserve	790,123	795,563	790,123	795,563
	7,067,157	6,493,708	7,067,157	6,493,708
Net equity attributable to noncontrolling shareholders	-	-	1,485,352	255,948
TOTAL SHAREHOLDERS' EQUITY	7,067,157	6,493,708	8,552,510	6,749,656

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,607,793	7,041,917	27,413,057	20,056,797

CPFL Energia S.A.
Statement of income for the periods ended on December 31, 2011 and 2010
(in thousands of Brazilian Reais, except for Earnings per share)

	Parent Company		Consolidated
	2011	2010	2011	2010
NET OPERATING REVENUE (note 27)	1,191	1,795	12,764,028	12,023,729
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy (note 28)	-	-	(6,220,970)	(6,222,490)
Operating cost (note 29)	-	-	(1,157,970)	(1,067,493)
Services rendered to third parties (note 29)	-	-	(1,138,626)	(1,050,980)

GROSS OPERATING INCOME	1,191	1,795	4,246,463	3,682,766
Operating expenses (note 29)
Sales expenses	-	-	(364,352)	(300,435)
General and administrative expenses	(30,791)	(34,676)	(615,171)	(443,212)
Other Operating Expense	(145,189)	(145,302)	(216,392)	(199,804)

INCOME FROM ELECTRIC ENERGY SERVICE	(174,789)	(178,183)	3,050,547	2,739,315

Equity in subsidiaries	1,726,679	1,755,270	-	-
FINANCIAL INCOME (EXPENSE) (note 30)
Income	57,783	92,941	698,188	483,115
Expense	(57,198)	(96,228)	(1,386,778)	(837,058)
	585	(3,287)	(688,590)	(353,943)

INCOME BEFORE TAXES	1,552,475	1,573,800	2,361,957	2,385,372

Social contribution (note 9)	(3,650)	(7,833)	(209,872)	(221,235)
Income tax (note 9)	(18,422)	(27,686)	(569,701)	(604,100)
	(22,072)	(35,519)	(779,573)	(825,335)

NET INCOME	1,530,403	1,538,281	1,582,384	1,560,037

Net income attributable to controlling shareholders	-	-	1,530,403	1,538,281
Net income attributable to noncontrolling shareholders	-	-	51,981	21,756
Net income per share - Basic	1.59	1.60	-	-
Net income per share - Diluted	1.59	1.60	-	-

	2011	2010
Net income	1,582,384	1,560,037
Other comprehensive income
- Gain / (Loss) in financial instruments	63,212	82,636
- Tax on financial instruments	(21,322)	(28,096)
Comprehensive income for the year	1,624,274	1,614,577
Comprehensive income attributtable to controlling shareholders	1,572,293	1,595,151
Comprehensive income attributable to non controlling shareholders	51,981	19,426

CPFL Energia S.A.
Statement of changes in shareholders' equity for the periods ended on December 31, 2011 and 2010
(in thousands of Brazilian Reais)

					Other comprehensive income				Noncontrolling shareholders´ interest		Total Shareholders' equity
	Capital	Capital reserve	Legal reserve	Additional dividend proposed	Deemed cost	Financial instruments	Retained earnings	Total	Other comprehensive income	Other equity
Balance as of December 31, 2009	4,741,175	16	341,751	655,017	635,871	129,796	(234,278)	6,269,348	2,330	265,101	6,536,779

Capital Increase	52,249	-	-	-	-	-	-	52,249	-	-	52,249
Net income for the period	-	-	-	-	-	-	1,538,281	1,538,281	-	21,756	1,560,037
Prescribed dividend	-	-	-	-	-	-	6,406	6,406	-	-	6,406
Additional dividend approved	-	-	-	(655,017)	-	-	-	(655,017)	-	(10,967)	(665,984)

- Gain in financial instruments	-	-	-	-	-	86,167	-	86,167	(3,531)	-	82,636
- Tax on financial instruments	-	-	-	-	-	(29,297)	-	(29,297)	1,201	-	(28,096)
- Realization of financial instruments	-	-	-	-	-	(835)	835	-	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(39,605)	-	39,605	-	-	-	-
- Tax on deemed cost realization	-	-	-	-	13,466	-	(13,466)	-	-	-	-

Destination of profit
- Legal reserve	-	-	76,914	-	-	-	(76,914)	-	-	-	-
- Interim dividend	-	-	-	-	-	-	(774,429)	(774,429)	-	(6,181)	(780,610)
- Dividend proposed	-	-	-	486,040	-	-	(486,040)	-	-	-	-
Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(13,761)	(13,761)

Balance as of December 31, 2010	4,793,424	16	418,665	486,040	609,732	185,831	-	6,493,708	-	255,948	6,749,656

Net income for the period	-	-	-	-	-	-	1,530,403	1,530,403	-	51,981	1,582,384
Prescribed dividend	-	-	-	-	-	-	4,967	4,967	-	-	4,967
Additional dividend approved	-	-	-	(486,040)	-	-	-	(486,040)	-	(3,596)	(489,636)

- Gain in financial instruments	-	-	-	-	-	63,212	-	63,212	-	-	63,212
- Tax on financial instruments	-	-	-	-	-	(21,323)	-	(21,323)	-	-	(21,323)
- Realization of financial instruments	-	-	-	-	-	(602)	602	-	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(39,098)	-	39,098	-	-	-	-
- Tax on deemed cost realization	-	-	-	-	13,293	-	(13,293)	-	-	-	-
Business Combination - CPFL Renováveis	-	229,940	-	-	(20,922)	-	20,922	229,940	-	1,184,531	1,414,471

Allocation of income
- Legal reserve	-	-	76,520	-	-	-	(76,520)	-			-
- Interim dividend	-	-	-	-	-	-	(747,709)	(747,709)	-	(3,498)	(751,207)
- Dividend proposed	-	-	-	758,470	-	-	(758,470)	-			-
Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(13)	(13)

Balance as of December 31, 2011	4,793,424	229,956	495,185	758,470	563,005	227,118	-	7,067,157	-	1,485,352	8,552,510

CPFL Energia S/A
Statements of Cash Flow for the periods ended in December 31, 2011 and 2010

	Parent Company		Consolidated
	2011	2010	2011	2010

OPERATING CASH FLOW
Profit before taxes	1,552,475	1,573,800	2,361,957	2,385,372
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	145,359	145,452	801,203	691,793
Reserve for contingencies	-	-	35,219	(29,598)
Interest and monetary restatement	36,496	21,532	1,168,617	613,946
Pension plan costs	-	-	(82,953)	(80,629)
Equity in subsidiaries	(1,726,679)	(1,755,270)	-	-
Losses on the write-off of noncurrent assets	-	-	3,688	1,142
Deferred taxes (PIS and COFINS)	-	-	6,429	2,153
Other	-	-	-	536

REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	(9,184)	(34,085)
Dividend and interest on equity received	1,692,403	1,317,799	-	-
Recoverable taxes	28,249	38,945	(12,971)	3,146
Lease	-	-	(6,347)	(2,945)
Escrow deposits	(21)	-	(164,165)	(52,109)
Other operating assets	7,762	(309)	(61,086)	(78,202)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(150)	(890)	122,783	(16,714)
Taxes and social contributions paid	(39,730)	(38,003)	(764,195)	(705,366)
Other taxes and social contributions	1,103	3,295	54,230	(88,996)
Other liabilities with employee pension plans	-	-	(70,318)	(72,235)
Interest on debts - paid	(51,984)	(44,895)	(981,682)	(573,170)
Regulatory charges	-	-	21,596	59,792
Other operating liabilities	(7,757)	545	65,832	5,382
CASH FLOWS PROVIDED (USED) BY OPERATIONS	1,637,526	1,262,001	2,488,653	2,029,213

INVESTMENT ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	-	-	(862,938)	-
Capital increase	(11,752)	-	-	-
Increase in investments on subsidiaries	-	-	-	(5,752)
Capital decreased	-	-	-	-
Cahs increased due to business combination	-	-	253,178	-
Increase in property, plant and equipment	(188)	2	(829,701)	(634,931)
Financial investments	46,202	43,627	18,688	17,777
Lease	-	-	8,314	(3,931)
Additions to intangible assets	-	-	(1,075,072)	(1,165,609)
Sale of noncurrent assets	-	(45)	-	828
Intercompany loans with subsidiaries and associated companies	(3,868)	10,227	-	-
Other	-	(233)	-	(10,269)

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	30,394	53,578	(2,487,531)	(1,801,887)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	5,536,932	2,571,002
Cash increase due to increase of investment in subsidiaries	-	-	1,118	-
Payments of Loans, financing and debentures, net of derivatives	(121)	(198)	(3,157,839)	(1,280,290)
Dividend and interest on equity paid	(1,229,568)	(1,423,550)	(1,240,590)	(1,440,094)
Other	-	-	(3,802)	(2,292)

(UTILIZATION) GENERATION OF CASH IN FINANCING	(1,229,689)	(1,423,748)	1,135,819	(151,674)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	438,231	(108,168)	1,136,940	75,652
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	110,958	219,126	1,562,897	1,487,245

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	549,189	110,958	2,699,837	1,562,897

SUPPLEMENTARY INFORMATION

Capital increase through Advance for future capital increase	445	-	-	-
Capital increase through Intercompany loans with subsidiaries	18,464	-	-	-

CPFL Energia S.A.
Added Value Statements for the periods ended December 31, 2011 and 2010
(in thousands of Brazilian Reais)

	Parent Company		Consolidated
	2011	2010	2011	2010
1. Revenues	1,500	1,971	19,267,606	18,421,036
1.1 Operating revenues	1,312	1,971	17,736,155	16,513,001
1.2 Revenues related to the construction of own assets	188	-	472,298	916,026
1.3 Revenue from infrastructure construction	-	-	1,129,826	1,043,678
1.4 Allowance of doubtful accounts	-	-	(70,673)	(51,669)

2. (-) Inputs	(23,313)	(30,554)	(9,375,269)	(9,535,417)
2.1 Electricity Purchased for Resale	-	-	(6,926,552)	(6,914,197)
2.2 Material	(210)	(57)	(892,429)	(1,095,907)
2.3 Outsourced Services	(18,005)	(19,442)	(1,095,227)	(1,185,662)
2.4 Other	(5,098)	(11,055)	(461,061)	(339,651)

3. Gross added value (1 + 2)	(21,813)	(28,583)	9,892,338	8,885,619

4. Retentions	(145,359)	(145,452)	(845,819)	(720,528)
4.1 Depreciation and amortization	(170)	(150)	(661,770)	(537,913)
4.2 Amortization of intangible assets	(145,189)	(145,302)	(184,049)	(182,615)

5. Net added value generated (3 + 4)	(167,172)	(174,035)	9,046,518	8,165,091

6. Added value received in transfer	1,803,251	1,866,476	722,754	521,084
6.1 Financial Income	76,572	111,206	722,754	521,084
6.2 Equity in Subsidiaries	1,726,679	1,755,270	-	-

7. Added value to be distributed (5 + 6)	1,636,080	1,692,441	9,769,469	8,686,175

8. Distribution of added value	1,636,080	1,692,441	9,769,469	8,686,175
8.1 Personnel and Charges	6,314	3,293	595,432	498,110
8.1.1 Direct Remuneration	4,234	3,055	417,847	379,198
8.1.2 Benefits	1,839	131	146,586	89,235
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	240	107	30,999	29,677
8.2 Taxes, Fees and Contributions	42,079	54,548	6,162,977	5,681,647
8.2.1 Federal	42,075	54,532	3,183,133	2,940,759
8.2.2 State	4	-	2,970,299	2,731,991
8.2.3 Municipal	-	16	9,545	8,897
8.3 Interest and Rentals	57,284	96,319	1,428,479	946,381
8.3.1 Interest	57,181	96,195	1,401,429	931,649
8.3.2 Rental	103	124	27,051	14,732
8.4 Interest on capital	1,530,403	1,538,281	1,582,384	1,560,037
8.4.1 Dividends (including proposed additional)	1,501,212	1,254,063	1,504,710	1,260,244
8.4.2 Retained Earnings	29,191	284,218	77,674	299,793

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED ON DECEMBER 31, 2011 AND 2010

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)   OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Sala 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,768	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,483	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	253	1,314	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	186	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	52	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	34	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	75	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	42	16 years	July 2015

Installed power
Energy generation	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs and 1 Thermal*	695 MW	695 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%**	São Paulo	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	(***)	(***)	(***)	(***)

(*) SHP - Small Hydropower Plant

(**) Paulista Lajeado has a 7% participation in the installed power of Investco S.A.

(***) Details of the restructuring activities and CPFL Renováveis are described in note 1.1

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
Chumpitaz Serviços S.A. ("Chumpitaz")	Private corporation	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Private corporation	Venture capital company	Direct 100%
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Private corporation	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
CPFL Bio Anicuns S.A. ("Anicuns")	Private corporation	Energy generation studies and projects	Indirect 100%
CPFL Bio Itapaci S.A ("Itapaci")	Private corporation	Energy generation studies and projects	Indirect 100%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

1.1  Corporate restructuring

Energia Renováveis S.A. (CPFL Renováveis)

On April 19, 2011, the Company signed an agreement with the shareholders of ERSA Energias Renováveis S.A. (Ersa) to merge renewable energy assets and projects held in its subsidiaries (in the case of CPFL, the assets of the subsidiaries CPFL Geração and CPFL Brasil) including wind farms, biomass and small hydroelectric power plants. After a series of planned restructurings, CPFL Geração and CPFL Brasil have joined the shareholders of ERSA, as majority shareholders, resulting in the creation of CPFL Energias Renováveis S.A.

The objective of the association was to consolidate the experience of both groups in the renewable energy sector, thereby obtaining synergies by combining their operations, and an improved structure for developing their business.

On June 21, 2011 and November 1, 2011, in Authorization Resolutions 2,967/2011 and 3,182/2011, respectively, ANEEL authorized the restructuring, which involved the following stages, 1, 2, 3 and 4, for the CPFL Group companies involved in the project:

Stage 1:  Transfer of CPFL Geração's small hydroelectric power plants - SHPs to the following SPCs (Special Purpose Companies) controlled by CPFL Geração:  MOHINI Empreendimentos e Participações Ltda. – “Mohini”; JAYADITYA Empreendimentos e Participações Ltda – “Jayaditya”; and CHIMAY Empreendimentos e Participações Ltda. – “Chimay”.  This stage was approved on July 18, 2011 by the subsidiaries CPFL Geração, CPFL Brasil and SMITA;

Stage 2:  Increase of the capital of Smita Empreendimentos e Participações S.A. (SMITA) through the contribution by CPFL Geração and CPFL Brasil of their interests in renewable energy SPCs, including the Mohini, Jayaditya and Chimay SPCs, which received the CPFL Geração`s small hydroelectric power plants at stage 1.  This stage was also approved on July 18, 2011 by the subsidiaries CPFL Geração, CPFL Brasil and SMITA; and

Stage 3:  SMITA was merged by ERSA, making CPFL Geração and CPFL Brasil shareholders in that company, which took the name of CPFL Energias Renováveis S.A.  This stage was approved on August 24, 2011 and CPFL Energia now indirectly holds 54.50% of CPFL Renováveis, through its subsidiaries CPFL Geração (43.65%) and CPFL Brasil (10.85%).  Consequently, CPFL Renováveis has been consolidated in the CPFL Energia’s consolidated financial statements since August 1, 2011.

Stage 4:  The acquisition of Jantus SL (“Jantus”) by the subsidiary CPFL Renováveis was completed on December 19, 2011; CPFL Renováveis received a capital contribution of R$ 823 million from the subsidiary CPFL Brasil to close the transaction.  Since that date, CPFL Energia has indirectly held a 63.00% interest in the subsidiary CPFL Renováveis, through CPFL Geração (35.49%) and CPFL Brasil (27.51%).  For further details of the accounting effects, see Note 13).

CPFL Renováveis is an independent energy producer focused exclusively on the Brazilian market for electric energy generated from electric from renewable sources, through the development, construction and operation of small (up to 30 MW) and medium (up to 200 MW) plants, such as small hydropower plants (SHPs), wind and biomass plants,

At December 31, 2011, CPFL Renováveis was comprised of a portfolio of projects for installed capacity of 1,416.9 MW, as follows:

•       Hydropower generation: 34 SHP’s operational (306.7 MW) and 1 SHP under construction (20 MW);

•       Wind power energy generation: 4 projects operational (210 MW) and 21 projects under construction (550.2 MW);

•       Biomass energy generation:  3 plants operations (135 MW) and 4 under construction (195 MW).

(2)   PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) and consolidated financial statements were prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with generally accepted accounting practices in Brazil and/or international accounting practices.

The consolidated financial statements were prepared according to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB. Although it is not required by IFRS, the Company presents the individual financial statements, to comply with CPC 43.

The consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2012.

2.2 Basis of measurement

The financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value, iv) property, plant and equipment adjusted to reflect the “deemed cost” on the transition date, and v) actuarial assets, recognition of which is limited to the present value of the economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

2.3 Use of estimates and judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes during the next year is included in the following notes:

•         Note 9 – Deferred tax credits and debits;

•         Note 11 – Financial concession asset;

•         Note 15 – Intangible assets;

•         Note 19 – Private pension fund;

•         Note 22 – Provisions for contingencies and judicial deposits, and

•         Note 34 – Financial instruments and operating risks.

2.4 Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals

2.5 Basis of consolidation:

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. If the excess is negative, a gain arising from the purchase agreement is recognized immediately in profit or loss for the period.

(ii) Subsidiaries and jointly-owned entities:

The financial statements of subsidiaries and jointly-owned entities (joint ventures) are included in the consolidated financial statements from the date that total or shared control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The accounting policies of subsidiaries and jointly controlled entities taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial information of subsidiaries and jointly controlled entities and of the associates is accounted for using the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for fully owned subsidiaries and proportionately consolidated for the jointly-owned entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Observing the conditions described above, the amount related to non-controlling interests is shown in shareholders' equity after the statement of income for the year in each year presented.

The combined balances of the jointly-controlled subsidiaries at December 31, 2011 and 2010 are as follows:

	December 31, 2010	December 31, 2011
Current Assets	140,701	130,850
Noncurrent Assets	3,086,595	3,190,591
Current Liabilities	162,333	270,721
Noncurrent Liabilities	2,224,208	2,056,144
Shareholders' Equity	840,755	994,577

Gross Operating Revenues	397,462	656,527
Net Operating Income	365,394	603,745
Net profit	36,363	83,069

(iii) Acquisition of non-controlling interest

Accounted for as transactions between equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information:

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business:

•         Until 2010, into electric energy distribution activities (“Distribution”); (ii) electric energy generation activities (“Generation”); (iii) energy commercialization and service provision activities (“Commercialization”); and (iv) other activities not listed in the previous items.

•         A new operating segment was created in 2011, from August 1, as a result of the association with ERSA and the acquisition of Jantus shares, as discussed on note 1 and 13, to segregate the activities related to renewable energy.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-owned entities are described in Note 1. Except for the (i) jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of December 31, 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Value added statements:

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the financial statements.

(3)   SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these individual and consolidated financial statements.

3.1 Concession agreements:

ICPC 01 “Concession Agreements” establishes general guidelines for the recognition and measurement of obligations and rights related to concession agreements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

These definitions having been attended to, the infrastructure of distribution concessionaires is segregated and performed a rollforward  from the time of construction, complying with the provisions of the CPCs and the IFRS standards, so that the financial statements record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (compensation) by transferring control of the assets at the end of the concession to the grantor.

The value of the financial concession assets is determined at fair value, based on the remuneration of the assets established by the regulatory authority. The financial asset is classified as available-for-sale and is restated annually in accordance with the adjustment of its fair value, against the revaluation reserve in equity.

The remaining amount is registered in intangible assets and corresponds to the right to charge consumers for electric energy distribution services, amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Provision of infrastructure construction services is registered in accordance with CPC 17 – Construction Contracts, against a financial asset corresponding to the amount subject to compensation. Residual amounts are classified as intangible assets and will be amortized over the concession period in accordance with the economic pattern against which the revenue from consumption of electric energy is collected.

In accordance with (i) the tariff model that does not provide for a profit margin for the infrastructure construction activity, (ii) the way in which the subsidiaries manage the building by using a high level of outsourcing, and (iii) the fact that there is no provision for gains on construction in the Company‘s business plans, management is of the opinion that the margins on this operation are irrelevant, and therefore no addition to the cost is considered in the composition of the revenue. The revenue and construction costs are therefore presented in profit or loss for the year at the same amounts.

3.2 Financial instruments:

- Financial assets:

Financial assets are recognized initially on the date that they are originated or on trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

 i.       Classified at fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management or investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the year.

The main financial assets classified by the Company and its subsidiaries in this category are: (i) bank balances and financial investments (Note 5), (ii) marketable securities (Note 7) and (iii) derivatives (Note 34).

ii.       Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequent to initial recognition are measured at recognized cost using the effective interest method, less any impairment losses.

The Company and its subsidiaries classified in this category: (i) the security receivable from CESP and the short-term financial investments required by financing contracts of the indirect subsidiary CPFL Renováveis (Note 7).

iii.       Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and, subsequent to initial recognition, measured at recognized cost using the effective interest method, less any impairment losses.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 6), and (ii) other credits (Note 12).

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated by the effective rate method is recognized in profit or loss as part of the net operating income. Changes for recognition at fair value are recognized in the revaluation reserve in equity. The accumulated result in the revaluation reserve in equity is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category is the right to compensation at the end of the concession. The designation of this instrument as available-for-sale is due to its non-classification in the previous categories described. Since Management believes that the compensation will be made at least in accordance with the current tariff pricing model, this instrument cannot be recorded as loans and receivables as the compensation is not fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets by the regulatory authority and their replacement values at the end of the concession.

- Financial liabilities:

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

 i.       Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to evaluate the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are registered at fair value and in the event of any change in the subsequent measurement of the fair value, set through profit or loss.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain foreign currency debts (Note 17) and (ii) derivatives (Note 34).

ii.       Not measured at fair value through profit or loss: these are other financial liabilities not classified in any of the previous categories. They are measured initially at fair value less any attributable transaction cost and subsequently measured at recognized cost by the effective interest method.

The main financial liabilities classified in this category are: (i) suppliers (Note 16), (ii) loans and financing (Note 17), (iii) debt charges (Note 17); (iv) debenture charges (Note 18); (v) debentures (Note 18); (vi) public utilities (Note 23); and (vii) other accounts payable (Note 24).

The Company accounts for warranties when issued to non-controlled entities or when the warranty is granted at a percentage higher than the Company's interest to cover commitments of jointly-controlled subsidiaries. Such warranties are initially measured at fair value, by (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against financial income simultaneously and in proportion with amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the warranties, which is amortized by receipt of cash from other shareholders or on a straight-line basis against financial expense over the term of the warranty.  After initial recognition, the warranties are assessed periodically in terms of the probability of default of the counterparties guaranteed, in accordance with CPC 25.

Financial assets and liabilities are offset and the net amount presented when, and only when, there is a legal right to offset the amounts and the intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

- Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

3.3 Lease agreements:

It should be established at the inception of an agreement whether such arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessor the right to control the use of the underlying asset.

Leases in which substantially all the risks and rewards are with the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenue in profit or loss on a straight-line basis, over the term of the lease.

Leases which involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the inception of the agreement against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The property, plant and equipment is depreciated in accordance with the accounting policy applicable to that asset.

If the Company or its subsidiaries are the lessor in a finance lease, the investment is initially recognized at the construction/acquisition cost of the asset.

In both cases, the financial income/expense is recognized in profit or loss over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

3.4 Property, plant and equipment:

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by management, the cost of dismantling and removing the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The assets were measured at the transition date in accordance with the CPC and IFRS rules by segregation into two groups:

- Assets measured at deemed cost at the transition date: model adopted for assets built and put into long-term service where it is not possible to reconstruct the cost formation or where the cost of the survey is of no benefit in presentation of the financial statements. The cost of these items at the transition date was therefore determined in accordance with market prices (“deemed cost”) and the revalued amounts are presented for both cost and accumulated depreciation. The effects of the deemed cost increased property, plant and equipment against equity, net of related tax effects.

- Assets measured at historic cost: model adopted by the Company for recently built assets where the basis for cost formation can be easily confirmed and the values at historic cost approximate the respective market values. In such cases, the subsidiaries performed an analysis to ensure that the cost formation is in accordance with current accounting practices.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic rewards for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the regulatory authority. In the case of generators subject to regulation by Decree 2003, of 1996 (the subsidiary CERAN and the jointly-controlled subsidiaries ENERCAN. BAESA and Foz do Chapecó), the assets are depreciated at the rates established by the regulatory authority, provided they do not exceed the term of the concession.

Gains and losses derived from write-down of an item of property, plant and equipment are determined by comparing the resources produced by disposal with the carrying amount of the asset, and are recognized net together with other operating income/expense.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal, and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

3.5 Intangible assets:

Includes rights related to non-physical assets such as goodwill and concession exploitation rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured at the difference between the amount paid and/or payable for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment.

Negative goodwill is registered as gains in profit or loss at the time of the acquisition.

In the individual financial statements, goodwill is included in the carrying amount of the investment, and stated as intangible in the consolidated financial statements.

Intangible assets corresponding to the right to operate concessions can originate in one of three ways, as follows:

 i.          Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Such amounts are amortized based on the net income curves projected for the concessionaires for the remaining term of the concession.

ii.         Investments in infrastructure (Application of ICPC 01 – Concession agreements): under the electric energy distribution concession agreements with the subsidiaries, the intangible asset registered corresponds to the concessionaires' right to collection for use of the concession infrastructure. Since the exploitation term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the anticipated economic rewards. For further information see Note 3.1.

       Components of the infrastructure are directly tied to the Company’s operations and may not be  removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal, and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession

iii.        Public utilities: certain generation concessions were granted against payment to the federal government for use of a public utility. This obligation was registered on the date of signing the respective agreements, at present value, against the intangible assets account. These amounts, capitalized by interest incurred on the obligation to the start-update, are amortized on a straight-line basis over the remaining term of the concession.

3.6 Impairment

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities for both specific asset and at a collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

•       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and shown in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event indicates that the amount of impairment loss has decreased, this reduction is reversed through profit or loss.

•       Available-for-sale: as the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Losses are recognized in profit or loss.

If an increase (gain) is identified in periods subsequent to recognition of the loss, the impairment loss is reversed, and the amount of the reversal is recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale financial asset is recognized in the revaluation reserve in equity.

- Non-financial assets:

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually to check that the asset's carrying amount does not exceed the recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

In impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill, concession asset) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill, where the loss cannot be reversed in the subsequent period, impairment losses are assessed annually for any possibility to reverse the impairment.

Goodwill included in the carrying amount of an investment in an associate, as it is not recognized individually, is tested with the investment, as if it were a single asset.

3.7 Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If applicable, provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessment and the risks specific to the liability.

3.8 Employee benefits

Certain subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with CPC 33 “Employee benefits”, and are regarded as sponsors of these plans. Although the plans have particularities, they have the following characteristics:

 i.       Defined distribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of this plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

ii.       Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets of the reporting date. The actuarial liability is calculated annually by independent actuaries using the projected unit credit method. The subsidiaries use the corridor method to avoid fluctuations in the macroeconomic conditions distorting the profit or loss for the period. The accumulated differences between the actuarial estimates and the actual results are therefore not recognized in the financial statements unless they are in excess of 10% of the greater of the plan liabilities and assets. Unrecognized gains and losses in excess of this limit are recognized in profit or loss for the year over the estimated remaining service time of the employees. If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9 Dividends and Interest on shareholders’ equity

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the Company's bylaws. According to international accounting practices, CPC 24 and ICPC 08, a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the  present liability criteria at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring an interim dividend and Interest on shareholders’ equity determined in a half-yearly balance sheet. An interim dividend and interest on shareholders’ equity declared at the base date of June 30 is only recognized as a liability in the Company's financial statement after the date of the Board's decision.

In accordance with the new accounting practice, interest on shareholders’ equity  is no longer shown in the statement of income and the effects are only stated in changes in equity and in the effective income tax and social contribution rates.

3.10 Revenue recognition

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity, that the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

Revenue from distribution of electric energy is recognized when the energy is billed. Unbilled income related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Historically, the difference between the unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the total billing.

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized by the percentage of completion method (“fixed-price”), and losses are recognized in profit or loss as incurred.

3.11 Income tax and Social contribution

Income tax and Social contribution expense is calculated and recognized in accordance with the legislation in force and comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to an item recognized directly in equity or in the revaluation reserve in equity, which is recognized net of tax effects.

Current tax is the expected tax payable or receivable/to be offset on the taxable income or loss. Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes.

The Company and certain subsidiaries recorded in their financial statements the effects of tax loss carryforwards and temporary non-deductible differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits on merged goodwill, which is amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.12 Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to the Company`s controlling shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by the above-mentioned weighted average number of shares outstanding, adjusted for the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 e IAS 33.

3.13 Regulatory assets and liabilities

In accordance with the preliminary interpretation of IASB/CPC, regulatory assets and liabilities cannot be recognized in the  financial statements of the distribution subsidiaries, as they do not meet the requirements for assets and liabilities described in the Framework for the Preparation and Presentation of Financial Statements. The rights or offsetting are therefore only reflected in the financial statements to the extent that the electric energy is consumed by the captive customers.

3.14 New standards and interpretations not yet adopted

Certain standards, amendments to the IFRS standards and interpretations issued by the IASB not yet effective for the year ended December 31, 2011 are listed below:

•       IAS 1 – Financial Statement Presentation

•       IAS 12 – Income Taxes

•       IAS 19 – Employee Benefits

•       IAS 27 – Consolidated and Separate Financial Statements

•       IAS 28 – Investments in Associates

•       IFRS 7 – Financial Instruments: Disclosures.

•    IFRS 9 – Financial Instruments

•       IFRS 10 – Consolidated Financial Statements

•       IFRS 11 – Joint Arrangements

•       IFRS 12 – Disclosure of Interests in Other Entities

•      IFRS 13 – Fair Value Measurement

The CPC has not yet issued pronouncements equivalent to the above-mentioned IFRSs, and early adoption of the pronouncements of the IFRS is conditional on prior approval in a regulatory act of the Brazilian Securities Commission. The Company is analyzing the impact of these new standards on its financial statements.

(4)   DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values were recognized based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&F, BOVESPA and ANDIMA websites, when available.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, consists of revaluation of the distribution infrastructure at market price. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Although the methodology and criteria for valuation of the compensation to the Shareholders´Company when the concession contract will get ended have not yet been defined by the Federal Government, company management believes that it will be based at least on the tariff pricing model. Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)   CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	2011	2010	2011	2010
Bank deposits	723	4,700	147,126	361,749
Short-term financial investments	548,466	106,258	2,552,710	1,201,148
Total	549,189	110,958	2,699,837	1,562,897

Short-term financial investments are short-term transactions with institutions operating in the Brazilian financial market, with daily liquidity, low credit risk and average interest of 100% of the Interbank deposit rate (CDI).

(6)   CONSUMERS, CONCESSIONÁIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2011 and 2010:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	2011	2010
Current
Consumer classes
Residential	333,396	216,223	24,317	573,936	502,539
Industrial	142,520	52,821	32,133	227,474	232,943
Commercial	133,522	45,758	15,990	195,270	169,955
Rural	33,898	8,240	1,474	43,612	39,094
Public administration	28,758	4,954	889	34,601	32,614
Public lighting	27,988	1,957	12,325	42,270	41,749
Public utilities	36,275	4,456	829	41,560	40,055
Billed	736,357	334,409	87,957	1,158,723	1,058,949
Unbilled	427,661	-	-	427,661	465,077
Financing of Consumers' Debts	89,174	9,857	37,851	136,882	112,141
Free energy	3,674	-	-	3,674	3,727
CCEE transactions	17,961	-	-	17,961	23,932
Concessionaires and Licensees	207,204	-	-	207,204	193,852
Provision for doubtful accounts	-	-	(85,318)	(85,318)	(80,692)
Other	7,493	-	-	7,493	39,086
Total	1,489,523	344,266	40,490	1,874,280	1,816,073

Non current
Financing of Consumers' Debts	140,999	-	-	140,999	154,436
CCEE transactions	41,301	-	-	41,301	41,301
Total	182,300	-	-	182,300	195,738

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public organizations. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable.

Electric Energy Trading Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the short-term market. The noncurrent amount receivable mainly comprises: (i) legal adjustments, established as a result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period from September 2000 to December 2002; and (iii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

Concessionaires and Licensees - Refers basically to accounts receivable in respect of the supply of electric energy to other concessionaires and licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil.

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

Consolidated
As of December 31, 2009	(81,974)
Provision recognized	(108,663)
Recovery of revenue	56,995
Write-off of accounts receivable provisioned	52,951
As of December 31, 2010	(80,692)
Provision recognized	(116,722)
Recovery of revenue	46,049
Write-off of accounts receivable provisioned	66,047
As of December 31, 2011	(85,318)

(7)   FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

At December 31, 2011, the current assets balance of the parent company is R$ 45,668 (R$ 42,533 at December 31, 2010), and noncurrent is R$ 2,854 (R$ 39,216 at December 31, 2010). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

In the consolidated statements, the amounts of R$ 72,056, R$ 8,272 and R$ 26,783 in non-current refer to financial investments required by financing contracts of the indirect subsidiaries CPFL Renováveis, BAESA and ENERCAN, respectively, to be maintained until such loans have been fully amortized.

(8)   RECOVERABLE TAXES

	Parent Company		Consolidated
	2011	2010	2011	2010
Current
Prepayments of social contribution - CSLL	441	379	7,347	1,425
Prepayments of income tax - IRPJ	-	872	1,349	2,791
IRRF on interest on equity	30,891	30,039	31,345	30,347
Income tax and social contribution to be offset	1,894	761	16,810	11,449
Withholding tax - IRRF	7,487	2,870	120,390	40,804
ICMS to be offset	-	-	69,329	72,999
Social Integration Program - PIS	-	-	5,793	3,801
Contribution for Social Security financing- COFINS	42	42	22,103	13,437
National Social Security Institute - INSS	1	1	2,123	2,230
Other	26	26	874	13,736
Total	40,783	34,992	277,463	193,020

Noncurrent
Social contribution to be offset - CSLL	-	-	36,277	32,390
Income tax to be offset - IRPJ	-	-	1,001	1,001
ICMS to be offset	-	-	112,423	101,380
Social Integration Program - PIS	-	2,787	3,299	2,855
Contribution for Social Security financing- COFINS	-	-	62,302	-
National Social Security Institute - INSS	-	-	1,339	-
Other	-	-	74	1,340
Total	-	2,787	216,715	138,966

Social contribution to be offset – In noncurrent, the balance refers primarily to the final favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the outcome of the administrative procedures for ratification of the credit with the Federal Revenue Office, in order to offset the credit.

ICMS to be offset - mainly refers to the credit recorded on acquisition of a permanent asset.

PIS and Cofins - In noncurrent, the balance refers basically to credits recognized by the indirect subsidiaries EPASA and CPFL Renováveis in relation to the acquisition of equipment, which will be realized by depreciation of the equipment.

(9) DEFERRED TAXES

9.1- Breakdown of tax credits and debits:

	Parent Company		Consolidated
	2011	2010	2011	2010
Social contribution credit/(debit)
Tax loss carryforwards	48,352	42,715	56,436	51,806
Tax benefit of merged goodwill	-	-	169,062	172,256
Temporarily non-deductible differences	1,684	724	(112,086)	(12,416)
Subtotal	50,035	43,440	113,413	211,646

Income tax credit / (debit)
Tax losses	143,281	129,690	165,736	143,866
Tax benefit of merged goodwill	-	-	565,106	583,724
Temporarily non-deductible differences	557	4,599	(699,549)	(33,620)
Subtotal	143,839	134,289	31,293	693,969

PIS and COFINS credit/(debit)
Temporary non-deductible differences	-	-	(6,272)	78

Total	193,874	177,729	138,434	905,693

Total tax credit	193,874	177,729	1,176,535	1,183,460
Total tax debit	-	-	(1,038,101)	(277,767)

9.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the merged goodwill on acquisition and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 – Individual, Separate and Consolidated Financial Statements and Application of the Equity Method. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 15.

	Consolidated
	2011		2010
	CSLL	IRPJ	CSLL	IRPJ
CPFL Paulista	85,709	238,079	94,584	262,734
CPFL Piratininga	19,404	66,584	21,274	73,002
RGE	37,714	155,750	41,117	169,805
CPFL Santa Cruz	3,545	11,148	4,705	14,794
CPFL Leste Paulista	2,024	6,155	2,622	7,986
CPFL Sul Paulista	2,944	9,183	3,767	11,758
CPFL Jaguari	1,745	5,289	2,305	7,002
CPFL Mococa	1,121	3,483	1,456	4,527
CPFL Geração	-	28,167	-	30,877
CPFL Serviços	306	847	425	1,239
CPFL Renováveis	14,552	40,421	-	-
Total	169,062	565,106	172,256	583,724

9.3 - Accumulated balances on temporary nondeductible differences:

	Consolidated
	2011			2010
	CSLL	IRPJ	PIS/COFINS	CSLL	IRPJ	PIS/COFINS
Temporary non-deductible differences:
Reserve for contingencies	19,246	54,009	-	18,908	52,809	-
Revision tariff - basic pay	2,628	7,301	2,977	-	-	-
Private pension fund	2,218	7,159	-	3,051	9,473	-
Allowance for doubtful accounts	7,656	21,306	-	6,895	19,155	-
Free energy provision	4,365	12,128	-	3,730	10,362	-
Research and Development and Energy Efficiency Programs	12,642	35,118	-	14,611	40,579	-
Reserves related to personnel	2,842	7,886	-	2,338	7,160	-
Depreciation rate difference - Revaluation	8,315	23,096	-	9,305	25,846	-
Losses on financial investments	804	2,235	-	-	-	-
Financial instruments (IFRS / CPC)	376	1,045	-	448	1,245	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(2,248)	(6,244)	-	(2,475)	(6,878)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	(9,789)	(27,191)	(11,086)	(1,077)	(3,030)	(1,399)
Actuarial losses on the transition of accounting practices (IFRS/CPC)	26,162	72,964	-	26,718	74,215	-
Other adjustments changes in practices	18,595	51,652	-	9,673	26,868	-
Business Combination (note 13)	(98,160)	(660,498)	-	-	-	-
Accelerated depreciation	(807)	(2,243)	-	-	-	-
Other	3,595	7,749	1,838	3,941	9,903	1,477
Temporarily non-deductible differences - comprehensive income:
Recognition of the concession - financial adjustment (IFRS / CPC)	(30,938)	(85,938)	-	(25,337)	(70,388)	-
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(79,590)	(221,082)	-	(83,145)	(230,939)	-
Total	(112,086)	(699,549)	(6,272)	(12,416)	(33,620)	78

The line “business combinations” refers to the effects of deferred tax debts on the intangible assets acquired in the CPFL Renováveis business combinations. In August 2011, at the time of initial recognition of the business combinations, R$ 378,606 was recorded for deferred income tax and social contribution on the appreciation of the net assets acquired at that date. Additionally, as a result of the acquisition of Jantus and Santa Luzia, the amounts of R$ 349,400 and R$ 29,977, respectively, were recorded in December 2011. The details of this transaction are provided in Note 13.

Estimate of recovery

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill, is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee, in accordance with the following table:

Expectations of Recovery	Parent Company	Consolidated
2012	17,612	142,764
2013	18,673	110,881
2014	15,753	105,473
2015	14,325	88,505
2016	13,549	78,724
2017 a 2019	36,646	195,601
2020 a 2022	31,263	158,691
2023 a 2025	25,484	121,563
2026 a 2028	20,570	94,836
2029 a 2031	-	79,497
	193,874	1,176,535

9.4 Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2011 and 2010:

	Parent Company
	2011		2010
	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	1,552,475	1,552,475	1,573,800	1,573,800
Adjustments to reflect effective rate:
Equity in subsidiaries	(1,726,679)	(1,726,679)	(1,755,270)	(1,755,270)
Amortization of intangible asset acquired	114,562	145,189	115,782	145,302
Interest on shareholders´ equity	203,120	203,120	197,444	197,444
Other permanent additions, net	3,365	4,184	3,536	3,225
Calculation base	146,843	178,289	135,292	164,501
Statutory rate	9%	25%	9%	25%
Tax debit result	(13,216)	(44,572)	(12,176)	(41,126)
Tax credit allocated	9,566	26,150	4,343	13,440
Total	(3,650)	(18,422)	(7,833)	(27,686)

	Consolidated
	2011		2010
	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	2,361,957	2,361,957	2,385,372	2,385,372
Adjustments to reflect effective rate:
Amortization of intangible asset acquired	115,947	147,784	115,782	146,194
Realization CMC	(13,480)	(13,480)	(6,058)	(22,380)
Effect of presumed profit system	(94,579)	(143,977)	(17,622)	(20,448)
Exclusion Law 11.941/09 art. 4	135	541	-	-
Other permanent additions, net	65,674	30,485	28,427	(19,008)
Calculation base	2,435,654	2,383,311	2,505,901	2,469,730
Statutory rate	9%	25%	9%	25%
Tax debit result	(219,209)	(595,828)	(225,531)	(617,433)
Tax credit allocated	9,337	26,127	4,296	13,333
Total	(209,872)	(569,701)	(221,235)	(604,100)

Amortization of intangible asset acquired  Refers to the non-deductible portion of amortization of intangible assets derived from the acquisition of investees.

Tax Credit Allocated – Credit recorded by the Company on tax loss carryforwards in the light of a revision of projections, which resulted in a margin recorded to complete the accounting entries.

9.5 Unrecognized tax credits

The parent company has tax loss carryforwards of R$ 122,371 that could be recognized in the future, in accordance with reviews of the annual projections of taxable income.

The subsidiaries CPFL Renováveis and Sul Geradora have income tax and social contribution assets on tax loss carryforwards of R$ 72,158 and R$ 72,511, respectively, that were not recognized as it could not be reliable estimated whether future taxable profit will be available against which they can be utilized. There is no prescriptive period for use of the tax loss carryforwards.

(10)  LEASES

The subsidiary CPFL Brasil provides services and leases equipment relating to own power production, in which it is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

The essence is to lease equipment of own power production in order to attend the customers who require higher consumption of electricity at peak hours (when tariffs are higher). In addition, the company offers maintenance and operation services.

The subsidiary constructs the power generation plant with own sources at the customer’s place. Since the equipment is operating, the customer makes monthly fixed payments.

These investments are recorded by the present value of the minimum payments receivable. These payments are registered as amortization of investment and the financial revenue is recorded in the profit or loss by the terms of the contracts.

The investments produced financial income during 2011 were R$ 5,625 (R$ 5,363  in 2010).

	Consolidated
	2011	2010
Present value of minimum lease payments receivable	101,153	102,769
Financial income unrealized	(72,051)	(71,701)
Gross investment	29,102	31,068

Current	4,581	4,754
Noncurrent	24,521	26,315

	1 year	de 1 to 5 years	Over 5 years	Total
Present value of minimum lease payments receivable	4,581	14,821	9,700	29,102

At December 31, 2011, there are no (i) unsecured residual amounts that benefit the lessor; (ii) provisions for uncollectible minimum lease payments receivable; or (iii) contingent payments recognized as revenue during the period.

(11)  FINANCIAL CONCESSION ASSET

Consolidated
As of December 31, 2010	934,646
Additions	381,027
Marked to market	63,064
Disposal	(2,073)
As of December 31, 2011	1,376,664

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on reversal of the assets at the end of the concession.

Under the current tariff model, interest on the asset is recognized in profit or loss on billing of the consumers and realized on receipt of the electric energy bills. The difference in relation to the adjustment to market value is recognized against the revaluation reserve in equity.

(12)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	2011	2010	2011	2010
Receivables - consortia	27	17,155	-	-
Advances - Fundação CESP	15,518	7,995	-	-
Advances to suppliers	37,951	16,677	-	-
Pledges, funds and tied deposits	1,548	2,107	115,517	89,050
Fund tied to foreign currency loans	-	-	29,774	21,222
Orders in progress	156,524	50,860	-	-
Reimbursement RGR	4,590	5,683	1,909	1,909
Advance energy purchase agreements	44,399	15,817	58,620	65,786
Collection agreements	57,377	66,882	-	-
Prepaid expenses	5,695	29,550	1,355	2,722
Other	86,309	40,719	72,287	41,412
Total	409,938	253,445	279,461	222,100

Advances - Fundação CESP – Refers to advances to employees for welfare programs and operational maintenance of the entity.

Pledges, Funds and Tied Deposits: collateral offered to guarantee CCEE operations and guarantees granted to jointly-owned subsidiaries.

Fund Tied to Foreign Currency Loans: These are guarantees offered when negotiating or renegotiating loans.

Refund of RGR: Refers to amounts to be offset in relation to the difference between the RGR - Global Reversal Reserve approved by ANEEL and the amount actually incurred, based on property, plant and equipment in use.

Advance Energy Purchase Agreements: Refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

Collection agreements - Refers to (i) agreements between the distributors and city halls and companies for collection  through the electric energy bills and subsequent pass-through  of amounts related to public lighting, newspapers, healthcare, residential insurance, etc.; and (ii) receipts by CPFL Brasil, through the CPFL Total division, to be passed on subsequently to the customers who use the collection services provided by that division.

(13)  INVESTMENTS

	Parent Company
	2011	2010
Permanent equity interests - equity method
By equity method of the subsidiary	5,357,730	4,764,698
Value-added of assets, net	1,251,131	1,396,320
Goodwill	6,054	6,054
Total	6,614,915	6,167,072

13.1 - Permanent equity interests:

		2011				2011	2010	2011	2010
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' Equity	Profit or loss for the year	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	144,378	5,761,746	144,378	897,984	613,307	897,984	808,682	613,307	695,761
CPFL Piratininga	53,031,259	2,391,639	83,896	388,980	308,433	388,980	396,907	308,433	301,746
CPFL Santa Cruz	371,772	273,384	55,363	116,634	31,378	116,634	101,759	31,378	18,290
CPFL Leste Paulista	895,733	148,760	21,546	68,587	13,454	68,587	66,912	13,454	12,330
CPFL Sul Paulista	463,482	140,271	21,468	64,465	16,722	64,465	62,467	16,722	15,341
CPFL Jaguari	212,126	96,877	14,156	43,430	12,661	43,430	43,433	12,661	11,212
CPFL Mococa	121,761	78,014	14,566	37,634	6,702	37,634	36,691	6,702	8,296
RGE	807,168	2,774,702	884,328	1,267,268	248,233	1,267,268	1,186,849	248,233	245,190
CPFL Geração	205,487,716	4,568,025	1,039,618	2,483,750	706,212	2,483,750	1,908,873	293,852	232,673
CPFL Jaguari Geração	40,108	47,985	40,108	47,909	10,501	47,909	46,334	10,501	8,258
CPFL Brasil	2,999	1,583,929	2,999	77,667	155,549	(112,633)	94,234	147,668	193,076
CPFL Planalto	630	11,140	630	8,225	14,137	8,225	6,353	14,137	11,114
CPFL Serviços	1,482,334	38,947	19,966	25,330	6,860	25,330	4,304	6,860	2,005
CPFL Atende (*)	1	17,385	13,991	14,329	1,093	14,329	(755)	1,093	504
Chumpitaz	100	7,984	2,059	3,859	1,800	3,859	-	1,800	-
CPFL Jaguariuna	189,620	2,554	2,926	1,977	(121)	1,977	1,654	(121)	(526)

Total						5,357,730	4,764,698	1,726,679	1,755,270
(*) Number of quotes

The amounts related to subsidiaries CPFL Geração and CPFL Brasil were adjusted for equity purposes, due to the effects of CPFL Renováveis business combination (note 13.4).

As a result of the non-proportional payment of capital by the shareholders of the indirect subsidiary EPASA on November 30, CPFL Geração’s interest in EPASA’s capital increased from 51% to 52.75%.

13.2 - Interest on shareholders’ equity  (“JCP”) and dividends receivable

	Parent Company
	Dividend		Interest on capital	Total
Subsidiary	2011	2010	2011	2011	2010
CPFL Paulista	-	237,000	-	-	237,000
CPFL Santa Cruz	-	12,000	-	-	12,000
CPFL Sul Paulista	6,996	-	1,130	8,126	-
CPFL Jaguari	6,891	-	790	7,682	-
RGE	76,413	-	30,044	106,457	-
CPFL Geração	-	85,000	-	-	85,000
CPFL Brasil	-	75,000	-	-	75,000
CPFL Serviços	3,648	3,648	-	3,648	3,648
	93,949	412,648	31,964	125,913	412,648

In 2011, the Company received R$ 1,692,403 in relation to the dividends and interest on shareholders’  equity.

13.3 – Added value on assets and goodwill

Added value on assets refers mainly to the right to exploit the concession acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

The amounts have been reclassified to intangible assets in the consolidated financial statements.

13.4 Business combination (CPFL Renováveis)

CPFL Renováveis was created by the merger of the former indirect subsidiary SMITA by ERSA, through the corporate restructuring described in Note 1.1, in accordance with the terms and conditions established in the Merger Protocol signed by both companies and described in the Relevant Fact disclosed on August 23, 2011.

As a result of this merger, the equity of CPFL Renováveis increased by R$ 980,827, of which R$ 596,631 corresponds to the net equity of SMITA, determined at carrying value at July 31, 2011, and R$ 384,196 to the capital contribution made by the subsidiaries CPFL Geração and CPFL Brasil.

The ratio of substitution of ERSA shares to SMITA shares, for merger purposes, was based on the economic value of the business of ERSA and SMITA and was freely negotiated, agreed and confirmed between independent parties and adequately reflects the best assessment of both the entities.

ERSA issued 913,475,299 new common shares in the name of CPFL Geração and CPFL Brasil, which grant equal rights to those conferred by the common shares issued by ERSA in the past.

CPFL Energia now indirectly holds 54.50% of CPFL Renováveis, having assumed control on August 1, 2011, since which date it has fully consolidated the subsidiary.

The association resulted in a business combination, as per CPC 15, since the Company now controls CPFL Renováveis. The amount of the consideration transferred in this transaction was R$ 773,413. From an essentially accounting viewpoint, as it was the Company that acquired the control, although ERSA (book acquiree) is the merged company, this operation represents a reverse acquisition, and ERSA's net assets were therefore assessed at market value. The evaluation report issued by specialists resulted in recording of value added in CPFL Renováveis attributed to the intangible concession asset of R$ 533,757 (Note 14), net of deferred income tax and social contribution of R$ 378,606 (Note 9), set against the capital reserve in equity (Note 25).

On account of its corporate interest, the Company registered the amount of R$ 290,898 in Investments , set against the capital reserve in equity. The effects registered in the investments of the subsidiaries CPFL Geração and CPFL Brasil were R$ 232,975 and R$ 57,922, respectively, Also as a result of the business combination, considering the ratio of exchange of interests of the subsidiaries CPFL Geração and CPFL Brasil in CPFL Renováveis (taking into account the acquisition of the indirect subsidiary Jantus, Note 13.4.1), a decrease of R$ 60,957 was recognized in the capital  reserve recorded by the Company (an increase of R$ 179,384 for the subsidiary CPFL Geração and a reduction of R$ 240,341 for the subsidiary CPFL Brasil). The net amount registered in the reserve at December 31, 2011 as a result of the business combination was therefore R$ 229,940 (Note 25),

In relation to recognition of acquisition of CPFL Renováveis in the accounts of the subsidiaries CPFL Geração and CPFL Brasil, as these subsidiaries do not have operational control over CPFL Renováveis, and are therefore regarded as associated companies, the following treatment was given for individual purposes in their respective financial statements: (i) in the case of CPFL Geração, a gain of R$ 412,359 was recognized in profit or loss, and (ii) CPFL Brasil recognized a gain of R$ 7,881 in profit or loss and goodwill of R$ 190,300. In the consolidated statements, since this operation refers to a transaction with owners (in their capacity as owners), these effects were adjusted for purposes of consolidation in CPFL Energia and recorded in equity.

The impacts of the reverse acquisition described above, based on the balance sheets at August 1, 2011, are as follows:

	SMITA	ERSA	Subtotal	Fair value of ERSA assets	CPFL Renováveis
Assets
Current assets
Cash and cash equivalents
Intangible assets - goodwill	182,270	668,707	850,977	-	850,977
Other	21,305	34,298	55,603	-	55,603
Total current assets	203,575	703,005	906,580	-	906,580
Noncurrent assets:
Fixed Assets	760,260	956,444	1,716,704	-	1,716,704
Intangible assets - Concession rights	44,600	32,916	77,516	1,113,544	1,191,060
Intangible assets - goodwill	-	200,052	200,052	(200,052)	-
Other	70,830	12	70,842	-	70,842
Total noncurrent assets	875,690	1,189,424	2,065,114	913,492	2,978,606
Total assets	1,079,265	1,892,429	2,971,694	913,492	3,885,186

Liabilities and Equity
Current liabilities
Loans and financing	53,964	22,020	75,984	-	75,984
Other	28,502	57,185	85,687	1,129	86,816
Total liabilities	82,466	79,205	161,671	1,129	162,800
Noncurrent liabilities
Loans and financing	367,380	467,170	834,551	-	834,551
Deferred Taxes	32,785	-	32,785	378,606	411,391
Other	3	76,508	76,511	-	76,511
Total noncurrent liabilities	400,168	543,678	943,846	378,606	1,322,453
Shareholders' equity	596,631	1,269,546	1,866,177	533,757	2,399,933
Total liabilities and Shareholders' equity	1,079,265	1,892,429	2,971,694	913,492	3,885,186

The net operating revenue, the income from the electric energy service (negative) and net profit of the acquiree (Ersa) from the acquisition date were fully consolidated in CPFL Renováveis and correspond to R$ 85,042, (R$ 7,679)  and R$ 11,062, respectively.

If the acquisition date had been January 1, 2011, the net operating revenue, the income from the electric energy service and net profit of CPFL Renováveis would have been R$ 306,894, R$ 103,684 and R$ 103,716 respectively.

The value of the minority interests in CPFL Renováveis at the acquisition date was  R$ 1,091,969 in accordance with the participation of 45.5% in the shareholders’ equity of CPFL Renováveis at August 1, 2011.

13.4.1 Acquisition of the indirect subsidiary Jantus

On April 7, 2011, through the subsidiary CPFL Brasil, the Company signed a Purchase and Sale Agreement to acquire all the capital quotas of Jantus SL (“Jantus”), a company based in Spain. On September 21, 2011, CPFL Brasil assigned the Purchase Agreement to the subsidiary CPFL Renováveis. On December 20, 2011, CPFL Renováveis completed the acquisition of Jantus, which held 100% of the capital of SIIF Energies do Brasil Ltda. (“SIIF”) and SIIF Desenvolvimento de Projeto de Energia Eólica Ltda. (“SIIF Desenvolvimento”).

Accordingly, by acquisition of the quotas, completed on December 21, 2011, CPFL Renováveis indirectly acquired all the capital of SIIF and SIIF Desenvolvimento, with a total of four wind power plants operating in the State of Ceará, with total installed capacity of 210 MW, as well as a portfolio of 412 MW in certified projects eligible for participation in the next energy auctions and 320 MW in uncertified projects.

To put this transaction into effect, the subsidiary CPFL Brasil increased and paid up capital of R$ 820,803 in CPFL Renováveis, in December 2011, by issuing  new shares; consequently, CPFL Energia now indirectly holds 63.00% of CPFL Renováveis, through its subsidiaries CPFL Geração (35.49%) and CPFL Brasil (27.51%) at December 2011, in accordance with the association agreement with Ersa shareholders.

CPFL Renováveis issued 385,268,687 new common shares in the name of CPFL Brasil, which grant equal rights to those conferred by the common shares issued by CPFL Renováveis in the past.

13.4.2 Acquisition of the indirect subsidiary Santa Luzia Energética S.A.

On August 17, 2011, the Company and the indirect subsidiary CPFL Renováveis disclosed in Notices to the Market the acquisition of quotas representing 100% of the voting and total capital of Santa Luzia Energética S.A. (“Santa Luzia”), which had an SHP operating in the State of Santa Catarina, with installed power of 28.5 MW and mean assured energy of 18.4 MW.

The Company completed the acquisition of Santa Luzia on December 29, 2011, and the transaction was settled on January 4, 2012.

a)   Additional information about the acquisition of the indirect subsidiaries Jantus and Santa Luzia:

	Jantus	Santa Luzia
	December 19, 2011	December 29, 2011

Cash and cash equivalents transferred as consideration by the acquirers:
Cash transferred or to be transferred to shareholders	468,916	-
Accounts payable to shareholders	-	151,534
Cash transferred to Jantus for settling debts and expenses of sellers responsibility	354,420	-
Estimated of price adjustment to be paid to acquirees as contractually established, recorded as accounts payable at December 31, 2011	16,316	908
Total transfered consideration (paid)	839,652	152,442

b)   Assets acquired and passives recognized on the acquisition date

In relation to the acquisition of Jantus and Santa Luzia, all the considerations transferred (paid) were allocated to the assets acquired and liabilities assumed at fair values, including the intangible assets associated with the exploitation rights of each authorization, and these will be amortized over the remaining terms of the authorizations linked to exploitation of the wind farms and SHPs acquired. Consequently, as the whole amount paid was allocated to identified assets and liabilities, no residual amount was allocated to goodwill in these transactions.

Allocation of the amount paid was based on the economic and financial report issued by specialists contracted by Management of the parent company, and analyses by CPFL Renováveis itself.

The subsidiary CPFL Renováveis does not expect the amount allocated as the right to operate these acquisitions to be deductible for tax purposes at the acquisition date, and therefore recorded deferred income tax and social contribution in relation to the temporary difference between the amounts allocated and the tax bases for these assets.

The initial accounting for the acquisition of Jantus and Santa Luzia was provisionally determined at December 31, 2011. The necessary market assessments and other calculations had not been finalized at the date on which the financial statements were completed, and were therefore based on management’s best estimates of these amounts, as permitted by CPC 15.

	Jantus	Santa Luzia
	December 19, 2011	December 29, 2011

Current Assets:
Cash and cash equivalents	6,781	45
Recoverable taxes	49,241	-
Other	22,956	3,921

Noncurrent assets:
Recoverable taxes	103,725	-
Fixed Assets	715,864	237,307
intangible assets	4,403	-
Other	50,544	2,930

Liabilities:
Suppliers	47,425	4,114
Loans and debentures	80,731	11,413
Other	63,248	2,252

Noncurrent liabilities:
Loans and debentures	565,158	124,590
Deferred taxes	15,141	-
Other	20,407	7,582

Acquired net assets	161,404	94,252

c)   Net cash outflow on the acquisition of the subsidiaries:

	Jantus	Santa Luzia

Consideration transferred (paid)	839,652	152,442
Less: Fair value of identifiable acquired net assets	(161,404)	(94,252)
Amount allocated as a right of exploitation	678,248	58,190
Tax effects	349,400	29,977
Amount allocated to right of exploitation after tax effects	1,027,648	88,167

The deferred tax effects on the line temporarily non-deductible differences (Note 9), amounting to R$ 379,377, were recorded on the total intangible assets of R$ 1,115,815 acquired

d)  Impact of the acquisition of the subsidiaries Jantus and Santa Luzia on the profit and loss of the Company and of the subsidiary CPFL Renováveis

The consolidated result for the year and the result of the subsidiary CPFL Renováveis includes R$ 24,738 (R$ 15,585 in proportion to the Company’s interest) in relation to the additional business generated by Jantus. The consolidated net income for the year includes R$24,016  in relation to Jantus. Since Santa Luzia was acquired on December 29, 2011, it did not have significant impact on profit or loss for the year.

(14)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2010	180,382	1,533,696	1,354,882	1,916,219	3,695	12,940	784,650	5,786,465
Cost	182,772	1,814,135	1,674,388	2,655,057	7,888	16,442	784,650	7,135,333
Accumulated depreciation	(2,390)	(280,439)	(319,506)	(738,838)	(4,193)	(3,502)	-	(1,348,868)
								-
Additions	2,214	3,712	19,892	7,333	705	382	802,376	836,614
Disposals	(247)	(200)	(640)	(8,023)	(341)	(173)	(174)	(9,800)
Transfers	8,837	109,030	33,497	394,508	374	3,667	(549,914)	-
Transfers - other assets	-	-	-	10,341	-	-	(17,525)	(7,184)
Depreciation	(1,513)	(68,346)	(65,628)	(96,051)	(1,092)	(1,980)	-	(234,610)
Business Combinations	57,180	-	973,636	831,749	165	949	45,938	1,909,617
Other	-	-	510	10,159	3	36	265	10,974

As of December 31, 2011	246,853	1,577,892	2,316,149	3,066,235	3,509	15,823	1,065,615	8,292,076
Cost	250,757	1,926,695	2,757,021	4,006,925	8,798	21,695	1,065,615	10,037,506
Accumulated depreciation	(3,903)	(348,802)	(440,873)	(940,691)	(5,289)	(5,872)	-	(1,745,430)

Average depreciation rate		2.33%	4.23%	5.10%	20.00%	10.00%	-

In the consolidated statements, the figure for construction in progress refers mainly to works in progress of the operating subsidiaries and/or those under development, in particular, the projects of CPFL Renováveis, which has construction in progress of R$ 943,831.

The following are allocated in business combinations: i) the property, plant and equipment of ERSA, amounting to R$ 956,447, which has been consolidated in CPFL Renováveis since August 2011; and ii) the assets of Jantus and Santa Luzia, amounting to R$ 715,864 and R$ 237,307, respectively, which have been consolidated since December 2011.

As mentioned in item 3.4, certain assets were measured at deemed cost at the transition date, while the assets of recently-built plants are recognized at cost, which in Management’s opinion, approximates market value. Property, plant and equipment were valued at their market values based on an appraisal carried out by an independent engineering company specializing in equity valuation. Added value of R$ 1,002,991 was determined at January 1, 2009 and recognized in the revaluation reserve in equity. The amortization of the value-added with an impact on the profit or loss for the years ended December 31, 2011 and 2010, determined based on the remaining useful life of the assets, was R$ 37,481 and R$ 39,605.

In conformity with CPC 20, the interest on the loans taken out by the subsidiaries to finance the construction is capitalized during the construction phase. During 2011, R$ 6,861 was capitalized in the consolidated financial statements (R$ 84,839 in 2010). For further details of construction assets and fund raising costs, see notes 1, 17 and 18.

Impairment testing: The Company checked in respect of all the reporting periods for indications of devaluation of its assets that might involve the need for impairment tests. The valuation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting periods and therefore no impairment losses were recognized.

(15)  INTANGIBLE ASSETS

	Consolidated
	2011			2010
	Historic cost	Accumulated amortization	Net value	Net value
Goodwill	6,152	(37)	6,115	6,115
Intangible assets - Concession rights:
Acquired in business combinations	6,016,243	(1,895,854)	4,120,388	2,041,944
Distribution infrastructure - operational	8,975,287	(5,390,879)	3,584,408	3,335,775
Distribution infrastructure - in progress	730,807	-	730,807	694,139
Public utility	407,286	(24,716)	382,570	397,984
Other intangible assets	174,390	(71,239)	103,150	108,917
Total intangible assets	16,310,165	(7,382,725)	8,927,439	6,584,874

Historic cost			16,310,165	13,228,307
Accumulated amortization			(7,382,725)	(6,643,433)
			8,927,439	6,584,874

15.1 Intangible asset acquired in business combinations

The following table shows the breakdown of the intangible asset of the right to exploit the concession acquired in business combinations:

	Consolidated
	2011			2010	amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2011	2010
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent Company
CPFL Paulista	304,861	(120,118)	184,743	204,045	6.33%	6.53%
CPFL Piratininga	39,065	(14,801)	24,264	26,603	5.99%	6.19%
RGE	3,150	(805)	2,345	2,560	6.81%	6.53%
CPFL Geração	54,555	(20,895)	33,659	36,733	5.63%	5.80%
CPFL Santa Cruz	9	(3)	6	8	21.17%	14.10%
CPFL Leste Paulista	3,333	(1,121)	2,212	2,887	20.30%	13.39%
CPFL Sul Paulista	7,288	(2,315)	4,973	6,356	18.98%	12.79%
CPFL Jaguari	5,213	(1,893)	3,320	4,503	22.68%	13.62%
CPFL Mococa	9,110	(3,079)	6,031	7,841	19.87%	13.92%
CPFL Jaguari Geração	7,896	(1,119)	6,777	7,422	8.17%	6.00%
	434,480	(166,149)	268,331	298,957

Subsidiaries
ENERCAN	10,233	(3,023)	7,210	7,916	6.90%	6.93%
Barra Grande	3,081	(1,196)	1,884	2,069	5.98%	5.93%
Chapecoense	7,376	(301)	7,075	7,376	4.08%	-
EPASA	499	(19)	479	499	3.85%	-
Parque éolico Santa Clara	-	-	-	31,737	-	-
Parque éolico Campo dos Ventos	-	-	-	5,576	-	-
CPFL Renováveis	2,318,580	(18,773)	2,299,807	-	3.82%	-
Other	14,478	(11,952)	2,527	3,248	4.99%	6.22%
	2,354,246	(35,263)	2,318,983	58,421

Subtotal	2,788,726	(201,412)	2,587,314	357,379

Intangible asset acquired and merged – Deductible Subsidiaries
RGE	1,120,266	(758,359)	361,908	380,711	1.68%	1.69%
CPFL Geração	426,450	(238,083)	188,367	206,491	4.25%	3.92%
Subtotal	1,546,716	(996,442)	550,274	587,202

Intangible asset acquired and merged – Reassessed Parent company
CPFL Paulista	1,074,026	(477,318)	596,709	658,503	5.75%	5.93%
CPFL Piratininga	115,762	(43,859)	71,903	78,834	5.99%	6.19%
RGE	310,128	(87,234)	222,894	243,296	6.58%	6.30%
CPFL Santa Cruz	61,685	(36,987)	24,698	32,778	13.10%	13.07%
CPFL Leste Paulista	27,034	(12,745)	14,289	18,507	15.59%	15.46%
CPFL Sul Paulista	38,168	(17,611)	20,557	26,312	15.16%	15.17%
CPFL Mococa	15,124	(7,286)	7,838	10,174	15.34%	15.87%
CPFL Jaguari	23,600	(11,246)	12,354	16,300	16.72%	15.75%
CPFL Jaguari Geração	15,275	(3,716)	11,559	12,659	7.20%	7.94%
Subtotal	1,680,801	(698,000)	982,800	1,097,363

Total	6,016,243	(1,895,854)	4,120,388	2,041,944

The intangible asset acquired in business combinations comprises:

- Intangible asset acquired, not merged

Refers mainly to the remaining goodwill on acquisition of the shares held by the noncontrolling shareholders.

- Intangible asset acquired and merged - Deductible

Goodwill on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions nº 319/99 and nº 349/01, that is, without segregation of the amount of the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 on the acquisition goodwill. A reserve was therefore recorded to adjust the goodwill, set against the equity reserves of the subsidiaries, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, non-deductible goodwill was recorded for tax.

15.2 Changes in intangible assets:

The changes in intangible assets for the years ended December 31, 2011 and 2010 are as follows:

	Consolidated
		Concession right
	Goodwill	Acquired in business combinations	Public utility	Distribution infrastructure - operational	Distribution infrastructure - in progress	Other intangible assets	TOTAL
Intangible asset at December 31, 2010	6,115	2,041,944	3,335,775	694,139	397,984	108,917	6,584,874

Additions	-	-	3,259	1,094,929	-	8,673	1,106,861
Amortization	-	(196,513)	(389,740)	-	(15,413)	(17,279)	(618,945)
Transfer - intangible assets	-	(27,164)	636,009	(621,500)	-	12,655	-
Transfer - financial asset	-	-	-	(381,027)	-	-	(381,027)
Transfer - other assets	-	-	(895)	(55,734)	-	(10,341)	(66,971)
Business Combination	-	2,302,122	-	-	-	-	2,302,122
Other	-	-	-	-	-	526	526
Intangible asset at December 31, 2011	6,115	4,120,389	3,584,408	730,807	382,570	103,150	8,927,439

At December 31, 2011, the total intangible assets acquired by business combinations relate to the corporate restructuring of CPFL Renováveis (Note 13), as follows: (i) R$ 912,363 generated as a result of the reverse acquisition; (ii) R$ 1,153,443 refers to business acquisitions by CPFL Renováveis since August 1, mainly in relation to the acquisition of Jantus and Santa Luzia (R$ 1,115,815); and (iii) R$ 232,013 refers to existing balances of the acquiree at July 31, 2011. The subsidiary recognized the respective deferred tax effects on the intangible assets acquired in the line temporarily non-deductible differences.(Note 9).

In conformity with CPC 20, the interest on the loans taken out by the subsidiaries is capitalized to qualifying intangible assets. During 2011, R$ 32,281 was capitalized in the consolidated financial statements (R$ 48,099 in 2010) at a rate of 9.95% p.a. (7.9% p.a. in 2010).

15.3 Impairment test

The Company checked in respect of all the reporting periods for indications of devaluation of its assets that might involve the need for impairment tests. The valuation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors.

In analysis of impairment of intangible assets with an indefinite useful life (including goodwill), the Company used the value in use method to assess the recoverable value of each CGU. The cash flows were prepared in accordance with management's assessment of future trends in the electricity sector, based on external sources and historical data.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting periods and there is no impairment loss to be recognized.

(16)  SUPPLIERS

	Consolidated
	2011	2010
Current
System Service Charges	33,794	32,406
Energy purchased	730,790	584,018
Electricity Network Usage Charges	150,013	160,099
Materials and Services	233,560	199,264
Free Energy	78,432	70,262
Other	13,555	1,335
Total	1,240,143	1,047,385

(17)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	2011				2010
		Principal				Principal
	Interest - Current and Noncurrent	Current	Noncurrent	Total	Interest - Current and Noncurrent	Current	Noncurrent	Total
Measured at cost
Brazilian currency
BNDES - Power increases	34	3,690	4,802	8,526	55	5,040	8,498	13,593
BNDES - Investment	25,032	542,153	4,071,103	4,638,287	8,494	330,220	3,019,812	3,358,526
BNDES - Property income	49	2,039	5,042	7,130	46	2,002	4,737	6,785
BNDES - Working capital	687	111,129	36,928	148,743	983	70,121	141,677	212,781
Financial Institutions	119,804	221,142	1,507,927	1,848,874	50,269	144,397	1,251,864	1,446,530
Other	782	13,154	28,327	42,263	594	23,337	34,477	58,408
Subtotal	146,388	893,307	5,654,129	6,693,824	60,440	575,116	4,461,066	5,096,622

Foreign currency
Financial Institutions	444	3,107	42,769	46,320	432	3,751	40,750	44,932
Subtotal	444	3,107	42,769	46,320	432	3,751	40,750	44,932

Total at Cost	146,832	896,414	5,696,898	6,740,144	60,872	578,867	4,501,815	5,141,554

Foreign currency
Financial Institutions	18,697	-	1,685,557	1,704,254	8,799	-	416,027	424,827
Total	18,697	-	1,685,557	1,704,254	8,799	-	416,027	424,827

Total at fair value	18,697	-	1,685,557	1,704,254	8,799	-	416,027	424,827

Total	165,529	896,414	7,382,455	8,444,398	69,671	578,867	4,917,843	5,566,381

	Consolidated
Measured at cost	2011	2010	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Geração	-	13,593	TJLP + 3.1% up to 4.3%	36 to 84 monthly installments from february 2003 to december 2008	CPFL Energia and CPFL Paulista guarantee
CPFL Renováveis	8,526	-	TJLP + 3.1% to 4.3%	72 to 75 monthly installments from september 2007 to july 2008	CPFL Energia guarantee

BNDES/BNB - Investment
CPFL Paulista - FINEM III	53,807	80,711	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee, receivables and Promissory Note
CPFL Paulista - FINEM IV	192,429	256,572	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	199,692	98,051	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	64,873	35,135	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	67,613	36,067	fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	31,963	47,945	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee, receivables and Promissory Note
CPFL Piratininga - FINEM III	80,207	106,944	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	109,734	55,099	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	35,611	13,081	fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	32,062	22,905	fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
RGE - FINEM III	22,429	44,858	TJLP + 5.0%	60 monthly installments from january 2008 to december 2012	Receivables / CPFL Energia guarantee
RGE - FINEM IV	122,492	163,321	TJLP + 3.28 to 3.4%	60 monthly installments from january 2010 to december 2014	Receivables / CPFL Energia guarantee
RGE - FINEM V	109,962	59,967	TJLP + 2.12 to 3.3%	72 monthly installments from february 2012 to january 2018	Receivables / CPFL Energia guarantee
RGE - FINEM V	23,308	9,710	Fixed rate 5.5%	96 monthly installments from february 2013 to january 2021	Receivables / CPFL Energia guarantee
RGE - FINAME	16,089	4,857	Fixed rate 4.5%	96 monthly installments from january 2012 to december 2019	CPFL Energia guarantee
CPFL Santa Cruz	8,007	10,483	TJLP + 2.00% to 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Mococa	4,258	5,475	TJLP + 2.9%	54 monthly installments from january 2011	CPFL Energia guarantee and receivables
CPFL Jaguari	3,732	4,825	TJLP + 2.9%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Leste Paulista	5,497	3,261	TJLP + 2.9%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista	5,952	4,735	TJLP + 2.9%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Geração	-	74,531	TJLP + 1.72%	192 monthly installments from may 2013	CPFL Energia guarantee
BAESA	104,649	120,347	TJLP + 3.125% to 4.125%	144 monthly installments from september 2006	Pledge of shares, credit rights and revenue
BAESA	23,356	24,244	UMBND + 3.125% (1)	144 monthly installments from november 2006	Pledge of shares, credit rights and revenue
ENERCAN	240,780	273,992	TJLP + 4%	144 monthly installments from april 2007	Letters of guarantee
ENERCAN	15,685	15,932	UMBND + 4%	144 monthly installments from april 2007	Letters of guarantee
CERAN	508,179	557,451	TJLP + 3.69% to 5%	168 monthly installments from december 2005	CPFL Energia guarantee
CERAN	55,288	53,845	UMBND + 3.69% to 5% (1)	168 monthly installments from february 2006	CPFL Energia guarantee
Foz do Chapecó	1,044,312	996,013	TJLP + 2.49% to 2.95%	192 monthly installments from october 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Bioenergia - FINEM	-	39,512	TJLP + 1.9%	144 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Bioenergia - FINAME	-	39,369	Fixed rate 4.5%	102 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renovaveis - FINEM II	38,818	-	TJLP + 1.9%	144 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renovaveis - FINAME II	37,356	-	Fixed rate 4.5%	102 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renováveis - FINEM I	416,677	-	TJLP 1.95%	168 monthly installments from october 2009 to July 2011	PCH Holding a joint debtor, Letters of guarantee
CPFL Renováveis - FINEM III	426,119	-	TJLP + 1.72% to 1.9%	156 to 192 monthly installments from January 2012 to may 2013	Mortgage,equipment and CPFL Energia guarantee
CPFL Renovaveis - FINEM IV	5,374	-	TJLP + 3.5%	46 monthly installments from April 2011	CPFL Energia guarantee, pledge of receivables
CPFL Renovaveis - FINEM V (Santa Luzia)	136,002	-	TJLP + 2.8% to 3.4%	143 monthly installments from december 2011	2 and PCH Holding CPFL Renewable debtor solidarity.
CPFL Renováveis - FINAME I	179,188	-	Fixed rate 5.5%	102 to 108 monthly installments from January 2012 to August 2012	Mortgage, credit rights and CPFL Energia guarantee
Epasa - FINEM	102,782	-	TJLP + 1.82%	152 monthly installments from January 2012	Reserve account
Epasa - BNB	109,137	95,613	Fixed rate 10%	132 monthly installments from january 2013	Bank guarantee
CPFL Brasil - FINEP	4,868	3,675	Fixed rate 5%	81 monthly installments from august 2011	Receivables

BNDES - Other
CPFL Brasil - Purchase of assets	3,624	6,785	TJLP + of 1.94% to 2.84%	36 monthly installments from may 2009	Tied to the asset acquired
CPFL Brasil - Purchase of assets	3,508	-	Fixed rate of 4.5% to 8.70%	96 monthly installments from march 2012	CPFL Energia guarantee
CPFL Piratininga -Working capital	78,276	105,652	TJLP + 5.0% (2)	24 monthly installments from february 2011 and october 2011	No guarantee
CPFL Geração - FINEM - Working capital	42,077	53,232	TJLP + 4.95%	24 monthly installments from july 2011	CPFL Energia guarantee
CPFL Geração - FINAME - Working capital	28,389	53,896	TJLP + 4.95% (2)	23 monthly installments from february 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	26,589	34,874	IGP-M + 7.42%	240 monthly installments from May 1994	Collection of receivables
Banco do Brasil	105,435	104,890	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	224,124	199,622	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital(**)	160,528	-	99.00% of CDI	2 annual installments from march 2013.	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital(*)	20,613	18,360	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	20,671	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	266,046	236,830	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	59,438	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Santa Cruz
HSBC	-	45,206	CDI + 1.10%	1 installment in June 2011	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	18,551	16,337	98.50% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	7,113	-	99.00% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	11,479	10,109	98.50% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	9,948	-	99.00% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	19,073	16,798	98.50% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	18,576	-	99.00% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	9,623	8,476	98.50% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,114	-	99.00% of CDI	2 annual installments from march 2013	CPFL Energia guarantee

CPFL Jaguari
Banco do Brasil - Working capital (*)	2,029	1,786	98.50% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	6,298	-	99.00% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Geração
Banco Itaú BBA	-	103,371	106.0% of CDI	1 installment in february 2014	CPFL Energia guarantee
Banco do Brasil	628,632	627,432	107.0% of CDI	1 installment in april 2015	CPFL Energia guarantee
CERAN
Banco Bradesco	-	22,439	CDI + 1.75%	1 installment in april 2012	No guarantee
Foz do Chapecó
Banco Alfa	3,911	-	111.45% of CDI	1 installment in january 2012	No guarantee
CPFL Renovaveis
Banco Safra	42,925	-	CDI+ 0.4%	annual installment 2014	No guarantee
Banco Safra	32,022	-	CDI + 0.4%	annual installment 2014	No guarantee
BNB	152,136	-	TJLP + 8.08%	168 monthly installments from January 2009	Fiduciary alienation

Other
Eletrobrás
CPFL Paulista	9,046	10,358	RGR + 6.0% to 6.5%	monthly installments up to december 2022	Receivables and promissory notes
CPFL Piratininga	707	925	RGR + 6%	monthly installments up to july 2016	Receivables and promissory notes
RGE	16,264	18,097	RGR + 6%	monthly installments up to july 2016	Receivables and promissory notes
CPFL Santa Cruz	3,381	3,947	RGR + 6%	monthly installments up to april 2018	Receivables and promissory notes
CPFL Leste Paulista	986	1,096	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
CPFL Sul Paulista	1,629	1,837	RGR + 6%	monthly installments up to july 2018	Receivables and promissory notes
CPFL Jaguari	93	109	RGR + 6%	monthly installments up to may 2017	Receivables and promissory notes
CPFL Mococa	383	415	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
Outros	9,774	21,624
Subtotal Brazilian Currency - Cost	6,693,824	5,096,622

Foreign Currency

Financial institutions
CPFL Paulista (6)
Debt Conversion Bond	1,119	2,982	US$ + Libor 6 months + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	5,064	6,298	US$ + 8%	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	16,403	14,570	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	23,734	21,082	US$ + 6%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Subtotal Foreign Currency - Cost	46,320	44,932

Total Measured at cost	6,740,144	5,141,554

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
Banco ABN AMRO Real	-	424,827	Yen +1.49% (3)	1 installment in january 2012	No guarantee
BNP Paribas	195,602	-	US$ + 2.78% (3)	1 installment in june 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	95,259	-	US$ + 2.74% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	94,364	-	US$ + 2.55% (3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
Morgan Stanley	95,086	-	US$ + Libor 6 months + 1.75% (3)	1 installment in september 2016	CPFL Energia guarantee and promissory notes
Bank of America	196,645	-	US$ + 3.69% (3)	1 installment in july 2016	CPFL Energia guarantee and promissory notes
Bank of America	282,012	-	US$ + 2.33% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
Societe Generale	42,106	-	US$ + 3.55% (3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Citibank	95,165	-	US$ + Libor 6 meses + 1.77% (3)	1 installment in september 2016	CPFL Energia guarantee and promissory notes
HSBC	44,782	-	US$ + Libor 6 months + 2.37%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	56,862	-	USD + 2.62% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	188,538	-	USD + 2.52% (3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
Societe Generale	55,249	-	USD + 3.55% (3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Citibank	15,190	-	US$ + Libor 6 months + 1.69%(3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Sumitomo	94,845	-	US$ + Libor 6 months + 1.75%(3)(***)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	118,524	-	US$ + Libor 6 months + 1.69%(3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes

CPFL Leste Paulista
Citibank - Law 4131	8,972	-	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Citibank - Law 4131	8,972	-	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Citibank - Law 4131	8,233	-	US$ + Libor 6 months + 1.52%(3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
CPFL Mococa
Citibank - Law 4131	7,849	-	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	1,704,254	424,827

Total Consolidated	8,444,398	5,566,381

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 143.9% of CDI	(3) 95.50% up 106.85% of CDI
(2) 106.3% of CDI
(6)As certain assets are dollar indexed, a partial swap of R$ 24,268 was contracted, converting the currency variation to 105.95% of the CDI.

(*) Efective rate:
CPFL Paulista and CPFL Piratininga - 98.5% CDI + 2.88%
RGE - 98.5% of CDI + 2.5%a.a.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98.5% CDI + 2.28%

(**) Efective rate:
CPFL Paulista - 99.0% of CDI + 0.5% e CPFL Piratininga - 99.0% of CDI + 2.4%
RGE - 99.0% of CDI + 2.38% p.a.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99.0% CDI + 2.88%

(***) Efective rate:
CPFL Pitatininga - 98.65% of CDI + 0.10%

In conformity with CPCs 38 and 39, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities measured at fair value through profit or loss.

In 2011, the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari raised funds in foreign currency for working capital and recorded them as financial liabilities measured at fair value.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information. At December 31, 2011, the total balance of the debt measured at fair value was R$ 1,704,256 (R$ 424,827  at December 31, 2010), and the amounts corresponding to the amortized cost are as follows:

	2011
	Value at cost				Measured at fair value
Foreign currency	Charges - current and noncurrent	Principal
Measured at fair value		current	noncurrent	Total
CPFL Paulista
BNP Paribas	2,610	-	192,020	194,630	195,602
J.P.Morgan	1,235	-	93,790	95,025	95,259
J.P.Morgan	990	-	93,790	94,780	94,364
Morgan Stanley	610	-	93,790	94,400	95,086
Bank of America	3,288	-	187,580	190,868	196,645
Bank of America	3,114	-	281,370	284,484	282,012
Societe Generale	608	-	40,564	41,172	42,106
Citibank	604	-	93,790	94,394	95,165
HSBC	299	-	45,019	45,319	44,782
	13,357	-	1,121,714	1,135,071	1,141,020
CPFL Piratininga
BNP Paribas	639	-	56,274	56,913	56,862
J.P.Morgan	1,957	-	187,580	189,537	188,538
Societe Generale	798	-	53,226	54,024	55,249
Citibank	115	-	15,007	15,122	15,190
Sumitomo	715	-	93,415	94,130	94,845
	4,224	-	405,502	409,726	410,684
CPFL Geração
Citibank	903	-	117,237	118,140	118,526
CPFL Sul Paulista
Citibank	54	-	8,939	8,993	8,972
CPFL Leste Paulista
Citibank	54	-	8,939	8,993	8,972
CPFL Mococa
Citibank	47	-	7,821	7,868	7,849
CPFL Jaguari
Citibank	59	-	8,178	8,237	8,233

	18,698	-	1,678,330	1,697,028	1,704,256

The changes in the fair values of these debts are recognized in the financial income (expense) of the Company and its subsidiaries. The losses of R$ 7,359 (gain of R$ 4,965 at December 31, 2010) obtained by marking the debts to market together with the effects of R$ 1,241 (loss of R$ 7,607 at December 31, 2010)of marking to market the derivative financial instruments contracted as a hedge against exchange variations (Note 32), resulting in a total loss of R$ 8,600 (R$ 2,642  at December 31, 2010).

Main fund-raising in the year:

Brazilian currency

BNDES – Investment:

FINEM V (CPFL Paulista) – The subsidiary received approval for financing of R$ 291,043 from the BNDES in 2010, part of a FINEM credit line, to be invested in implementation of the investment plan for the second half-year of 2010 and for 2011. R$ 129,030 was released in 2011.  There will be a final release in the first quarter of 2012 (at the time of the final results for 2011) and any outstanding balance will be cancelled.

FINAME (CPFL Paulista) – The subsidiary obtained approval for financing of R$ 92,183 from the BNDES in 2009, part of a FINAME credit line, to be invested in acquisition of equipment for the Electricity System in 2010 and 2011. The amount of R$ 31,468 was received in 2011 and the outstanding balance of R$ 24,123 was cancelled. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

FINEM IV (CPFL Piratininga) – The subsidiary received approval for financing from the BNDES in 2010, of R$ 165,621 part of a FINEM credit line, to be used for the implementation of the investment plan for the second half-year of 2010 and for 2011. R$ 75,596 was released in 2011.  There will be a final release in the first quarter of 2012 (at the time of the final results for 2011) and any outstanding balance will be cancelled.

FINAME (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 48,116 from the BNDES in 2009, part of a FINAME credit line, to be invested in acquisition of equipment for the Electricity System in 2010 and 2011. In 2011, the subsidiary received the amount of R$ 9,133 and the outstanding balance of R$ 16,116 was cancelled. The interest will be paid quarterly, and amortized monthly from January 15, 2012

FINEM V (RGE) – The subsidiary received approval for financing of R$ 167,861 from the BNDES in 2010, part of a FINEM credit line, to be invested in implementation of the investment plan for the second half-year of 2010 and for 2011. The subsidiary received the amount of R$ 62,132 during the year. There will be a final release in the first quarter of 2012 (at the time of the final results for 2011) and any outstanding balance will be cancelled.

FINAME (RGE) – The subsidiary received approval for financing of R$ 32,419 from the BNDES in 2009, part of a FINAME credit line, to be invested in acquisition of equipment for the Electricity System in 2010 and 2011. The amount of R$ 11,211 was received in 2010 and the outstanding balance will be cancelled. The interest is paid quarterly, and amortized monthly from January 15, 2012.

FINAME I (CPFL Renováveis)  – CPFL Renováveis had these financing transactions with the BNDES, consolidated in the Company’s financial statements as from August 1, 2011 (Notes 1 and 13).

FINEM III / FINAME I (CPFL Renováveis) – In 2010, the subsidiaries CPFL Geração and CPFL Brasil obtained approval for financing from the BNDES of R$ 574,098 and R$ 398,547, respectively, which will be used for the indirect subsidiaries Santa Clara I to VI and Eurus VI and CPFL Bio Formosa, CPFL Bio Pedra, CPFL Bio Ipê and CPFL Bio Buriti. The amount of R$ 587,894 was released in 2011 and the outstanding amount of R$ 384,751 is scheduled for release by April 2013. As a result of the corporate restructuring described in Notes 1 and 13, these debts have been recorded in the subsidiary CPFL Renováveis since August 1, 2011.

FINEM IV (CPFL Renováveis) - The indirect subsidiary Santa Luzia, acquired in the context of the business combinations described in Note 13, had these transactions with the BNDES, which have been consolidated in the Company`s financial statements since December 2011.

FINEM (Epasa) – In August 2011, the indirect subsidiary EPASA signed a financing agreement of R$ 203,343 (R$ 107,263 in proportion to the Company’s participation) with the BNDES for the construction of the Termoparaíba and Termonordeste thermoelectric power plants. The amount of R$ 194,400 (R$ 102,546 in proportion to the Company’s participation) was released in 2011. The principal and interest will be paid monthly until August 2024.

BNB – Investment (EPASA) – In December 2009, the indirect subsidiary EPASA contracted a loan of R$ 214,278 (R$ 113,032 in proportion to the Company's participation) from Banco Nordeste do Brasil – BNB, to be invested in the construction of the Termoparaíba and Termonordeste thermoelectric power plants. The amount of R$ 19,163 was released in 2011 (R$ 10,109 in proportion to the Company’s participation). The outstanding balance of R$ 4,676 was cancelled. The interest will be paid quarterly to December 2012 and monthly from January 2013. There are no restrictive covenants for this financing agreement.

Financial institutions:

Banco do Brasil – Working capital (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari) - these subsidiaries obtained approval for financing of working capital, of which a total amount of R$ 267,870 was released (R$ 261,504 net of costs) in 2011. The interest will be capitalized monthly and amortized together with the installments of the principal.

Banco Alfa (Foz do Chapecó) – a credit line of R$ 50,000 (R$ 25,500 in proportion to the Company’s participation) was obtained from Banco Alfa in 2011, to reinforce working capital.

Bank of America Merrill Lynch, Banco BNP Paribás, Banco J.P Morgan, Banco Société Générale, Banco Citibank, Banco Morgan Stanley, Banco HSBC and Banco Sumitomo – Working Capital (CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari) – These subsidiaries obtained approval for foreign currency working capital financing, of which R$ 1,418,155 (R$ 1,338,306 net of costs) was released in 2011, to cover working capital. The interest will be paid half-yearly and the principal will be paid by September 2016.

The maturities of the principal long-term balances of loans and financing, taking into consideration only the amounts recorded at cost, are scheduled as follows:

Maturity	Consolidated
2013	955,186
2014	1,759,874
2015	1,232,762
2016	1,097,396
2017	401,302
After 2017	1,928,708
Subtotal	7,375,228
Marking Market	7,227
Total	7,382,455

The main financial rates used for restatement of loans and financing and the breakdown of the indebtedness in local and foreign currency, taking into consideration the effects of translation of the derivative instruments, are shown below:

			Consolidated
	Accumulated		% of debt
Index	2011	2010	2011	2010
IGP-M	5.10	11.32	0.31	0.77
UMBND	12.86	3.76	1.12	1.69
TJLP	6.00	6.00	52.87	58.23
CDI	11.59	9.75	19.78	33.80
DOLLAR	1.88	1.67	20.74	-
Other			5.19	5.53
			100	100

RESTRICTIVE COVENANTS

BNDES:

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Mococa, CPFL Jaguari, CPFL Leste Paulista and CPFL Sul Paulista to: (i) not paying dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend laid down by law without  complying with all the contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, as follows:

CPFL Paulista

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.90.

CPFL Piratininga

•         Net indebtedness divided by EBITDA – maximum of 2.5;

•         Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80.

RGE

•         Net indebtedness divided by EBITDA – maximum of 2.5;

•         Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.5.

CPFL Geração

The loans from the BNDES raised by the subsidiary CERAN and the jointly-owned subsidiaries ENERCAN, BAESA and Foz do Chapecó establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

There is also a restrictive clause for the loan of the indirect subsidiary EPASA from the BNDES, under the FINEM system, in respect of the debt coverage ratio of 1.1.  If this is not complied with, the distribution of dividends higher than the minimum mandatory dividend is prohibited until the index is complied with.

CPFL Renováveis

The main restrictive clauses of the FINEM I loans from the BNDES are:

i)        Debt coverage ratio of 1.2 during the amortization period;

ii)       Own capitalization ratio of 25% or more during the amortization period

Banco do Brasil – Working Capital

•         Net indebtedness divided by EBITDA – maximum of 3.0.

Foreign currency loans - Bank of America, BNP Paribás, J.P Morgan, Société Générale, Citibank, Morgan Stanley, HSBC and Sumitomo

The foreign currency loans from the Bank of America, BNP Paribás, J.P Morgan, Société Générale, Citibank, Morgan Stanley, HSBC and Sumitomo banks are subject to certain restrictive conditions, and include clauses that require the subsidiaries that obtained the loans to maintain certain financial ratios within pre-established parameters.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Financial Income (Expense) – minimum of 2.25.

Other loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default).

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the management, these restrictive covenants and clauses are being adequately complied with.

(18)  DEBENTURES

		Consolidated
		2011				2010
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue	Single series	16,403	150,000	300,000	466,403	15,529	-	450,000	465,529

CPFL Paulista
3rd Issue	Single series	3,846	213,333	213,333	430,513	5,925	213,333	426,667	645,925
4th Issue	Single series	-	-	-	-	6,323	109,601	-	115,924
5th Issue	Single series	4,704	-	482,363	487,067	-	-	-	-
		8,551	213,333	695,696	917,580	12,248	322,934	426,667	761,849
CPFL Piratininga
1st Issue	1st Series	-	-	-	-	10,733	200,000	-	210,733
3rd Issue	Single series	7,310	-	259,129	266,439	7,013	-	258,868	265,881
4th Issue	Single series	-	-	-	-	1,845	-	278,043	279,888
5th Issue	Single series	1,555	-	159,405	160,960	-	-	-	-
		8,865	-	418,534	427,399	19,591	200,000	536,911	756,502
RGE
2nd Issue	1st Series	-	-	-	-	2,019	28,370	-	30,389
3rd Issue	1st Series	609	33,333	33,333	67,275	939	33,333	66,667	100,939
	2nd Series	7,950	46,667	46,667	101,284	7,721	46,667	93,333	147,721
	3rd Series	1,848	13,333	13,333	28,514	1,824	13,333	26,667	41,824
	4th Series	1,226	16,667	16,667	34,560	1,335	16,667	33,333	51,335
	5th Series	1,226	16,667	16,667	34,560	1,335	16,667	33,333	51,335
4th Issue	Single series	-	-	-	-	10,633	184,623	-	195,256
5th Issue	Single series	680	-	69,699	70,379	-	-	-	-
		13,539	126,667	196,366	336,572	25,806	339,660	253,333	618,799
CPFL Santa Cruz
1st Issue	Single series	454	-	64,694	65,148	-	-	-	-

CPFL Leste Paulista
1st Issue	Single series	-	-	-	-	1,400	23,965	-	25,365

CPFL Sul Paulista
1st Issue	Single series	-	-	-	-	926	15,979	-	16,905

CPFL Jaguari
1st Issue	Single series	-	-	-	-	583	9,983	-	10,566

CPFL Brasil
1st Issue	Single series	-	-	-	-	9,545	164,728	-	174,273
2nd Issue	Single series	12,940	-	1,315,580	1,328,520	-	-	-	-

CPFL Geração
2nd Issue	Single series	-	-	-	-	24,327	424,266	-	448,593
3rd Issue	Single series	7,423	-	263,137	270,560	7,121	-	263,137	270,258
4th Issue	Single series	6,666	-	677,527	684,193	-	-	-	-
		14,089	-	940,664	954,753	31,448	424,266	263,137	718,851
EPASA
2nd Issue	Single series	-	-	-	-	-	-	204,406	204,406
3rd Issue	Single series	3,670	5,480	62,364	71,514	-	-	-	-
BAESA
	1st Series	299	3,150	11,812	15,261	357	3,165	15,030	18,552
	2nd Series	245	2,584	9,691	12,520	294	2,569	12,207	15,070
		544	5,734	21,503	27,781	651	5,734	27,237	33,622
Enercan	1st Series	281	3,616	47,009	50,906	339	2,709	50,623	53,671
CPFL Renováveis
1st Issue	Single series	4,214	26,355	486,241	516,810	-	-	-	-
		83,552	531,186	4,548,651	5,163,388	118,066	1,509,958	2,212,314	3,840,338

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue	Single series	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
3rd Issue	Single series	64,000	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee
4th Issue	Single series	175,000	110.3% of CDI	110.3% CDI + 0.79%	2 annual installments from July 2010	CPFL Energia guarantee
5th Issue	Single series	4,840	CDI +1.30%	CDI + 1.40%	1 single installment in June 2016	CPFL Energia guarantee

CPFL Piratininga
1st Issue	1st Series	40,000	104.0% of CDI	104.0% CDI + 0.16%	2 annual installments from January 2010	CPFL Energia guarantee
3rd Issue	Single series	260	107.0% of CDI	107.0% CDI + 0.67%	April 1st, 2015	CPFL Energia guarantee
4th Issue	Single series	280	109.09% of CDI	109.09% CDI + 0.83%	December 10, 2013	CPFL Energia guarantee
5th Issue	Single series	1,600	CDI + 1.30%	CDI + 1.41%	June, 1, 2016	CPFL Energia guarantee

RGE
2nd Issue	1st Series	2,620	IGP-M + 9.6%	IGP-M + 9.73%	April 1st, 2011	Unsecured
3rd Issue	1st Series	1	CDI + 0.60% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd Series	1	CDI + 0.60% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd Series	1	CDI + 0.60% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
4th Issue	Single series	185,000	110.30% of CDI	110.3% CDI + 0.82%	July 1st, 2011	Unsecured
5th Issue	Single series	700	CDI + 1.30%	CDI + 1.43%	June, 1, 2016	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.40%	CDI + 1.52%	June 11, 2018	CPFL Energia guarantee

CPFL Leste Paulista
1st Issue	Single series	2,400	111.90% of CDI	111.9% CDI + 0.65%	1 installment in July 2011	CPFL Energia guarantee

CPFL Sul Paulista
1st Issue	Single series	1,600	111.00% of CDI	111% CDI + 0.6%	1 installment in July 2011	CPFL Energia guarantee

CPFL Jaguari
1st Issue	Single series	1,000	111.90% of CDI	111.9% CDI + 0.79%	1 installment in July 2011	CPFL Energia guarantee

CPFL Brasil
1st Issue	Single series	16,500	111% of CDI	111% CDI + 0.57%	1 installment in July 2011	CPFL Energia guarantee
2nd Issue	Single series	13,200	CDI + 1.40%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
2nd Issue	Single series	425,250	109.8% of CDI	109.8% CDI + 0.58%	1 installment in July 2011	CPFL Energia guarantee
3rd Issue	Single series	264	107.0% of CDI	107.0% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
4th Issue	Single series	6,800	100% do CDI + 1.40% p.a.	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee

EPASA
2nd Issue	Single series	270	111% of CDI	111% of CDI + 0.49%	12 monthly installments from January 2012	CPFL Energia guarantee
3rd Issue	Single series	130	113.5% of CDI	113.5% + 0.189%	48 monthly installments from September 2012	CPFL Energia guarantee
BAESA
	1st Series	9,000	CDI + 0.3%	CDI + 0.43%	Quarterly with settlement in August 2016	Letters of guarantee
	2nd Series	8,100	CDI + 0.4%	106% CDI + 0.12%	Annual with settlement in August 2016	Letters of guarantee

Enercan	1st Series	110	100% of CDI + 1.25% p.a	111.10% do CDI	Quarterly with settlement in December 2025	No guarantees
CPFL Renováveis
1st Issue	Single series	528,649,076	TJLP + 1.00%	TJLP + 1.00% + 0.22%	39 consecutive semi-annual installments from 2009	Fiduciary

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 104.4% of CDI			(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI			(4) 104.9% of CDI

Interest

Interest on the debentures will be paid half yearly, except for the 1st series of the jointly-owned subsidiary BAESA, which will be paid quarterly.

The maturities of the long-term balance of debentures are scheduled as follow:

Maturity	Consolidated
2013	546,961
2014	207,154
2015	579,420
2016	761,716
2017	1,063,313
After 2017	1,390,087
Total	4,548,651

Fundraising during the year

In 2011, the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and EPASA subscribed and paid up registered, book entry, single series, unsecured debentures not convertible into shares, with an additional fidejussory guarantee.  The funds will be used to refinance the debts maturing in 2011, to reinforce working capital and for investment plans.  Interest is payable on the debentures half-yearly from the issue date.  Details of the issue are provided below:

Subsidiaries	Number of debentures	Unit per value R$ thousand	Total amount raised R$ thousand	Amount raised, net of issuance costs R$ thousand
CPFL Paulista	4,840	100	484,000	482,165
CPFL Piratininga	1,600	100	160,000	159,324
RGE	700	100	70,000	69,666
CPFL Santa Cruz	650	100	65,000	64,670
CPFL Geração	6,800	100	680,000	677,305
CPFL Brasil	13,200	100	1,320,000	1,315,301
Epasa	130	100	130,000	129,524
Total			2,909,000	2,897,955

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

CPFL Paulista

3rd issue

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

5th issue

Maintenance by the Company of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25

CPFL Piratininga

3rd issue

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

5th issue

Maintenance by the Company of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

RGE

3rd issue

There are no restrictive clauses

5th issue

Maintenance by the Company of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

CPFL Geração

3rd issue

Maintenance by the Company of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.0;

4th issue

Maintenance by the Company of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

CPFL Brasil

Maintenance by the Company of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

CPFL Santa Cruz

Maintenance by the Company of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

BAESA

•            Total indebtedness– restricted to 75% of its total assets.

CPFL Renováveis

The debentures of the indirect subsidiary Jantus are subject to restrictive clauses in respect of establishing liens and additional indebtedness, distribution of dividends and changes to their shareholding structure.

Certain debentures of subsidiaries and jointly-owned subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations (cross default).

In the opinion of the management of the Company and its subsidiaries and jointly-owned subsidiaries, these restrictive covenants and clauses are being adequately complied with.

(19)  PRIVATE PENSION FUND

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social – ELETROCEEE and Bradesco Vida e Previdência, the subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees.

19.1 – Characteristics

- CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista is a Mixed Benefit Plan, with the following characteristics:

a)     Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

b)    Mixed model, as from November 1, 1997, which covers:

•    benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes  responsibility for Plan’s actuarial deficit, and

•    scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

As a result of modification of the Retirement Plan in October 1997, a liability was recognized as payable by the subsidiary CPFL Paulista in relation to the plan deficit calculated by the external actuaries of Fundação CESP.  The liability, to be settled in 260 installments (240 monthly and 20 annual installments) plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV), is amortized on a monthly basis. Under the Contractual Amendment signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation at December 31, 2011 is R$ 452,756 (R$ 479,877 in 2010). The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- CPFL Piratininga

As a result of the spin-off of Bandeirante Energia S.A. (the subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the spin-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the Supplementary Welfare Office – “SPC”, approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time (including the accumulated time up to March 31, 1998). The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998.  This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments (240 monthly and 20 annual installments), amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, as of December 31, 2007, with final maturity on May 31, 2026. The balance of the obligation at December 31, 2011 is R$ 126,669 (R$ 133,170 in 2010). The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

- CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

- CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

- CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, in relation to the plan deficit calculated by the external actuaries of Fundação CESP, to be amortized in 260 installments (240 monthly and 20 annual installments), plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation at December 31, 2011 is R$ 8,972 (R$ 9,571 in 2010). The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

19.2 – Changes in the defined benefit plans

	2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liabilities	RGE	Total assets
Present value of actuarial liabilities	3,505,727	884,091	76,649	4,466,467	234,457	234,457
Fair value of plan's assets	(3,236,676)	(839,877)	(80,058)	(4,156,611)	(218,799)	(218,799)
Present value of liabilities (fair value of assets), net	269,051	44,214	(3,409)	309,856	15,658	15,658
Adjustments due to deferments allowed Unrecognized actuarial gains/(losses)	83,371	33,768	11,308	128,447	(19,074)	(19,074)
Net actuarial Liabilities (assets) recognized on balance sheet	352,422	77,982	7,899	438,303	(3,416)	(3,416)

	2010
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liabilities	RGE	Total assets
Present value of actuarial liabilities	3,088,723	784,933	67,543	3,941,199	207,759	207,759
Fair value of plan's assets	(2,987,448)	(785,231)	(70,177)	(3,842,856)	(245,537)	(245,537)
Present value of liabilities (fair value of assets), net	101,275	(298)	(2,634)	98,343	(37,778)	(37,778)
Adjustments due to deferments allowed Unrecognized actuarial gains/(losses)	368,348	111,872	14,086	494,306	31,978	31,978
Net actuarial Liabilities (assets) recognized on balance sheet	469,623	111,574	11,452	592,649	(5,800)	(5,800)

The changes in present value of the actuarial obligations and the fair values of the plan assets are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total Liabilities
Present value of actuarial liabilities at December 31, 2010	3,088,723	784,933	67,543	207,759	4,148,958
Gross current service cost	1,043	3,781	136	1,221	6,181
Interest on actuarial obligation	304,730	77,929	6,673	20,742	410,074
Participants' contributions transferred during the year	65	1,472	13	701	2,251
Actuarial (Gain)/loss	358,544	67,610	7,474	14,784	448,412
Benefits paid during the year	(247,378)	(51,634)	(5,190)	(10,750)	(314,952)
Present value of actuarial liabilities at December 31, 2011	3,505,727	884,091	76,649	234,457	4,700,924

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total Assets
Current value of actuarial assets at December 31, 2010	(2,987,448)	(785,231)	(70,177)	(245,537)	(4,088,393)
Expected return during the year	(369,344)	(97,889)	(8,706)	(22,423)	(498,362)
Participants' contributions transferred during the year	(65)	(1,472)	(13)	(701)	(2,251)
Sponsors' contributions	(48,900)	(14,965)	(1,071)	(4,072)	(69,008)
Actuarial (gain)/loss	(78,297)	8,046	(5,281)	43,184	(32,348)
Benefits paid during the year	247,378	51,634	5,190	10,750	314,952
Current value of actuarial assets at December 31, 2011	(3,236,676)	(839,877)	(80,058)	(218,799)	(4,375,410)

19.3 Changes in the assets and liabilities recognized:

The changes in net liabilities are as follows:

	2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total Liabilities	RGE	Total Assets
Actuarial liabilities /(assets) at the beginning of the year	469,623	111,574	11,452	592,649	(5,800)	(5,800)
Expense (Income) recognized in income statement	(68,301)	(18,627)	(2,482)	(89,410)	6,456	6,456
Sponsors' contributions transferred during the year	(48,900)	(14,965)	(1,071)	(64,936)	(4,072)	(4,072)
Actuarial liabilities /(assets) at the end of the year	352,422	77,982	7,899	438,304	(3,416)	(3,416)
Other contributions	14,090	318	77	14,484	-	-
Subtotal	366,512	78,300	7,976	452,788	(3,416)	(3,416)
Other contributions RGE	-	-	-	2,536
Total liabilities	366,512	78,300	7,976	455,324

Current				40,695		-
Noncurrent				414,629		3,416

	2010
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total Liabilities	RGE	Total Assets
Actuarial liabilities /(assets) at the beginning of the year	591,712	141,964	13,774	747,450	(9,725)	(9,725)
Expense (Income) recognized in income statement	(70,769)	(14,068)	(1,192)	(86,029)	5,400	5,400
Sponsors' contributions transferred during the year	(51,320)	(16,322)	(1,130)	(68,772)	(1,475)	(1,475)
Actuarial liabilities /(assets) at the end of the year	469,623	111,574	11,452	592,649	(5,800)	(5,800)
Other contributions	13,875	375	177	14,427	-	-
Subtotal	483,498	111,949	11,629	607,076	(5,800)	(5,800)
Other contributions RGE	-	-	-	3,905
Total liabilities	483,498	111,949	11,629	610,980

Current				40,103		-
Noncurrent				570,877		5,800

19.4 Recognition of income and expense of private pension fund:

The external actuary’s estimate of the expense and/or revenue to be recognized in 2012 and the revenue recognized in 2011 is as follows:

	Estimated 2012
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Cost of service	1,186	4,349	144	1,176	6,855
Interest on actuarial obligations	350,009	88,813	7,663	23,599	470,084
Expected return on plan assets	(361,169)	(96,434)	(8,978)	(26,429)	(493,010)
Amortization of unrecognized actuarial gains	-	-	(268)	-	(268)
Total income	(9,974)	(3,272)	(1,439)	(1,654)	(16,339)

	Realized 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Cost of service	1,044	3,781	136	1,221	6,182
Interest on actuarial obligations	304,732	77,929	6,673	20,742	410,076
Expected return on plan assets	(369,344)	(97,889)	(8,706)	(22,423)	(498,362)
Amortization of unrecognized actuarial gains	(4,733)	(2,448)	(585)	-	(7,766)
Recognition of the asset (limited to paragraph 58-b of CPC 33)	-	-	-	6,916	6,916
Total Expense (Income)	(68,301)	(18,627)	(2,482)	6,456	(82,954)

Since the changes in the RGE plan indicate the need to recognize an asset, and the amount to be recognized is restricted to the present value of the economic rewards available at the time, recognition in 2012 will require analysis of the possibility of recovery of the asset at the end of the year.

The principal assumptions taken into consideration in the actuarial calculations at the balance sheet date were:

	CPFL Paulista. CPFL Piratininga e CPFL Geração		RGE

	2011	2010	2011	2010

Nominal discount rate for actuarial liabilities:	10.35% p.a.	10.24% p.a.	10.35% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	10.24% p.a.	11.28% p.a.
Estimated Rate of nominal salary increase:	6.69% p.a.	6.08% p.a.	6.69% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing
nominal rates above)	4.60% p.a.	4.0% p.a.	4.6% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)

Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 11.51% p.a. and CPFL Piratininga 11.72% p.a (**) CPFL Paulista and CPFL Geração 12.73% p.a. and CPFL Piratininga 12.71% p.a

19.5 Plan assets

The following table shows the allocation (by asset segment) of the assets of the CPFL group pension plans, managed by Fundação CESP, at December 31, 2011 and 2010. It also shows the distribution of the collateral resources established as a target for 2012, in the light of the macroeconomic scenario in December 2011.

	December 31,		Target
	2011	2010	2012
Fixed rate	68%	69%	68%
Shares	27%	27%	27%
Real state	3%	2%	3%
Other	2%	2%	2%
Total	100%	100%	100%

The allocation target for 2012 was based on the recommendations for allocation of assets made at the end of 2011 by Fundação CESP, in its Investment Policy. This target may change at any time during 2012, in the light of changes in the macroeconomic situation or in the return on assets, among other factors.

Fundação CESP’s asset management aims to maximize the return on investments, while seeking to minimize the risks of an actuarial deficit. Investments are therefore always made bearing in mind the liabilities that have to be honored. One of the main tools used by Fundação CESP to achieve its management objectives is ALM (Asset Liability Management – Joint Management of Assets and Liabilities), performed at least once a year, for a horizon of more than 10 years. ALM also assists in studying the liquidity of the pension plans, taking into consideration the benefit payment flow in relation to liquid assets.

The basis for determining the assumptions of estimated general return on the assets is supported by ALM. The main assumptions are macroeconomic projections for calculating the anticipated long-term profitability, taking into account the current benefit plan portfolios. ALM processes the ideal average long-term allocation of the plan’s assets and the estimated profitability in the long term is based on this allocation and on the assumptions of the assets’ profitability.

Investment risk

Brazilian pension funds are subject to restrictions on investments in foreign assets. The major part of the resources of the Company’s benefit plans is invested in the fixed income segment and, within this segment, the greater part of the funds is invested in federal government bonds, indexed to the IGP, which is the index for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans).

Management of the Company’s benefit plans is monitored by the Investment and Pension Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company.  Among the duties of the Committee are the analysis and approval of investment recommendations made by the Fundação CESP investment managers.

In addition to controlling market risks by the unplanned divergence methodology, as required by law, Fundação CESP uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

Fundação CESP's Investment Policy imposes additional restrictions (beyond those established by law) which define the percentage of ‘diversification for investments in assets issued or underwritten by the same legal entity, internally

(20)  REGULATORY CHARGES

	Consolidated
	2011	2010
Fee for the Use of Water Resources	3,591	4,452
Global Reverse Fund - RGR	28,060	16,484
ANEEL Inspection Fee	2,495	2,285
Fuel Consumption Account - CCC	65,121	58,288
Energy Development Account - CDE	45,879	42,033
Total	145,146	123,541

(21)  TAXES AND CONTRIBUTIONS

	Consolidated
	2011	2010
Current
ICMS (State VAT)	300,518	247,891
PIS (Tax on Revenue)	12,446	13,563
COFINS (Tax on Revenue)	59,429	63,668
IRPJ (Corporate Income Tax)	71,531	86,853
CSLL (Social Contribution Tax)	18,589	22,280
Other	20,515	20,993
Total	483,028	455,248

Noncurrent
COFINS (Tax on Revenue)	165	960
Total	165	960

(22)  PROVISION FOR CONTINGENCIES AND JUDICIAL DEPOSITS

	Consolidated
	2011		2010
	Reserve for contingencies	Escrow Deposits	Reserve for contingencies	Escrow Deposits
Labor
Various	43,850	191,221	39,136	147,056

Civil
General Damages	13,114	122,252	11,126	75,033
Tariff Increase	8,948	4,419	10,813	9,200
Other	6,423	448	5,904	1,516
	28,485	127,119	27,843	85,750
Tax
FINSOCIAL	18,930	53,964	18,714	53,322
Income Tax	82,061	660,222	73,401	539,601
Interest on Shareholders’ Equity - PIS and COFINS	11,713	11,713	10,666	10,666
PIS and COFINS - Non-Cumulative Method	91,477	-	87,672	-
Other	44,580	68,370	29,059	39,143
	248,761	794,268	219,513	642,732

Other	17,027	16,008	4,773	15,148

Total	338,121	1,128,616	291,265	890,685

The changes in the provisions for contingencies and judicial deposits are shown below:

	Consolidated
	December 31, 2010	Addition	Reversal	Payment	Monetary Restatement	Business Combination	Other	December 31, 2011
Labor	39,136	17,868	(3,586)	(9,940)	-	372	-	43,850
Civil	27,843	16,653	(6,438)	(9,574)	-	-	-	28,485
Tax	219,513	18,284	(269)	-	10,444	93	695	248,761
Other	4,773	13,950	-	(1,743)	47	-	-	17,027
Reserve for Contingencies	291,265	66,755	(10,293)	(21,257)	10,491	465	695	338,121
Escrow Deposits	890,685	192,881	(8,064)	(12,113)	64,516	12	699	1,128,616

The provisions for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is more likely than not in the opinion of the legal advisers and the management of the Company and its subsidiaries.

The principal pending issues relating to litigation, legal cases and tax assessments are summarized below:

a)            Labor: The main labor suits relate to claims filed by former employees or unions for additional salary payments (overtime, salary parity, severance payments and other claims).

b)            Civil:

Bodily injury - mainly  refer to claims for indemnities relating to accidents in the subsidiaries' electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase: Corresponds to various claims by industrial consumers as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c)            Tax

FINSOCIAL - relates to legal challenges of the rate increase and collection of FINSOCIAL during the period June 1989 to October 1991.

Income Tax – The provision of R$ 61,852 (R$ 53,356 in 2010) recognized by the subsidiary CPFL Piratininga refers to the lawsuit in relation to the tax deductibility of CSLL in determination of corporate income tax - IRPJ.

PIS and COFINS - JCP - in 2009, the Company dropped its suit  disputing PIS and COFINS charged on Interest on shareholders’ equity  received, and paid the amounts in question, taking advantage of the benefits granted in Law n° 11,941/09 (REFIS IV), that is, an amnesty on the fine and legal charges and a reduction in interest. The Company is awaiting finalization of the legal procedures in order to offset the escrow deposits of the amounts.

PIS and COFINS – Non-cumulative method – refers to the tax disputes in relation to the non-cumulative levying of PIS and COFINS on certain sector charges.

Other - tax - Refers to other suits in progress at the judicial and administrative levels resulting from of the subsidiaries' operations, in relation to INSS, FGTS and SAT tax issues.

d)            Possible losses - the Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at December 31, 2011, were as follows: (i) labor R$ 340,833 (R$ 341,608 in 2010); (ii) R$ 553.648 in civil cases, related mainly to bodily injury, environmental impact and tariff increases (R$ 604,603 in 2010); and (iii) R$ 967,952 in tax claims, principally Income tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 823,872 in 2010).

Based on the opinion of their legal advisers, Management of the Company and its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in a significant impact on future earnings.

Judicial deposits – income tax: of the total amount of R$ 660,222, R$ 581,721 (R$ 483,355 at December 31, 2010) refers to the dispute on the deductibility for federal tax purposes of expense recognized in 1997 in respect of the welfare deficit of the subsidiary CPFL Paulista's employees’ pension plan in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. On consulting the Brazilian Federal Revenue Office, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. As a result of this measure, the subsidiary was assessed by the tax inspectors and, as a condition for continuing the discussions in two cases, court decisions required deposits in guarantee. In 2011, the subsidiary added an amount of R$ 53,933 to the deposit. The deductibility resulted in other assessments and in order to be able to continue the discussions, the subsidiary offered collateral in the form of bank guarantees amounting to R$ 272,026. Based on the updated position of the legal counsel in charge of the case, the risk of loss continues to be classified as remote.

(23)  PUBLIC UTILITIES

Consolidated
Companies	2011	2010	Number of remaining installments	Interest rates
CERAN	75,472	71,987	290	IGP-M + 9.6% p.a.
ENERCAN	10,782	9,884	281	IGP-M + 8% p.a.
BAESA	57,734	52,865	293	IGP-M + 8% p.a.
Foz do Chapecó	325,676	312,183	301	IGP-M / IPC-A + 5.3% p.a.
TOTAL	469,664	446,919

Current	28,738	17,287
Noncurrent	440,926	429,632

(24)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	2011	2010	2011	2010
Consumers and Concessionaires	66,284	63,635	-	-
Energy Efficiency Program - PEE	122,601	63,698	4,369	32,039
Research & Development - P&D	139,247	110,418	22,370	29,680
National Scientific and Technological Development Fund - FNDCT	4,014	3,077	-	-
Energy Research Company - EPE	1,648	1,206	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	74,292	11,030	2,812	7,418
Provision for environmental expenditure	35,617	11,685	80,272	2,455
Payroll	14,609	6,722	-	-
Profit sharing	42,058	36,296	5,366	-
Collections agreement	70,096	56,260	-	-
Guarantees	-	-	26,605	45,831
Business Combination	174,136	-	-	-
Other	68,736	46,843	14,866	5,950
Total	813,338	410,869	174,410	141,124

Consumers and concessionaires: refers to liabilities in connection with bills paid twice and adjustments to billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program.  Liabilities to concessionaires refer principally to transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga.

Research and Development and Energy Efficiency Programs:  The subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of Net Operating Revenue), but not yet invested in the Research and Development and Energy Efficiency Programs.  These amounts are subject to monthly restatement at the SELIC rate, to realization.

Advances: the balance included the amount of R$ 62,293 in relation to advance billing by the subsidiaries of CPFL Renováveis.

Provision for environmental expense: in noncurrent, the amount of R$ 79,281 refers to provisions recorded by the indirect subsidiary CPFL Renováveis in relation to socio-environmental licenses and as a result of events that have already occurred. Such costs are provisioned against fixed assets while the projects are under construction, and recognized directly in profit or loss after start-up.

Profit-sharing: in conformity with a collective labor agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on achievement of operating and financial targets established in advance.

Accounts payable business combinations:  The amount of R$ 174,136 is registered in the consolidated statements by the indirect subsidiary CPFL Renováveis in relation to the purchase of wind generation projects and the Santa Luzia SHP.

(25)  SHAREHOLDER’S EQUITY

The shareholders’ participations in the Company’s equity as of December 31, 2011 and 2010 are shown below:

	Number of shares
	2011		2010
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	245,897,454	25.55	122,948,720	25.55
BB Carteira Livre I FIA	298,467,458	31.02	149,233,727	31.02
Energia São Paulo FIP	102,756,048	10.68	-	-
Bonaire Participações S.A.	18,670,990	1.94	60,713,511	12.62
BNDES Participações S.A.	81,053,460	8.42	40,526,739	8.42
Brumado Holdings S.A.	34,502,100	3.59	17,251,048	3.59
Antares Holding LTDA	16,039,720	1.67	8,019,852	1.67
Board Members	212	-	112	-
Executive Officers	49,980	-	2,824	-
Other	164,836,838	17.13	82,440,597	17.13
Total	962,274,260	100.00	481,137,130	100.00

25.1 - Share reverse split and split

As disclosed in the Relevant Facts of March 28 and April 28, 2011, and Notice to the Shareholders of May 10, 2011, the common shares in the Company were grouped, at a proportion of 10 (ten) to 1 (one), with simultaneous splitting of each grouped share, at a proportion of 1 (one) to 20 (twenty), allowing a period of 60 days for the shareholders to adjust their stock positions on the BM&FBovespa S.A.

The resulting shares were allocated and distributed to the holders of the shares on July 4, 2011.

The share grouping and split did not involve changes to financial resources.

The fractions of shares of the shareholders who opted not to adjust their positions were identified, separated and grouped by whole numbers, and sold by auction on the BM&FBovespa.

25.2 Corporate restructuring of the shareholder Bonaire Participações S.A.

•     On August 17, 2011, in a Notice to the Market, Energia São Paulo Fundo de Investimento em Participações (“Fund”) advised that, as a result of a capital decrease of the company Bonaire Participações S.A., by delivery of assets of its majority shareholder, the Fund now holds 102,756,048 common shares issued by the Company.  The Fund and Bonaire, in which it is the majority shareholder, now jointly hold 121,427,038 of the Company’s common shares.

Accordingly, Bonaire and the Fund now jointly exercise the rights and obligations arising therefrom, and should accordingly be regarded as a single shareholder of the Company.

•     On November 25, 2011, a Notice to the Market communicated the decrease of R$ 86,412 in the capital of Bonaire, without cancellation of shares. On January 26, 2012, the period for opposition from creditors having elapsed, the capital was decreased by handing over 12,362,202 of the Company’s shares to the Fund. The Fund therefore now holds the total of 115,118,250 of the company’s common shares as of that date.

25.3 - Capital Reserve

Refers to:

(i) profits on the sale of treasury shares, resulting from shareholders exercising their right to withdraw at the time of the incorporation of the shares of minority shareholders in November 2005.

(ii) as mentioned in Note 13, the amount of R$ 229,940 was recorded as a result of the business combination of CPFL Renováveis.

25.4 - Profit Reserve

 Comprises the amount of R$ 495,185.

25.5 – Revaluation reserve – deemed cost

Refers to recognition of the added value of the deemed cost attributed of the generators’ property, plant and equipment.

In 2011, due to the change in the participation of the assets transferred to CPFL Renováveis, CPFL Geração realized, proportionally, the amount of R$ 36,480 of the revaluation reserve previously recognized as deemed cost, set against retained earnings. Similarly, the subsidiary CPFL Brasil recorded a deemed cost revaluation reserve of R$15,558, in proportion to its interest in CPFL Renováveis, set against retained earnings.

At December 31, 2011, the effect of these changes in the revaluation reserve in these subsidiaries resulted in net realization of R$ 20,922.

25.6 - Dividends

The AGM/EGM held on April 28, 2011 approved the allocation of net income for 2010, by declaring a dividend of R$ 1,260,469 for 2010, of which R$ 774,429 corresponds to the interim dividend declared in June 2010, and R$ 486,040 to an additional dividend.

Additionally, on August 10, 2011, in accordance with the Bylaws and based on the income for the first half-year of 2011, the Company’s Board of Directors approved the declaration of an interim dividend of R$ 747,709, attributing the value of R$ 0.777023176 to each share.

During the year, the Company paid R$ 1,229,568 in respect of the dividends declared at December 31, 2010 and June 30, 2011.

25.7 - Allocation of Net Income for the Year

The Company’s by-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, Company management is proposing distribution of the balance of the net income, by  declaration of R$ 758,470 in the form of dividends, corresponding to R$ 0.788205126 per share, as shown below:

Net Income - Individual	1,530,403
Dividends prescribed	4,967
Legal reserve	(76,520)
Implementation of comprehensive income	47,329
Net basis for allocation	1,506,179
Interim dividends	(747,709)
Proposed additional dividend	758,470

(26)  EARNINGS PER SHARE

Basic earnings per share

Calculation of the basic earnings per share at December 31, 2011 was based on the net profit of R$ 1,530,403  attributable to CPFL Energia (R$ 1,538,281  at December 31, 2010) and the average weighted number of common shares outstanding during the year ended December 31, 2011, as shown below:

	2011	2010

Net income attributable to the Parent Company	1,530,403	1,538,281

Outstanding shares on January 1	481,137,130	479,910,938
Issuance of shares on April 26, 2010	-	1,226,192
Share reverse split and split, without changes to financial resources in June 2011	481,137,130	-
Outstanding shares on September 30, 2011	962,274,260	481,137,130

Weighted average number of common shares held by Shareholders	962,274,260	961,494,872

Basic earnings per share	1.59	1.60

In accordance with CPC 41 Earnings Share, calculation of the average weighted number of shares for 2010 took into account the share grouping and split that occurred in 2011 (note 25), as there was no change in financial resources.

Diluted earnings per share

In 2011 and 2010, the Company held no notes convertible into shares to be taken into account in calculating the earnings per share.

(27)  NET OPERATING REVENUE

	Consolidated
	Number of Consumers (*)		GWh (*)		R$ mil
Revenue from Eletric Energy Operations	2011	2010	2011	2010	2011	2010
Consumer class
Residential	6,086,847	5,880,204	13,626	12,983	5,978,836	5,416,581
Industrial	59,485	78,261	14,718	15,413	4,128,340	4,123,723
Commercial	500,131	490,554	8,140	7,695	3,086,196	2,795,127
Rural	242,554	237,903	1,991	2,100	452,467	434,519
Public Administration	46,771	45,386	1,154	1,112	420,474	384,742
Public Lighting	8,616	8,096	1,495	1,444	328,882	303,862
Public Services	7,413	7,239	1,823	1,742	511,560	470,323
Billed	6,951,817	6,747,643	42,946	42,489	14,906,755	13,928,877
Own comsuption			33	33	-	-
Delivery not billed (net)			-	-	(40,671)	1,304
Emergency Charges - ECE/EAEE			-	-	18	7
Reclassification to Network Usage Charge - TUSD - Captive Consumers			-	-	(7,213,990)	(5,843,561)
Electricity sales to final consumers			42,979	42,522	7,652,112	8,086,627

Furnas Centrais Elétricas S.A.			3,026	3,026	386,776	347,472
Other Concessionaires and Licensees			6,832	7,217	820,652	731,493
Current Electric Energy			4,279	2,495	90,419	117,156
Electricity sales to wholesaler			14,137	12,738	1,297,846	1,196,121

Revenue due to Network Usage Charge - TUSD - Captive Consumers					7,213,990	5,843,561
Revenue due to Network Usage Charge - TUSD - Free Consumers					1,321,111	1,127,795
Revenue from construction of concession infrastructure					1,129,826	1,043,678
Other Revenue and Income					251,097	258,896
Other operating revenues					9,916,025	8,273,930

Total gross revenues					18,865,982	17,556,678
Deductions from operating revenues
ICMS					(2,967,625)	(2,728,416)
PIS					(282,915)	(265,444)
COFINS					(1,303,411)	(1,224,934)
ISS					(5,031)	(3,847)
Global Reversal Reserve - RGR					(72,027)	(53,985)
Fuel Consumption Account - CCC					(737,017)	(593,630)
Energy Development Account - CDE					(524,844)	(470,981)
Research and Development and Energy Efficiency Programs					(143,916)	(134,772)
PROINFA					(65,125)	(56,933)
Emergency Charges - ECE/EAEE					(19)	(7)
IPI					(24)	-
					(6,101,954)	(5,532,949)

Net revenue					12,764,028	12,023,729
(*) Information not examined by independent auditors.

The details of the tariff adjustments for the distributors are as follows:

		2011		2010
Company	Month	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)
CPFL Paulista	April(**)	7.38%	7.23%	2.70%	-5.69%
CPFL Piratininga	October	(**)	(**)	10.11%	5.66%
RGE	June	17.21%	6.74%	12.37%	3.96%
CPFL Santa Cruz	February	23.61%	15.38%	10.09%	-2.53%
CPFL Leste Paulista	February	7.76%	16.44%	-13.21%	-8.47%
CPFL Jaguari	February	5.47%	6.62%	5.16%	3.67%
CPFL Sul Paulista	February	8.02%	7.11%	5.66%	4.94%
CPFL Mococa	February	9.50%	9.77%	3.98%	3.24%

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.
(**) The tariff review has not been approved yet.

(28)  COST OF ELECTRIC ENERGY

	Consolidated
	GWh (*)		R$ mil
Electricity Purchased for Resale	2011	2010	2011	2010
Itaipu Binacional	10,855	10,835	973,487	1,010,132
Current electric energy	5,002	3,373	142,450	198,789
PROINFA	1,032	1,133	169,144	182,674
Energy purchased in restricted framework	33,964	37,043	4,117,550	4,166,943
Credit of PIS and COFINS	-	-	(495,495)	(508,463)
Subtotal	50,853	52,384	4,907,136	5,050,075

Electricity Network Usage Charge
Basic Network Charges			1,019,116	899,112
Transmission from Itaipu			90,140	88,568
Connection Charges			71,601	68,985
Charges of Use of the Distribution System			42,052	30,217
System Service Charges - ESS			187,056	174,230
Reserve Energy charges - EER			34,547	32,281
Credit of PIS and COFINS			(130,679)	(120,978)
Subtotal			1,313,834	1,172,415

Total			6,220,970	6,222,490
(*) Information not examined by the independent auditors.

(29)  OPERATING COSTS AND EXPENSES

	Parent Company
	Operating expenses				Total
	General		Other
	2011	2010	2011	2010	2011	2010
Personnel	7,389	3,837	-	-	7,389	3,837
Materials	56	57	-	-	56	57
Outside Services	17,971	19,442	-	-	17,971	19,442
Depreciation and Amortization	170	150	-	-	170	150
Other:	5,204	11,190	145,189	145,302	150,394	156,492
Leases and Rentals	103	124	-	-	103	124
Publicity and Advertising	2,660	3,572	-	-	2,660	3,572
Legal, Judicial and Indemnities	750	410	-	-	750	410
Donations, Contributions and Subsidies	1,203	556	-	-	1,203	556
Intangible of concession amortization	-	-	145,189	145,302	145,189	145,302
Other	489	6,528	-	-	489	6,528
Total	30,791	34,676	145,189	145,302	175,980	179,978

	Consolidated
	Operating costs		Services Rendered to Third Parties		Operating expenses						Total
					Sales		General		Other
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Personnel	413,587	351,447	(2)	279	99,988	80,013	190,423	161,878	-	-	703,997	593,617
Employee Pension Plans	(82,953)	(80,629)	-	-	-	-	-	-	-	-	(82,953)	(80,629)
Materials	62,213	62,175	4,741	2,368	4,799	4,402	23,056	11,678	-	-	94,807	80,623
Outside Services	167,170	199,065	4,069	2,358	107,748	84,488	252,033	181,493	-	-	531,020	467,404
Depreciation and Amortization	534,763	475,647	-	-	34,139	9,212	46,867	24,167	-	152	615,769	509,178
Costs related to infrastructure construction	-	-	1,129,826	1,043,678	-	-	-	-	-	-	1,129,826	1,043,678
Other:	63,190	59,788	(7)	2,297	117,678	122,320	102,792	63,996	216,392	199,652	500,045	448,053
Collection charges	-	-	-	-	39,499	55,910	-	-	-	-	39,499	55,910
Allowance for doubtful accounts	-	-	-	-	70,673	51,668	-	-	-	-	70,673	51,668
Leases and Rentals	15,878	15,068	-	-	147	1,676	9,597	9,764	-	13	25,623	26,521
Publicity and Advertising	-	-	-	-	-	-	10,926	21,894	-	-	10,926	21,894
Legal, Judicial and Indemnities	-	-	-	-	-	-	59,167	5,416	-	-	59,167	5,416
Donations, Contributions and Subsidies	-	-	-	-	-	-	4,865	6,216	-	27	4,865	6,243
Inspection fee	-	-	-	-	-	-	-	-	28,974	24,769	28,974	24,769
Free energy adjustment	-	-	-	-	-	-	-	-	-	2,782	-	2,782
Intangible of concession amortization	-	-	-	-	-	-	-	-	185,434	182,615	185,434	182,615
Financial compensation for water resources utilization	23,782	24,045	-	-	-	-	-	-	-	-	23,782	24,045
Other	23,529	20,675	(7)	2,297	7,359	13,066	18,237	20,706	1,984	(10,554)	51,102	46,190
Total	1,157,970	1,067,493	1,138,626	1,050,980	364,352	300,435	615,171	443,212	216,392	199,804	3,492,512	3,061,924

(30)  FINANCIAL INCOME AND EXPENSES

	Parent Company		Consolidated
	2011	2010	2011	2010
Financial Income
Income from Financial Investments	49,497	32,068	356,413	156,420
Arrears of interest and fines	-	22	159,277	136,181
Restatement of tax credits	2,576	2,943	8,649	7,789
Restatement of Escrow Deposits	1,047	866	64,516	44,366
Monetary and Exchange Variations	-	-	57,139	42,548
Discount on purchase of ICMS credit	-	-	14,588	7,806
Interest on intercompany loans	2,947	4,290	407	5,894
PIS and COFINS of Interest on Shareholders' Equity	(18,789)	(18,253)	(18,926)	(18,253)
Other	20,505	71,005	56,125	100,364
Total	57,783	92,941	698,188	483,115

Financial Expense
Debt Charges	(53,567)	(45,430)	(1,102,329)	(740,973)
Monetary and Exchange Variations	(600)	(5,435)	(150,820)	(90,381)
(-) Capitalized borrowing costs	-	-	39,143	132,938
Public utilities	-	-	(57,319)	(31,578)
Other	(3,031)	(45,363)	(115,453)	(107,064)
Total	(57,198)	(96,228)	(1,386,778)	(837,058)

Resultado Financeiro	585	(3,287)	(688,590)	(353,943)

Interest is capitalized at a rate of 9.95% p.a. for qualifying intangible assets and property, plant and equipment, in accordance with CPC 20. In 2010, R$ 84,839 of the total amount referred to energy generation projects that were in the process of development, especially Foz do Chapecó, EPASA and CPFL Bioenergia.

(31)  SEGMENT INFORMATION

The Company’s operating segments are separated by business segment (electric energy distribution, conventional and renewable energy generation and commercialization), based on the internal financial information and management structure.

Profit or loss, assets and liabilities per segment include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis, if applicable. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company management:

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total
2011
Net revenue	11,048,924	706,133	1,007,780	1,191	-	12,764,028
(-) Intersegment revenues	16,831	914,542	698,128	-	(1,629,501)	-
Income from electric energy service	1,922,194	895,429	263,977	(31,053)	-	3,050,547
Financial income	429,371	137,541	75,902	55,373	-	698,188
Financial expense	(669,818)	(554,434)	(104,358)	(58,167)	-	(1,386,778)
Income before taxes	1,681,747	478,537	235,520	(33,847)	-	2,361,957
Income tax and social contribution	571,204	110,584	75,689	22,096	-	779,573
Net Income	1,110,543	367,952	159,832	(55,943)	-	1,582,384
Total Assets (**)	11,651,205	13,129,529	509,372	2,122,951	-	27,413,057
Capital Expenditures and other intangible assets	1,065,104	822,553	16,927	189		1,904,773
Depreciation and Amortization	498,225	295,960	5,742	1,277	-	801,203

2010
Net revenue	10,471,192	538,217	1,012,525	1,795	-	12,023,729
(-) Intersegment revenues	13,904	650,571	766,922	-	(1,431,397)	-
Income from electric energy service	1,852,867	616,416	302,981	(32,949)	-	2,739,315
Financial income	316,020	53,725	22,389	90,981	-	483,115
Financial expense	(394,999)	(323,441)	(22,311)	(96,307)	-	(837,058)
Income before taxes	1,773,749	345,914	302,024	(36,315)	-	2,385,372
Income tax and social contribution	(604,865)	(88,731)	(95,840)	(35,899)		(825,335)
Net Income	1,168,884	257,183	206,184	(72,214)	-	1,560,037
Total Assets (**)	11,689,503	7,568,600	349,047	449,647	-	20,056,797
Capital Expenditures and other intangible assets	1,127,637	645,040	27,853	10	-	1,800,540
Depreciation and Amortization	352,806	188,981	4,553	145,453	-	691,793

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

Since August 1,2011, as a result of the association with ERSA and acquisition of the shares of Jantus, described in Notes 1 and 13, Management has analyzed these operations separately, and a new operating segment was therefore created to segregate the activities related to renewable energies:

	Distribution	Generation	Renewables	Commercialization	Other (*)	Elimination	Total
2011
Net revenue	11,048,924	609,755	96,378	1,007,780	1,191	-	12,764,028
(-) Intersegment revenues	16,831	839,029	75,513	698,128	-	(1,629,501)	-
Income from electric energy service	1,922,194	848,173	47,256	263,977	(31,053)	-	3,050,547
Financial income	429,371	80,617	56,924	75,902	55,373	-	698,188
Financial expense	(669,818)	(519,758)	(34,676)	(104,358)	(58,167)	-	(1,386,778)
Income before taxes	1,681,747	409,032	69,504	235,520	(33,847)	-	2,361,957
Income tax and social contribution	571,204	112,593	(2,008)	75,689	22,096	-	779,573
Net Income	1,110,543	296,440	71,513	159,832	(55,943)	-	1,582,384
Total Assets (**)	11,651,205	5,350,193	7,779,336	509,372	2,122,951	-	27,413,057
Capital Expenditures and other intangible assets	1,065,104	334,989	487,564	16,927	189		1,904,773
Depreciation and Amortization	498,225	259,514	36,446	5,742	1,277	-	801,203

(32)  TRANSACTIONS WITH RELATED PARTIES

The Company’s main shareholders are as follows:

•   VBC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Participações, controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

   Company controlled by Energia São Paulo Fundo de Investimento em Participações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties. Balances and transactions involving related parties are shown in tables 32.1 and 32.2.

32.1) Transactions between related parties involving controlling shareholders, entities under common control or with significant influence:

	ASSETS		LIABILITIES		REVENUE		EXPENSE
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	2011	2010	2011	2010

Bank deposits and short-term investments
Banco do Brasil S.A.	91,025	141,372	-	-	5,385	13,147	6	494

Loans and Financing, Debentures and Derivatives contracts (*)
Banco do Brasil S.A.	-	-	1,644,812	1,409,587	-	3,612	181,110	110,671

Other financial transactions
Banco do Brasil S.A.	-	-	3,184	4,012	1,819	1,458	4,867	4,005

Energy sales in the free market
Camargo Corrêa Cimentos S.A.	-	656	-	-	-	7,737	-	-
Companhia Energetica do Ceara - Coelce	-	-	-	-	39	-	-	-
Companhia de Eletricidade do Estado da Bahia - Coelba	1,471	-	-	-	57	-	-	-
Companhia Energética de Pernambuco - Celpe	890	-	-	-	52	-	-	-
Companhia Energética do Rio Grande do Norte - Cosern	324	-	-	-	30	-	-	-
Fras-le S.A	104	-	-	-	367	-	-	-
Tavex Brasil S.A.	-	-	-	-	22,458	19,983	-	-
InterCement Brasil S/A	931	-	-	-	6,339	-	-	-
Vale Energia S.A	7	-	-	-	30,548	-	-	-

Energy purchases in the free market
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	-	-	-	8	-
NC Energia S.A.	1,784	42	-	-	19,091	18,745	-	-
Vale Energia S.A.	-	-	-	-	-	-	523	20,277
Petrobras	-	-	-	-	4,371	-	7,967	-
Companhia Energética de Pernambuco - Celpe	-	52	-	-	-	-	-	-
Companhia de Eletricidade do Estado da Bahia - Coelba	360	342	-	-	3,002	2,834	-	-
Companhia Energética do Rio Grande do Norte - Cosern	-	-	183	-	-	-	-	-
Vale S.A	-	-	-	-	30,304	-	1,406	-
InterCement Brasil S/A	-	-	-	-	-	-	319	-
Concessionárias de Rodovias do Oeste de São Paulo	-	-	-	-	-	-	9	-

Materials and Service Provision
Brasil Telecom S.A.	-	-	15	19	-	-	944	834
Camargo Corrêa Cimentos S.A.	-	-	-	-	327	-	-	-
Camargo Corrêa Geração de Energia S.A.	-	-	-	-	21	-	-	-
Banco do Brasil S.A.	-	-	-	-	-	-	144	220
Totvs S.A (**)	-	-	128	-	-	-	719	-
Construções e Comércio Camargo Corrêa S.A.	-	-	12	-	-	-	-	-
Ferrovia Centro-Atlântica S.A. – FCA	-	-	-	-	-	-	5	-
Camargo Corrêa Geração de Energia S.A.	-	-	-	-	2	-	-	-
BNY Mellon Serviços Financeiros Distribuidora de T	-	-	-	-	-	-	3	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	-	-	-	628	-
Intercement Brasil S.A	758	-	-	-	3,162	-	-	-
Industrias Romi S.A	-	-	-	-	19	-	-	-
Lupatech S.A	-	-	-	-	-	-	9	-
Petrobras	33	-	-	-	311	-	-	-
Vale Fertilizantes S.A.	-	-	-	-	19	-	-	-
Telemar Norte Leste S.A	5	-	-	-	18	-	19	-
Concessionárias de Rodovias do Oeste de São Paulo							9

Other revenue
Brasil Telecom S.A.	1,886	2,671	-	-	11,316	10,684	-	-

Property, plant and equipment acquisition
Construções e Comércio Camargo Correa S.A.	69,902	55,986	-	1,957	-	-	-	-
Centrais Elétricas de Santa Catarina S.A - Celesc	519	-	1	-	-	-	28	-
MRS Logística S.A.	-	-	82	-	-	-	-	-
Camargo Corrêa Cimentos S.A.	16,809	-	-	-	-	-	-	-
Industrias Romi S.A.	-	-	1,276	-	-	-	-	-

(*) Cost value, both for loans and for derivatives (**) At December 31, 2010, it does not classify as a related party.

32.2) Transactions between related parties involving subsidiaries and jointly-owned subsidiaries:

	ASSETS		LIABILITIES		REVENUE		EXPENSE
Companies	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	2011	2010	2011	2010

Intercompany allocation of expense
Companhia Paulista de Força e Luz	-	-	2,034	-	-	-	2,034	1,598
Companhia Piratininga de Força e Luz	-	-	501	-	-	-	501	314
CPFL Comercialização Brasil S/A	-	-	-	-	-	-	-	239

Leasing and rental
Companhia Paulista de Força e Luz	-	-	-	-	-	-	13	70

Intercompany loans
Companhia Leste Paulista de Energia	2,610	-	-	-	26	-	-	-
Companhia Jaguari de Energia	-	-	-	-	9	-	-	-
Centrais Elétricas da Paraiba	-	-	-	-	831	-	-	-
CPFL Serv.Equi.Ind.Com.S/A	-	2,491	-	-	285	211	-	-
CPFL Atende Cent.Cont. At	-	12,384	-	-	1,620	799	-	-
Chumpitaz Serviços S/A	-	-	-	-	175	-	-	-
CPFL Bioenergia S.A	-	-	-	-	-	786	-	-
Companhia Luz e Força de Mococa	-	-	-	-	-	139	-	-

Dividend / Interest on shareholders' equity
Companhia Sul Paulista de Energia	8,126	-	-	-	-	-	-	-
Companhia Jaguari de Energia	7,682	-	-	-	-	-	-	-
Rio Grande Energia S/A	106,457	-	-	-	-	-	-	-
CPFL Serv.Equi.Ind.Com.S/A	3,648	-	-	-	-	-	-	-
Companhia Luz e Força de Mococa	-	3,648	-	-	-	-	-	-
Companhia Luz e Força Santa Cruz	-	12,000	-	-	-	-	-	-
Companhia Paulista de Força e Luz	-	237,000	-	-	-	-	-	-
CPFL Comercialização Brasil S/A	-	75,000	-	-	-	-	-	-
CPFL Geração Energia S/A	-	85,000	-	-	-	-	-	-

Supplies and services
CPFL Comercialização Brasil S/A	190	-	-	-	-	-	-	-
Companhia Luz e Força Santa Cruz	341	-	-	-	-	-	-	-
Companhia Leste Paulista de Energia	7	-	-	-	-	-	-	-
Companhia Jaguari de Energia	29	-	-	-	-	-	-	-
Companhia Luz e Força de Mococa	28	-	-	-	-	-	-	-
Rio Grande Energia S/A	532	-	-	-	-	-	-	-
CPFL Geração Energia S/A	17	-	-	-	-	-	-	-

Advance to future capital increase
CPFL Jaguariúna S.A	-	445	-	-	-	-	-	-

32.3) The main transactions are listed below:

a)             Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in Note 5.

b)            Loans and Financing, Debentures and Derivatives – relate to funds raised from the Banco do Brasil in accordance with Notes 17 and 18, contracted under the normal market conditions at the time. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in Notes 17 and 18.

c)             Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated as an income in the statement of operations over the term of the contract. The Company also has an Exclusive Investment Fund, managed, among others, by BB DTVM, which charges management fees under normal market conditions for such management.

d)            Intangible assets, Property, plant and equipment, Materials and Service Provision – refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e)            Energy sales to the free market – refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f)              Energy purchased – refers basically to energy purchased and sold by the trading companies, concessionaires and licensees in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g)            Other revenue – refers basically to revenue from rental of use of the distribution system for telephony services.

h)           Purchase and sale of energy in the regulated market - The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 19.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The Company guarantees certain loans raised by its subsidiaries, as mentioned in Notes 17 and 18.

The total remuneration of key management personnel in 2011, in accordance with CVM Decision nº 560/2008, was R$ 29,694. This amount comprises R$ 20,935 in respect of short-term benefits, R$ 784 for post-employment benefits and R$ 7,975 for other long-term benefits,  and refers to the amount recorded by the accrual method.

(33)  INSURANCE

The insurance cover maintained by the subsidiaries is based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies in the consolidated financial statements are:

		Consolidated
DESCRIPTION	TYPE OF COVER	2011	2010
Non current assets	Fire, Lightning, Explosion, Machinery breakdown, Electrical Damage and Engeneering Risk	5,990,210	4,605,688
Transport	National Transport	260,617	197,712
Stored Materials	Fire, Lightning, Explosion and Robbery	50,922	18,729
Automobiles	Comprehensive Cover	4,394	3,531
Civil Liability	Electric Energy Distributors	300,163	20,134
Personnel	Group Life and Personal Accidents	155,265	68,532
Other	Operational risks and other	188,866	31,598

Total		6,950,436	4,945,924
Information not examined by the independent auditors.

(34)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

a) Financial assets

a.1) Measured at amortized cost

	Consolidated
Loans and receivables	2011	2010
Consumers, Concessionaires and Licensees (note 6)	2,056,580	2,011,811
Leases (note 10)	29,102	31,069
Other (note 12)
Receivables from BAESA's shareholders	27	17,155
Pledges, Funds and Tied Deposits	117,065	91,157
Fund Tied to Foreign Currency Loans	29,774	21,222
Services Rendered to Third Parties	10,962	12,641
Reimbursement RGR	6,499	7,592
Collection Agreements	41,297	48,228
	2,291,305	2,240,873

	Consolidated
Held to maturity	2011	2010
Financial investments (note 7)	120,578	81,750
	120,578	81,750

a.2) Measured at fair value

	Consolidated
Measured at fair value through profit or loss	2011	2010
Cash and cash equivalent (note 5)	2,699,837	1,562,897
Derivatives (note 33)	219,375	327
Financial investments (note 7)	36,908	33,607
	2,956,119	1,596,830

	Consolidated
Available for sale	2011	2010
Financial asset of concession (note 11)	1,376,664	934,646

108

b) Financial liabilities

b.1) Measured at amortized cost

	Consolidated
	2011	2010
Suppliers (note 16)	(1,240,143)	(1,047,385)
Loans and financing - Principal and interest (note 17)	(6,740,144)	(5,991,208)
Debentures - Principal and interest (note 18)	(5,163,388)	(3,840,338)
Payables Dividends (Note 25)	(24,524)	(23,813)
Regulatory Charges (note 20)	(145,146)	(123,541)
Other (note 24)
Consumers, Concessionaires and Licensees	(66,284)	(63,635)
National Scientific and Technological Development Fund - FNDCT	(4,014)	(3,077)
Energy Research Company - EPE	(1,648)	(1,206)
Collection Agreements	(70,096)	(56,260)
Reversal Fund	(17,750)	(17,750)
Business combination	(174,136)	-
	(13,647,274)	(11,168,212)

b.2) Measured at fair value through profit or loss

	Consolidated
Measured at fair value through profit or loss	2011	2010
Held for trade
Derivatives (note 34)	(24)	(11,865)

Initial recognition (1)
Loans and financing - certain debts (note 17)	(1,704,254)	(424,827)
	(1,704,279)	(436,692)

(1)  Due to the initial recognition at fair value of the above financial liability, the consolidated result was a loss of R$ 14,350 (loss of R$ 52 in 2010)

c) Valuation of financial instruments

CPC 40 requires classification at three levels of hierarchy for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 also defines observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data (unobservable inputs).

The classification in accordance with the fair value hierarchy of the Company’s financial instruments, measured at fair value, is as follows:

	Consolidated
	December 31, 2011			December 31, 2010
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents (note 5)	2,699,837	-	-	1,562,897	-	-
Derivatives	-	219,350	-	-	(11,538)	-
Loans and financing (note 17)	-	(1,704,254)	-	-	(424,827)	-
Financial investments (note 7)	36,908	-	-	33,607	-	-
Financial asset of concession (note 11)	-	-	1,376,664	-	-	934,646
	2,736,745	(1,484,904)	1,376,664	1,596,504	(436,365)	934,646

Since the distribution subsidiaries have classified their financial concession assets as available-for-sale, as mentioned in Note 3.2, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in the equity valuation reserve are disclosed in Note 11.

The comparative information on marking to market the other financial instruments measured at amortized cost is described below:

•         It is assumed that financial instruments such as accounts receivable from consumers, concessionaires and licensees and accounts payable to suppliers are already close to the respective market values.

•         At December 31, 2011 and 2010, the market values of the financial instruments obtained by the methodology described in Note 4, are as follows:

	Parent Company
	2011		2010
	Accounting balance	Fair value	Accounting balance	Fair value
Debentures (note 18)	(466,403)	(469,551)	(465,529)	(470,262)
Total	(466,403)	(469,551)	(465,529)	(470,262)

	Consolidated
	2011		2010
	Accounting balance	Fair value	Accounting balance	Fair value
Loans and financing (note 17)	(6,740,144)	(6,554,672)	(5,141,554)	(4,870,909)
Debentures (note 18)	(5,163,388)	(5,350,263)	(3,840,338)	(3,891,397)
Total	(11,903,532)	(11,904,935)	(8,981,892)	(8,762,306)

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to the regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective carrying amount. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

The Company recognized in “Investments at cost” in the consolidated financial statements the 5.93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S/A, in the form of 28,154 common shares and 18,593 preferred shares. As the shares of that company are not quoted on the stock exchange and the main objective of it operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

d) Derivatives

The Company and its subsidiaries have a policy of using derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the subsidiary CPFL Paulista are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, certain debts were designated at fair value, for accounting purposes. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At December 31, 2011, the Company and its subsidiaries had the following swap operations:

	Market values (book values)
Company / strategy / counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value

Exchange variation hedge

CPFL Paulista
BNP Paribas	27,073	-	27,073	26,380	693	dollar	June 2014	160.000	Over the counter
J.P.Morgan	13,064	-	13,064	12,768	296	dollar	July 2014	78.250	Over the counter
J.P.Morgan	14,497	-	14,497	14,723	(225)	dollar	August 2014	76.700	Over the counter
Morgan Stanley	5,683	-	5,683	6,303	(620)	dollar	September 2016	85.475	Over the counter
Bank of America	36,568	-	36,568	37,863	(1,295)	dollar	July 2014	235.050	Over the counter
Bank of America	26,841	-	26,841	25,810	1,031	dollar	July 2016	156.700	Over the counter
Societe Generale	6,374	-	6,374	6,438	(64)	dollar	August 2016	33.173	Over the counter
Citibank	5,628	-	5,628	6,099	(471)	dollar	September 2016	85.750	Over the counter
HSBC	3,024	-	3,024	3,150	(126)	dollar	September 2014	41.050	Over the counter
Subtotal	138,753	-	138,753	139,534	(781)

CPFL Piratinga
BNP Paribas	8,731	-	8,731	8,840	(109)	dollar	July 2014	45.990	Over the counter
J.P.Morgan	28,848	-	28,848	29,426	(578)	dollar	August 2014	153.400	Over the counter
Bank of America	12,482	-	12,482	11,463	1,019	dollar	August 2016	80.250	Over the counter
Societe Generale	8,364	-	8,364	8,448	(84)	dollar	August 2016	43.527	Over the counter
Citibank	1,668	-	1,668	1,798	(130)	dollar	August 2016	12.840	Over the counter
Subtotal	60,093	-	60,093	59,975	118				Over the counter

CPFL Sul Paulista
Citibank	726	-	726	749	(23)	dollar	September 2014	8.000	Over the counter

CPFL Leste Paulista
Citibank	726	-	726	749	(23)	dollar	September 2014	8.000	Over the counter

CPFL Mococa
Citibank	635	-	635	656	(21)	dollar	September 2014	7.000	Over the counter

CPFL Jaguari
Citibank	979	-	979	985	(6)	dollar	August 2014	7.000	Over the counter

CPFL Geração
Citibank	13,876	-	13,876	14,381	(505)	dollar	August 2016	100.000	Over the counter

Subtotal	215,788	-	215,788	217,029	(1,241)

Derivatives for protection of debts not designated at fair value

Exchange variation hedge

CPFL Paulista
Itaú	45	-	45	48	(3)	dollar	April 2012	908	Over the counter
Itaú	811	-	811	1,047	(236)	dollar	October 2012	19.783	Over the counter

CPFL Geração
HSBC	2,790	-	2,790	2,567	223	dollar	Jan 2012 to Dec 2012	56.143	Over the counter

Hedge interest rate variation (1)

CPFL Energia
Citibank	2	(24)	(22)	(41)	19	CDI + spread	Sep 2011 to Sep 2014	450.000	Over the counter

RGE
Santander	317	-	317	15	302	CDI + spread	Dec 2011 to Dec 2013	186.667	Over the counter
Citibank	93	-	93	4	89	CDI + spread	Dec 2011 to Dec 2013	66.667	Over the counter

Hedge interest rate variation (2)

CPFL Piratininga
HSBC	(118)	-	(117)	5	(122)	TJLP	Jan 2013	14.817	Over the counter
Santander	(127)	-	(128)	(1)	(127)	TJLP	Jan 2013	14.822	Over the counter

CPFL Geração
HSBC	(226)	-	(227)	(2)	(225)	TJLP	Dec 2012	28.257	Over the counter

Subtotal	3,587	(24)	3,562	3,642	(81)

Total	219,375	(24)	219,350	220,672	(1,322)

Current	3,733	-
Non current	215,642	(24)
Total	219,375	(24)

* For further details of terms and information about debts and debentures, see Notes 17 and 18

(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied hedge instruments, resulting in a loss of R$ 7,359 at December 31, 2011 (Note 17).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the years 2011 and 2010, the derivatives resulted in the following impacts on the consolidated result:

			Gain (loss)
Company	Hedged risk / Operation	Account	2011	2010
CPFL Energia	Interest rate variation	Swap transactions	161	(14)
CPFL Energia	Marking to market	Adjustment to fair value	(608)	20
CPFL Paulista	Marking to market	Adjustment to fair value	8,611	392
CPFL Paulista	Exchange variation	Swap transactions	169,033	(3,269)
CPFL Piratininga	Marking to market	Adjustment to fair value	118	(254)
CPFL Piratininga	Interest rate variation	Swap transactions	6	3
CPFL Piratininga	Exchange variation	Swap transactions	59,514	-
CPFL Geração	Exchange variation	Swap transactions	13,630	(16,094)
CPFL Geração	Interest rate variation	Swap transactions	(468)	567
CPFL Geração	Marking to market	Adjustment to fair value	2,495	1,710
RGE	Marking to market	Adjustment to fair value	168	(71)
RGE	Interest rate variation	Swap transactions	217	553
CPFL Sul Paulista	Marking to market	Adjustment to fair value	(23)	-
CPFL Sul Paulista	Exchange variation	Swap transactions	749	-
CPFL Leste Paulista	Marking to market	Adjustment to fair value	(23)	-
CPFL Leste Paulista	Exchange variation	Swap transactions	749	-
CPFL Mococa	Marking to market	Adjustment to fair value	(21)	-
CPFL Mococa	Exchange variation	Swap transactions	656	-
CPFL Jaguari	Marking to market	Adjustment to fair value	(6)	-
CPFL Jaguari	Exchange variation	Swap transactions	985	-
			255,942	(16,457)

e) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

e.1) Exchange variation

If the level of exchange exposure at December 31, 2011 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure Thousand of R$	Risk	Exchange depreciation of 8%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	29,774	apprec. dollar	2,387	7,443	14,887
Financial liability instruments	(1,845,277)	apprec. dollar	(147,953)	(461,319)	(922,639)
Derivatives - Plain Vanilla Swap	1,788,567	apprec. dollar	143,406	447,142	894,283
	(26,937)		(2,160)	(6,734)	(13,469)
* In accordance with exchange graphs contained in information provided by the BM&F **In compliance with CVM Instruction 475/08

e.2) Variation in interest rates

If (i) the scenario of exposure of the financial instruments indexed to variable interest rates at December 31, 2011 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI 11.59%  p.a.; IGP-M 5.1% p.a.; TJLP  6.0% p.a.), the effects on the consolidated financial statements for the next company year would be a net financial expense R$ 847,331. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure Thousand of R$	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	3,243,396	CDI variation	(51,246)	93,977	187,955
Financial liability instruments	(6,345,113)	CDI variation	100,253	(183,850)	(367,699)
Derivatives - Plain Vanilla Swap	(1,627,092)	CDI variation	25,708	(47,145)	(94,290)
	(4,728,809)		74,715	(137,017)	(274,034)

Financial assets instruments	48,522	IGP-M variation	(378)	619	1,237
Financial liability instruments	(26,589)	IGP-M variation	207	(339)	(678)
	21,933		(171)	280	559

Financial liability instruments	(4,999,714)	TJLP variation	(50,997)	(74,996)	(149,991)
Derivatives - Plain Vanilla Swap	57,874	TJLP variation	590	868	1,736
	(4,941,840)		(50,407)	(74,128)	(148,255)

Total increase	(9,648,715)		24,137	(210,865)	(421,730)
(*) The CDI, IGP-M and TJLP indexes considered of 10.01%, 4.32% and 7.02%, respectively, were obtained from information available in the market. (**) In compliance with CVM Instruction 475/08

e.3) Financial concession asset

As mentioned in Note 3.1, the Company adopts the premise that the value of the financial concession asset is determined at fair value, based on the remuneration of the assets as established by ANEEL.

Since the Federal Government has not yet defined the methodology and criteria for valuation of the financial asset, the Company estimates that, under remote circumstances, indemnification for the undepreciated portion of the assets could be based on the historic cost and not at the amount based on the respective fair value.

Accordingly, if this remote scenario were to occur, it would involve derecognition of the portion of the financial concession asset (portion relating to the fair value recognized), entered against a revaluation reserve (in equity) in the amount of R$ 227,118 (net of tax effects).

(35)  RISK MANAGEMENT

The business of the Company and its subsidiaries comprises principally generation, commercialization and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for allocating priorities in respect of the risks to be monitored by the Company, confirming the tolerance levels approved by the Executive Board and being aware of the corporate risk management model adopted by the Company.  The Executive Board is responsible for developing and implementing action and risk monitoring plans. The Risk Management and Internal Controls Department and the Corporate Risk Management Committee were set up to assist it in this process.  Since its creation, the Risk Management and Internal Controls Department has drawn up the Corporate Risk Management Policy, approved by the Executive Board and the Board of Directors, set up the Corporative Risk Management Committee, comprising directors appointed to represent each Management Unit, and the internal rules, and is implementing the Corporate Risk Management model for the Group with regard to Strategy (guidelines, risk map and treatment), Processes (planning, execution, monitoring and reports), Systems, Organization and Governance.

The risk management policies are established to identify, analyze and treats the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted wherever necessary to reflect changes in market conditions and in the Group's activities, with a view to developing an environment of disciplined and constructive control.

The Group's Board of Directors is assisted in its supervisory role by the Internal Audit department. The Internal audit department conducts both the regular reviews and the ad hoc reviews of risk management controls and procedures, the results of which are reported to the Board of Directors and the Fiscal Council.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in currency exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered. The quantification of this risk is presented in Note 34 (e).

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in Note 34 (e).

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the Company is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN of July 2011, drawn up by the Operador Nacional do Sistema Elétrico (National Electricity System Operator), the risk of any energy deficit is very low for 2012, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in conformity with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the end consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments: The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

(36)  COMMITTMENTS

The Company’s commitments in relation to long-term energy purchase agreements and plant construction projects are as follows:

Commitments as of December 31, 2011	Duration	2012	2013	2014	2015	Thereafter	Total
Energy purchase contracts (except Itaipu)	2 to 20 years	7,173,331	6,533,066	6,475,342	6,204,172	79,893,621	106,279,532
Itaipu	20 years	1,031,450	1,106,930	1,168,110	1,225,400	16,295,450	20,827,340
Power plant construction projects (a)	2 to 31 years	818,697	506,758	191,276	139,861	1,769,610	3,426,202
TOTAL		9,023,478	8,146,753	7,834,728	7,569,434	97,958,681	130,533,074

(a) Power plant construction projects include commitments made by the Company corresponding to its proportional share on construction, concession acquisition and bank guarantees relating to the jointly-controlled under development companies.

(37)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recognized in the consolidated financial statements, as mentioned in Note 3.13.

	Consolidated
	2011	2010	2009
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	67,244	54,407	12,753
Other financial components	-	-	199
	67,244	54,407	12,952
Deferred Costs Variations
Parcel "A"	-	333	1,290
CVA (**)	404,148	333,622	374,336
	404,148	333,954	375,626
Prepaid Expenses
Overcontracting	27,364	23,860	100,326
Low income consumers' subsidy - Losses	17,922	34,994	55,506
Neutrality of the sector charges	224	-	-
Other financial components	53,647	67,205	11,557
	99,157	126,059	167,389
Liabilities
Deferred Gains Variations
Parcel "A"	(1,337)	(11,472)	(44,419)
CVA	(488,500)	(364,365)	(377,735)
	(489,838)	(375,837)	(422,154)
Other Accounts Payable (note 22)
Tariff review	-	-	(89,261)
Discounts TUSD and Irrigation	(127)	(1,923)	(991)
Overcontracting	(48,367)	(61,391)	(17,541)
Low income consumers' subsidy - Gains	(17,010)	(6,280)	(6,011)
Neutrality of the sector charges	(97,138)	(63,905)	-
Tariff Review – Provisional Procedure	(32,181)	-	-
Other financial components	(5,739)	(29,666)	(12,138)
	(200,562)	(163,165)	(125,942)

Total net	(119,851)	(24,581)	7,871

(*) Network Usage Charge (**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

The main characteristics of the regulatory assets and liabilities are:

a) TUSD Discounts and Irrigation

The distribution subsidiaries recognize regulatory assets and liabilities in relation to the special discounts applied on the TUSD to the free consumers, in respect of electric energy supplied from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

b) Parcel “A”

Corresponds to the variation in the non-manageable costs representing Parcel "A" of the concession agreements between January 1 and October 25, 2001, during the rationing period.

c) CVA

Refers to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

d) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL, and are also assured that costs or income derived from overcontracting will be passed on to the tariffs, restricted to 3% of the energy load requirement.

e) Subsidy - Low Income

Refers to the subsidies granted to consumers entitled to the Social Electric Energy Tariff (Low Income) if they are enrolled in the Sole Register for Federal Government Social Programs (Cadastro Único para Programas Sociais do Governo Federal – CadÚnico), irrespective of their energy consumption.

f) Neutrality of the Sector Charges

Refers to the neutrality of the sector charges in the tariff, calculating the monthly differences between the amounts billed and the amounts considered in the tariff.

g) Tariff Review – Provisional Procedure

The tariff review for the subsidiary CPFL Piratininga was scheduled for October 23, 2011. ANEEL’s Order nº 4.991, of December 29, 2011, concerning the basic procedures for preparation of the financial statements, requested recognition of the best estimate of the accounting impact of the tariff review for 2011.

h) Other Financial Components

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and TUSD G financial adjustment.

Financial components were also granted in the tariff review of the distributors, to adjust previous tariff reviews or adjustments

(38)  SUBSEQUENT EVENT

38.1 Acquisition of Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. and Atlântica V Parque Eólico S.A.

In a notice to the market dated January 13, 2012, the Company advised that the indirect subsidiary CPFL Renováveis had signed a purchase agreement with the company Cobra Instalaciones Y Servicios S.A., with the objective of acquiring 100% of the shares of Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. and Atlântica V Parque Eólico S.A. (“companies”).

The companies hold authorizations to generate electric energy from wind sources under the independent production system, for a period of 35 years, by installation of their respective wind power plants, with joint installed power of 120 MW. The purchase agreement is subject to approval by ANEEL and other conditions inherent to this type of negotiation. Once the conditions have been fulfilled, the subsidiary CPFL Renováveis will hold all the companies’ shares.

The other additional information required CPC 15 (R1) cannot be disclosed, as the transaction is in the process of finalization.

38.2 Acquisition of Bons Ventos Geradora de Energia S.A.

On February 24, 2012, CPFL Renováveis disclosed in a Relevant Fact the signing of an agreement to purchase shares in the company BVP S.A., which holds 100% of the shares of Bons Ventos Geradora de Energia S.A.. Bons Ventos has an authorization from ANEEL to operate the wind power plants Taíba Albatroz, Bons Ventos, Enacel and Canoa Quebrada, with total installed capacity of 157.5 MW.

The total acquisition cost is R$ 1,062 million, as follows: (i) R$ 600 million to be paid to the vendors (consideration transferred); and (ii) assumption of a net debt of R$ 462 million, which may be restated by the closing date of the acquisition, in accordance with the share purchase contract.

These wind power plants are located in the State of Ceará and are in full commercial operation. The total energy is contracted to Eletrobrás for 20 years, through PROINFA.

Finalizing the acquisition and paying the price are subject to meeting pre-conditions established in the share purchase agreement and obtaining the pertinent prior authorizations, including the agreement of ANEEL, the financing banks and the antitrust organizations, including the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE).

The other additional information required by CPC 15 (R1) cannot be disclosed, as the transaction is in the process of finalization.

Independent auditors´ report over financial statements

To Board of directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of CPFL Energia S.A. (“the Company”), referred as Parent Company and Consolidated, respectively, which comprise the balance sheet as of December 31, 2011, the statements of income, comprehensive income, changes in shareholders’ equity and cash flows, for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility over the Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards, (IFRS) issued by International Accounting Standard Board - IASB, and in accordance with accounting practices adopted in Brazil, as such with internal controls that management determined necessary to enable the preparation of financial statements that are free from material misstatement, independently if due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with Brazilian and International auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence of the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion over the individual financial statements

In our opinion, the abovementioned individual financial statements present fairly, in all material respects, the financial position of CPFL Energia S.A. as of December 31, 2011, and its financial operations and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion over the consolidated financial statements

In our opinion, the abovementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of CPFL Energia S.A. as of December 31, 2011, and its consolidated financial operations and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standard Board - IASB and with accounting practices adopted in Brazil.

Emphasis

As described in explanatory note 2.1, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of CPFL Energia S.A. those practices differ from IFRS, applicable to the separate financial statements, only for the evaluation of investments in subsidiary, associate and joint ventures for the equity pick up, while for IFRS it would be evaluated by cost or fair value method. Our opinion is not qualified due to this matter.

Other matter

Statements of added value

We also audited, the individual and consolidated statements of added value (DVA), prepared under the Management´s responsibility, for the year ended December 31, 2011, whose presentation is required by the Brazilian statutory law for public companies, and as a supplemental information for IFRS that do not requires the DVA disclosure. Those statements were subject to the same aforementioned auditing procedures, and in our opinion, are presented fairly, in all material respects, in relation to the financial statements as a whole.

Campinas, February 24, 2012.

KPMG Auditores Independentes

CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça

Accountant CRC 1SP125991/O-0

121

EXECUTIVE BOARD

WILSON P. FERREIRA JUNIOR

Chief Executive Officer, temporarily assuming the responsibilities of the position of Vice-President for Business Development and Institutional Relations

LORIVAL NOGUEIRA LUZ JUNIOR

Vice-President for Finance

and Investor Relations

JOSÉ MARCOS CHAVES DE MELO

Vice-president for Administration

CARLOS MARCIO FERREIRA

Vice-president for Operation

BOARD OF DIRECTORS

MURILO CESAR L.S. PASSOS

Chairman

IVAN DE SOUZA MONTEIRO

 Vice Chairman

ANA DOLORES MOURA CARNEIRO DE NOVAES

CARLOS ALBERTO CARDOSO MOREIRA

CLAUDIO BORIN GUEDES PALAIA

FRANCISCO CAPRINO NETO

RENE SANDA

ACCOUNTING DIVISION

ANTÔNIO CARLOS BASSALO

 Accounting Director

CT-CRC. 1SP085.131/O-8

SÉRGIO LUIZ FELICE

Accounting Manager

CT-CRC. 1SP192.767/O-6

Report of the Audit Committee

The Audit Committee of CPFL Energia S/A, in the exercise of its legal prerogatives, having examined the Annual Management Report, the Financial Statements for Fiscal Year 2011, in the light of the clarifications given by the Directors of the Company, the representative of the External Auditors, and also based on the opinion of KPMG Auditores Independentes, dated February 24, 2012, is of the opinion that these documents are fit to be reviewed and voted on by the General Shareholders’ Meeting.

São Paulo, March 2, 2012.

José Reinaldo Magalhães President
Daniela Corci Cardoso Member	Adalgiso Fragoso de Faria Member
Wilton de Medeiros Daher Member	Martin Roberto Glogowsky Member

Management Declaration on financial Statements

The Company’s Management have declared that reviewed, discussed and agree with all of information included in the Financial Statements as of December 31, 2011, as well as the auditors’ opinion issued by KPMG Auditores Independentes.

Management Declaration on Independent Auditors’ Report

The Company’s Management have declared that reviewed, discussed and agree with all of information included in the Financial Statements as of December 31, 2011, as well as the auditors’ opinion issued by KPMG Auditores Independentes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.